Exhibit 2.1
PURCHASE AGREEMENT
BY AND BETWEEN
CORROSION CONTROL CORPORATION,
GARLOCK (GREAT BRITAIN) LIMITED,
GARLOCK GmbH,
ENPRO LUXEMBOURG HOLDING COMPANY
and
COLTEC INDUSTRIES PACIFIC PTE LTD
(the “Buyer Entities”)
AND
PIPELINE SEAL AND INSULATOR, INC.,
TEXAS PLASTICOTE, INC.,
GPP GLOBAL PIPELINE PRODUCTS LTD,
CPI COMMERCIAL PLASTIC INDUSTRIES LTD,
ARNOLD STEVENS
and
DAVID NORDEEN
(the “Seller Parties”)
DATED AS OF JANUARY 28, 2011

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PURCHASE AGREEMENT
     This PURCHASE AGREEMENT, dated as of January 28, 2011 (as amended in accordance with the terms hereof, this “Agreement”), is between Corrosion Control Corporation, a Colorado corporation (the “Buyer”), Garlock (Great Britain) Limited, a United Kingdom company (the “U.K. Buyer”), Garlock GmbH, a German company (the “German Buyer”), EnPro Luxembourg Holding Company, a Luxembourg company (the “Luxembourg Buyer”) and Coltec Industries Pacific PTE LTD, a Singapore company (the “Singapore Buyer”), on the one hand, and Pipeline Seal and Insulator, Inc., a Nevada corporation (“PSI”), Texas Plasticote, Inc., a Nevada corporation (“TPI;” together with PSI, the “U.S. Sellers”), GPP Global Pipeline Products Ltd, an Irish company (“GPP;” and together with PSI and TPI, the “Sellers”), CPI Commercial Plastic Industries Ltd, an Irish company (“Commercial Plastics”), and Arnold Stevens, an individual resident of Nevada (“Stevens;” and collectively with PSI, GPP and Commercial Plastics, the “Selling Shareholders”), and David Nordeen, an individual resident of Nevada (“Nordeen;” and together with Stevens, the “Owners”), on the other hand. Barham Industries Corp., a Nevada corporation and the sole shareholder of Commercial Plastics and GPP (“Barham”), is a party to this Agreement solely for purposes of providing indemnification jointly and severally with the Seller Parties pursuant to Section 7 hereof. As used in this Agreement, the term “Buyer Entities” means, collectively, the Buyer, the U.K. Buyer, the German Buyer, the Luxembourg Buyer and the Singapore Buyer, and the term “Seller Parties” means collectively, PSI, TPI, GPP, Commercial Plastics, Stevens and Nordeen.
Background Statement
     The Sellers and the Seller Foreign Entities are engaged in the design, manufacture, packaging, sale and distribution of sealing and related products, pipeline accessories, and signage systems including for use in the oil and gas and water/wastewater treatment industries (the “Business”). The Owners own, directly or indirectly, all of the outstanding equity of each of the Sellers. The Sellers desire to sell, and the Buyer desires to purchase, the assets, properties, rights and business owned by the Sellers and used in the Business. In addition, the parties desire that all of the issued and outstanding equity interests owned, directly or indirectly, by the Selling Shareholders in the Seller Foreign Entities be acquired by the Buyer Entities as further set forth herein. The purpose of this Agreement is to set forth the terms and conditions of these transactions. Capitalized terms used in this Agreement and not defined in the text hereof have the meanings given to them in the Definitions Appendix hereto.
Statement of Agreement
     The parties hereto agree as follows:
     Section 1. Purchase Transactions; Terms of Payment and Closing.
     1.1 Purchase of Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, effective at the Effective Time, the U.S. Sellers agree to sell, assign, transfer and deliver, free and clear of all Liens other than Permitted Encumbrances, to the Buyer, and the Buyer agrees to purchase, all of the Purchased Assets. The “Purchased Assets” are all of

the assets, properties, rights and business of the U.S. Sellers, real, personal, tangible and intangible, wherever located, and all of the U.S. Sellers’ rights related thereto, in each case other than the Seller Equity Interests sold pursuant to Section 1.4 and the Seller Excluded Assets, as of the Effective Time. The Purchased Assets include, without limitation, all of the U.S. Sellers’ legal and beneficial right, title and interest, as of the Effective Time, to and in each of the following:
     (a) all tangible assets owned, leased or otherwise used by the U.S. Sellers, including machines, equipment, tools, spare parts, computer hardware, data processing and telecommunications equipment, furniture, office equipment, vehicles and other equipment, and all contract rights (including any express or implied warranties) with respect thereto;
     (b) all Accounts Receivable of the U.S. Sellers other than Intercompany Accounts Receivable (the “Seller Accounts Receivable”);
     (c) all inventories of the U.S. Sellers;
     (d) all Permits used by the U.S. Sellers related to the Business that are transferable pursuant to their terms;
     (e) all Proprietary Rights of the U.S. Sellers (the “Seller Proprietary Rights”), including all telephone, telecopy and e-mail addresses and listings of the U.S. Sellers; and all domain names and subdomain names of the U.S. Sellers;
     (f) all Software of the U.S. Sellers;
     (g) all Seller Contracts of the U.S. Sellers except for those that are Seller Excluded Contracts (the “Seller Purchased Contracts”), all rights arising out of all Seller Purchased Contracts, and all copies of Seller Purchased Contracts and of correspondence related thereto held by the U.S. Sellers, provided, that the U.S. Sellers shall be permitted to retain copies of same for their records;
     (h) all insurance benefits of the U.S. Sellers relating to the Purchased Assets and the Assumed Liabilities;
     (i) all files, books and records, documents, plans, proposals and other recorded knowledge of the U.S. Sellers, including client and customer records, research and development records, production reports and records, warranty records, equipment logs, operating guides and manuals, financial and accounting records, training materials, advertising, promotional, and marketing materials, and other similar documents and records and, subject to Law, copies of all personnel and other records of the U.S. Sellers that are described in Section 1.2(d);
     (j) all claims and rights of the U.S. Sellers related to the Business, including all claims and rights of the U.S. Sellers against third parties related to the Business, and all rights of the U.S. Sellers for deposits and prepaid expenses, claims for refunds (other than Taxes) and rights of offset of the U.S. Sellers related to the Business; and

     (k) the Business as a going concern and all of the goodwill associated with such Business.
     1.2 Seller Excluded Assets. Notwithstanding anything in Section 1.1 to the contrary, the Purchased Assets do not include the following assets of the U.S. Sellers (the “Seller Excluded Assets”; and collectively with the Seller Foreign Entity Excluded Assets set forth in Section 1.5, the “Excluded Assets”), all of which will be retained by the U.S. Sellers:
     (a) the rights arising under the Seller Contracts listed on Schedule 1.2(a) (collectively, the “Seller Excluded Contracts”);
     (b) all cash and cash equivalents, except to the extent necessary to fund Outstanding Checks as of the Effective Time;
     (c) all corporate minute books, corporate seals, stock records and Tax Returns of the U.S. Sellers;
     (d) all records of the U.S. Sellers that the U.S. Sellers, pursuant to Law, are required to retain in their possession;
     (e) all claims and rights to Tax refunds, Tax credits, and Tax deposits (excluding ad valorem taxes) of the U.S. Sellers, but in each case only to the extent such refunds, claims, credits or deposits relate to a period ending at or prior to Closing;
     (f) all Intercompany Accounts Receivable;
     (g) all assets and rights of the U.S. Sellers with respect to the Seller Employee Plans and Seller Benefit Obligations; and
     (h) the assets, rights and properties of the U.S. Sellers specifically set forth in Schedule 1.2(h).
     1.3 Procedures for Non-Transferable Assets. If any Material Contracts or any property or rights included in the Purchased Assets are not assignable or transferable either by virtue of the provisions thereof or under Law without the Consent of any Person that has not been obtained as of the Closing, (i) this Agreement and the related instruments of transfer shall not constitute an assignment or transfer thereof and the Buyer Entities shall not assume the obligations of the U.S. Sellers or the Seller Foreign Entities with respect thereto, and (ii) the Seller Parties will use their commercially reasonable best efforts to obtain, as soon as possible after the Closing, any such Consents requested by a Buyer Entity and assign such Material Contracts or other property or rights to the Buyer or one of the other Buyer Entities (as determined by the Buyer) on the effective date for any such Consent obtained. With respect to any Material Contract, property or right for which a necessary Consent has not previously been obtained, if requested by a Buyer Entity, the Seller Parties will enter into any reasonable arrangement with the Buyer Entities that is designed to give the Buyer Entities the practical benefits of such Contract, property or right, without any additional mark-up or other cost to the Buyer Entities.

     1.4 Purchase of Seller Equity Interests.
     (a) On the terms and subject to the conditions set forth in this Agreement, effective as of the Effective Time, (i) Stevens agrees to sell, assign, transfer and deliver to the U.K. Buyer, and the U.K. Buyer agrees to purchase, all of the Equity Interests in Pipeline Seal U.K., (ii) PSI agrees to sell, assign, transfer and deliver to the Luxembourg Buyer, and the Luxembourg Buyer agrees to purchase, all of PSI’s Equity Interests in the Italian JV, (iii) PSI agrees to sell, assign, transfer and deliver to the Singapore Buyer, and the Singapore Buyer agrees to purchase, all of PSI’s Equity Interests in the Japanese JV, (iv) GPP agrees to sell, assign, transfer and deliver to the Singapore Buyer, and the Singapore Buyer agrees to purchase, all of GPP’s Equity Interests in the Malaysian JV, and (v) Commercial Plastics agrees to sell, assign, transfer and deliver to the German Buyer, and the German Buyer agrees to purchase, all of the Equity Interests in Franken Plastik, in each case, free and clear of all Liens.
     (b) Each Selling Shareholder declares that for so long as it remains the registered holder of any of the Seller Equity Interests transferred pursuant to this Section 1.4 after Closing, it shall (i) hold such Equity Interests and the dividends and other distributions of profits or surplus or other assets declared, paid or made in respect of them after Closing and all rights arising out of or in connection with them, in trust for the Buyer Entities and any successors in title to the Buyer Entities, and (ii) deal with and dispose of such Equity Interests and all such dividends, distributions and rights as are described in this Section 1.4(b) as the Buyer Entities or any such successor may direct. The Selling Shareholders appoint the Buyer Entities as their lawful attorneys for the purpose of signing any written resolution (or receiving notices of and attending and voting at all meetings) of the Equity Interest holders of the Seller Foreign Subsidiaries, Pipeline Seal U.K. and the Seller Foreign JVs from Closing to the day on which the Buyer Entities or their nominees are entered in the register of Equity Interest holders of the relevant Seller Foreign Subsidiaries, Pipeline Seal U.K. and the Seller Foreign JVs as the holder of such Equity Interests.
     1.5 Seller Foreign Entity Excluded Assets. The parties agree that, immediately prior to the Effective Time, the Seller Foreign Subsidiaries and Pipeline Seal U.K. shall distribute the following assets to the Selling Shareholders (collectively, the “Seller Foreign Entity Excluded Assets”) and shall transfer to the Selling Shareholders valid and legal title to such assets, pursuant to such instruments of sale, transfer, conveyance and assignment as the Selling Shareholders reasonably determine are necessary to transfer, convey and assign such assets (provided that the Selling Shareholders shall provide such documentation to the Buyer for its approval prior to the Closing, which approval shall not be unreasonably withheld):
     (a) all cash and cash equivalents of the Seller Foreign Subsidiaries and Pipeline Seal U.K., except to the extent necessary to fund Outstanding Checks as of the Effective Time;
     (b) those Seller Foreign Entity Contracts, if any, set forth on Schedule 1.5(b) (collectively, the “Seller Foreign Entity Excluded Contracts”) and the rights arising thereunder;
     (c) the Intercompany Accounts Receivable of the Seller Foreign Subsidiaries and Pipeline Seal U.K.; and

     (d) the assets, rights and properties of the Seller Foreign Subsidiaries and Pipeline Seal U.K., if any, specifically set forth on Schedule 1.5(d).
     1.6 U.S. Seller Liabilities. On the terms and subject to the conditions of this Agreement, the Buyer Entities will assume only the following obligations and liabilities of the U.S. Sellers, effective as of the Effective Time (the “Assumed Liabilities”):
     (a) the current account payable liabilities of the type set forth on Schedule 1.6(a) (other than Intercompany Accounts Payable) (the “Trade Accounts Payable”) of the U.S. Sellers and liabilities for accrued vacation/holiday for Transferred Employees, in each case only to the extent incurred by the U.S. Sellers in connection with their operation of the Business in the Ordinary Course and only to the extent that such liabilities both exist as of the Effective Time and are included in the calculation of Closing Net Working Capital (except for accrued vacation/holiday not required by the terms of this Agreement to be included in the calculation of Closing Net Working Capital); and
     (b) the obligations of the U.S. Sellers arising after the Effective Time under the Seller Purchased Contracts, except for liabilities (i) for breaches thereof occurring at or before the Effective Time, (ii) under Seller Purchased Contracts that are required by the terms of Section 2.21(a) to be listed on Schedule 2.21(a), but that are not so listed, and (iii) related to products, goods, or services manufactured, sold or provided prior to the Effective Time.
     Except for the Assumed Liabilities (and the Seller Foreign Entity Assumed Liabilities as set forth in Section 1.7), the Buyer Entities and their Affiliates will not assume or be liable for any liabilities or obligations of any kind or nature, whether absolute, contingent, accrued, known or unknown, of the Business as conducted prior to the Effective Time by the Seller Parties, the Seller Foreign Subsidiaries or Pipeline Seal U.K. (all liabilities that are not Assumed Liabilities or Seller Foreign Entity Assumed Liabilities, collectively, the “Excluded Liabilities”). The Excluded Liabilities include, without limitation, (i) any Environmental Liabilities of the Sellers, the Seller Foreign Subsidiaries or Pipeline Seal U.K., (ii) any liabilities of the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. for Taxes (including, without limitation, any Taxes incurred pursuant to Section 1.5, any Taxes related to the release of intercompany liabilities on or before the Closing Date and any VAT related to transactions occurring prior to the Effective Time, other than the Closing VAT Amount which shall be paid pursuant to Section 1.12(b) and the liability for which shall constitute a Seller Foreign Entity Assumed Liability), (iii) any liability related to the employment of the employees of the Sellers, the Seller Foreign Subsidiaries or Pipeline Seal U.K., including any Change of Control Payments (except for the Assumed Liabilities expressly referenced in Section 1.6(a) and the Seller Foreign Entity Assumed Liabilities expressly referenced in Section 1.7(a)), (iv) any Seller Transaction Expenses, (v) any Closing Indebtedness, (vi) any Warranty Liability or Product Liability, (vii) any liabilities relating to the Mavei Business prior to Closing (except for Seller Foreign Entity Assumed Liabilities expressly referenced in Section 1.7(a)), and (viii) any Seller Foreign Entity Excluded Liabilities. The Seller Parties will pay and perform and will cause their Affiliates to pay and perform, when due, all Excluded Liabilities.
     1.7 Seller Foreign Entity Assumed Liabilities. The parties agree that, upon the transfer of the Seller Equity Interests to the Buyer Entities as of the Effective Time, only the following liabilities shall remain liabilities of the Seller Foreign Subsidiaries and Pipeline Seal U.K. (the “Seller Foreign Entity Assumed Liabilities”):
     (a) the current Trade Accounts Payable (other than Intercompany Accounts Payable) of the Seller Foreign Subsidiaries and Pipeline Seal U.K. and liabilities for accrued vacation/holiday and sick days (including accrued vacation/holiday and sick days relating to the Mavei Business) for employees of the Seller Foreign Subsidiaries and accrued vacation/holiday for employees of Pipeline Seal U.K., in each case, who remain employees of such Persons immediately following the Effective Time, and in each case only to the extent incurred by the Seller Foreign Subsidiaries and Pipeline Seal U.K. in connection with their operation of the Business in the Ordinary Course and only to the extent that such liabilities both exist as of the Effective Time and are included in the calculation of Closing Net Working Capital (except for such accrued vacation/ holiday and sick days not required by the terms of this Agreement to be included in the calculation of Closing Net Working Capital), and excluding any trade accounts payable liabilities relating to the Mavei Business; and
     (b) the obligations of each Seller Foreign Subsidiary and Pipeline Seal U.K. arising after the Effective Time under the Seller Foreign Entity Contracts (other than the Seller Foreign Entity Excluded Contracts), except for liabilities (i) for breaches thereof occurring at or before the Effective Time, (ii) under Seller Foreign Entity Contracts that are required by the terms of Section 2.21(a) to be listed on Schedule 2.21(a) but that are not so listed, and (iii) related to products, goods or services manufactured, sold or provided prior to the Effective Time.
     The Seller Parties shall pay and perform, on or before the date due, all liabilities and obligations of the Seller Foreign Subsidiaries and Pipeline Seal U.K. of any kind or nature, whether absolute, contingent, accrued, known or unknown, relating to the period prior to the Effective Time that are not Seller Foreign Entity Assumed Liabilities (all liabilities of the Seller Foreign Subsidiaries and Pipeline Seal U.K. that are not Seller Foreign Entity Assumed Liabilities are, collectively, the “Seller Foreign Entity Excluded Liabilities”), and neither the Seller Foreign Subsidiaries nor Pipeline Seal U.K. shall be subject to or liable after the Closing for any of the Seller Foreign Entity Excluded Liabilities. To the extent that such Seller Foreign Entity Excluded Liabilities are capable of being paid or performed prior to the Closing Date (including, without limitation, payment of payroll through the Closing Date for employees of the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K.), such Seller Foreign Entity Excluded Liabilities shall be paid or performed by the Seller Parties, the applicable Seller Foreign Subsidiary or Pipeline Seal U.K. prior to the Closing Date. With respect to any Seller Foreign Entity Excluded Liabilities that remain unpaid on or after the Closing Date, the Seller Parties agree (i) to the extent that such Seller Foreign Entity Excluded Liabilities have not been paid by the Buyer Entities, the Seller Foreign Subsidiaries or Pipeline Seal U.K. after the Closing Date, to discharge directly such Seller Foreign Entity Excluded Liabilities then due within 15 days after the Sellers’ Representative receives from a Buyer Entity (a) evidence in writing reasonably satisfactory to the Sellers’ Representative of the existence of such liability and (b) evidence reasonably satisfactory to the Sellers’ Representative that such liability is a Seller Foreign Entity Excluded Liability; and (ii) to the extent that such Seller Foreign Entity Excluded Liabilities have been paid by the Buyer Entities, a Seller Foreign Subsidiary, Pipeline Seal U.K. or any of their Affiliates after the Closing Date, to reimburse the Buyer Entities, the applicable Seller Foreign Subsidiary, Pipeline Seal U.K. or the applicable Affiliate thereof for such payments within 15 days after the Sellers’ Representative receives from a Buyer Entity (a) evidence in writing of the existence of such liability and the payment therefor by a Buyer Entity, the applicable Seller Foreign Subsidiary, Pipeline Seal U.K. or any of their Affiliates, such evidence to be reasonably satisfactory to the Sellers’ Representative, and (b) evidence reasonably satisfactory to the Sellers’ Representative that such liability is a Seller Foreign Entity Excluded Liability.
     1.8 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement will take place at the offices of the Buyer on the date that is two Business Days after the satisfaction or waiver of all of the conditions set forth in Section 6 (other than those that by their terms are to be satisfied at the Closing) or such other location and date as mutually agreed by the parties. The Closing will be effective as of 11:59 p.m. on the Closing Date (the “Effective Time”), and all actions scheduled in this Agreement to take place at the Closing shall be deemed to occur simultaneously at such time.
     1.9 Purchase Price; Manner of Payment.
     (a) In exchange for the sale of the Purchased Assets to the Buyer and the sale of the Seller Equity Interests to the Buyer Entities, subject to the terms and conditions set forth herein, the Buyer will pay to the Sellers and the other Selling Shareholders an aggregate amount equal to $100,000,000 (the “Purchase Price”), minus the amount, if any, by which the final Closing Net Working Capital as determined pursuant to Section 1.11 is less than the Target Net Working Capital.
     (b) Omitted.
     (c) Closing Payment. At the Closing, the Buyer Entities (or their Affiliates) will make the following payments (together, the “Closing Payment”):
     (i) $5,000,000 (the “Escrow Amount”) will be deposited with Wells Fargo Bank, National Association (the “Escrow Agent”), to be held pursuant to the terms of an escrow agreement in the form of Exhibit A (the “Escrow Agreement”), entered into by the Buyer, the Sellers’ Representative, and the Escrow Agent;
     (ii) $95,000,000, less the sum of (v) the amount of Closing Indebtedness, (w) the amount of any Change of Control Payments, (x) the amount of Seller Transaction Expenses, (y) the amount of Unpaid 2010 Bonuses and Commissions, and (z) if required pursuant to Section 5.8(b), the Eiber Estimated Settlement Amount, will be paid to the Sellers’ Representative (for the benefit of the Seller Parties) by wire transfer of immediately available funds to an account designated in writing by the Sellers’ Representative;
     (iii) the amount of the Closing Indebtedness shall be paid to the Sellers’ Lenders in accordance with the instructions set forth in the Payoff Letters;
     (iv) the Seller Transaction Expenses shall be paid to each provider of services set forth in the Payoff Letters;

     (v) the Change of Control Payments shall be paid to the parties required to receive such payments as set forth on Schedule 1.9(c)(v); and
     (vi) the Unpaid 2010 Bonuses and Commissions shall be paid to the parties entitled to receive such payments as set forth on Schedule 1.9(c)(vi).
     The Seller Parties will deliver to the Buyer evidence of receipt of the Closing Payment (including the amount of the Closing Indebtedness, the Seller Transaction Expenses, the Change of Control Payments) and of payment of the Unpaid 2010 Bonuses and Commissions, and evidence of the payment of any payroll amounts owed to employees of the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. on account of any period ending on or prior to the Closing Date, in each case, reasonably satisfactory to the Buyer.
     1.10 Closing Obligations. At the Closing:
     (a) The Seller Parties shall deliver to the Buyer:
     (i) A Bill of Sale in the form of Exhibit B, executed by the U.S. Sellers (the “U.S. Bill of Sale”).
     (ii) An Assignment and Assumption Agreement in the form of Exhibit C (the “Assignment and Assumption Agreement”), executed by the U.S. Sellers.
     (iii) A Non-Competition, Nondisclosure, and Nonsolicitation Agreement in the Form of Exhibit D (the “Seller Noncompete”), executed by each of the Seller Parties.
     (iv) A Consulting Agreement in the form of Exhibit E, executed by Nordeen (the “Nordeen Consulting Agreement”).
     (v) A Consulting Agreement in the form of Exhibit F, executed by David Best (the “Best Consulting Agreement”; and together with the Nordeen Consulting Agreement, the “Consulting Agreements”).
     (vi) Omitted.
     (vii) The Escrow Agreement, executed by the Sellers’ Representative and the Escrow Agent.
     (viii) An assignment of the Seller Proprietary Rights substantially in the form of Exhibit G executed by the U.S. Sellers and the Owners (the “Seller IP Assignment”).
     (ix) Omitted.
     (x) Omitted.
     (xi) A lease in the form of Exhibit H, executed by Lapeer Properties, Inc. (the “Houston Lease”).

     (xii) A lease in the form of Exhibit I executed by St. Neots Properties Limited (the “U.K. Lease”).
     (xiii) An estoppel certificate in the form of Exhibit J executed by each holder of Equity Interests in the Seller Foreign JVs (the “JV Estoppel Certificates”).
     (xiv) Omitted.
     (xv) A General Release in the form of Exhibit K executed by the Seller Parties and their Affiliates (the “General Release”).
     (xvi) Subject to Section 5.19, to the extent the Seller Equity Interests are certificated, certificates representing the Seller Equity Interests, duly endorsed (or accompanied by duly executed stock powers or such other documents of transfer sufficient to transfer such Equity Interests under Law) to the applicable Buyer Entity.
     (xvii) To the extent the Seller Equity Interests are not certificated (or as otherwise required by Law or requested by the Buyer Entities), assignments or other documents of transfer in form and substance reasonably satisfactory to the Buyer, executed by the applicable Selling Shareholder, sufficient to transfer such Equity Interests to the applicable Buyer Entity under Law (the “Equity Transfer Documents;” and collectively with the U.S. Bill of Sale, the Seller Noncompete, the Consulting Agreements, the Escrow Agreement, the Houston Lease, the U.K. Lease, the Assignment and Assumption Agreement and the Seller IP Assignment, the “Primary Transaction Agreements”).
     (xviii) Individual payoff letters, in form and substance reasonably satisfactory to the Buyer (collectively, the “Payoff Letters”) from (i) each lender of Closing Indebtedness (the “Sellers’ Lenders”) (all of which are set forth on Schedule 1.10(a)(xviii)) indicating that upon payment of a specified amount, such lender shall release its Liens and other security interests in, and agree to execute or authorize the execution of Uniform Commercial Code termination statements or similar filings in foreign jurisdictions necessary to release of record its Liens and other security interests in, the assets and properties of the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K., and (ii) each provider of services giving rise to a Seller Transaction Expense.
     (xix) Omitted.
     (xx) Evidence reasonably satisfactory to the Buyer of termination of that certain License Agreement dated as of February 28, 2003 between PSI and GPP.
     (xxi) GPP Waiver Agreements executed by each of Yvonne Kelly, Hillary O’Shea, David Nordeen and David Best, in the forms attached as Exhibit L.
     (xxii) Termination Agreement of Link-Seal License and Technical Assistance Agreement in the form of Exhibit M.

     (xxiii) Evidence of the transfer prior to the Closing of substantially all of the assets of Mavei and GPP (other than the assets listed on Schedules 5.12(a) and 5.12(c)) in form and substance reasonably satisfactory to the Buyer and evidence of the provision of appropriate notices to any employees of Mavei and GPP regarding the Mavei Sale Transaction and the GPP Sale Transaction;
     (xxiv) A document, notarized in Germany, stating that PSI, as the potential owner of a share in PSI Germany with the nominal value of 10,000 DEM and Franken Plastik as the possible current owner of this share, agree that Franken Plastik is the actual owner of 100% of the shares of PSI Germany and that PSI for reasons of precaution assigns any ownership and other rights it may have in and to this share and any other possibly owned shares in PSI Germany to Franken Plastik without Franken Plastik having to pay any consideration to PSI in return therefor and that Stevens consents to this transaction;
     (xxv) Evidence reasonably satisfactory to the Buyer that the Business Contracts with Affiliates of the Seller Parties listed on Schedule 2.25 have been terminated; and
     (xxvi) Evidence reasonably satisfactory to the Buyer that the authorized signatories of the Seller Foreign Subsidiaries and Pipeline Seal U.K. on the bank accounts of such Persons have been changed to such person or persons as requested by the Buyer and termination of the powers of attorney listed on Schedule 2.26 in favor of David Best and Franz Eiber.
     (b) The Buyer Entities shall deliver to the Sellers’ Representative (for the benefit of the Seller Parties):
     (i) Each payment required to be made by the Buyer Entities to the Sellers’ Representative at Closing pursuant to Section 1.9.
     (ii) The Primary Transaction Agreements to be executed by the Buyer Entities, each as executed by the applicable Buyer Entities.
     (c) Upon consummation of the transactions contemplated by this Agreement at Closing, the parties hereto shall execute a closing memorandum, in the form of Exhibit N, in which the Seller Parties and the Buyer Entities confirm that the Closing has occurred and that the actions required to take place at Closing have taken place (the “Closing Memorandum”).
     1.11 Closing Net Working Capital.
     (a) Within 30 days after the Closing, the Seller Parties will prepare and deliver to the Buyer a calculation of Net Working Capital as of the Effective Time (the “Closing Net Working Capital”). Each item included in the Closing Net Working Capital shall be calculated in accordance with generally accepted accounting principles as in effect in its jurisdiction of organization for each of the U.S. Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K., and past practices of the Business consistently applied in the same manner as in the Financial Statements. The Closing Net Working Capital calculation will take into account appropriate reserves as of the Effective Time and physical inventories of each of the U.S. Sellers, the Seller

Foreign Subsidiaries and Pipeline Seal U.K. as of January 29 and 30, 2011 (adjusted as appropriate for changes in inventory occurring from and after January 30, 2011 through the Effective Time based on the books and records of the Persons then respectively holding such inventory), and shall be calculated in accordance with the principles and in a manner consistent with the calculation of Net Working Capital as of the Balance Sheet Date attached as Schedule 1.11(a). Notwithstanding the foregoing, in the event the Closing does not occur on or prior to February 18, 2011, the Closing Net Working Capital calculation will take into account physical inventories of each of the U.S. Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. conducted instead as of the Closing Date. Subject to Section 5.1, representatives of the Buyer shall have the right to be present at all physical inventories conducted pursuant to this Section 1.11(a).
     (b) If the Buyer does not accept the Seller Parties’ calculation of the Closing Net Working Capital, the Buyer will give written notice to the Sellers’ Representative prior to the 30th day after delivery thereof, including therein a reasonably particularized statement of its objection thereto. The Buyer will be deemed to have accepted the calculation of the Closing Net Working Capital if written notice of objection is not delivered by such date. Any notice of objection will set forth in reasonable detail the basis and the purported amount for each objection.
     (c) The Buyer and the Sellers’ Representative shall attempt in good faith to resolve any disagreement related to the calculation of Closing Net Working Capital within 30 days after delivery of any notice of objection pursuant to Section 1.11(b). If the Buyer and the Sellers’ Representative are unable to resolve such disagreement within 30 days after delivery of the written notice, the parties will jointly engage Deloitte Touche Tohmatsu Limited (the “Reviewing Accountant”) to resolve the issues in dispute. The Reviewing Accountant will apply accounting principles, in accordance with the provisions of this Section 1.11, to evaluate the issues at hand and will not have the power to alter, modify, amend, add to or subtract from any term or provision of this Agreement. The parties will instruct the Reviewing Accountant to render its decision within 15 days of the engagement, and such decision will be binding on the parties. The fees, costs and expenses of the Reviewing Accountant will be paid by the Seller Parties, on the one hand, and the Buyer Entities, on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Reviewing Accountant that are unsuccessfully disputed by such party, as finally determined by the Reviewing Accountant, bears to the aggregate amount of such disputed items so submitted. The determination of the Reviewing Accountant will be final and binding on the parties.
     1.12 Post-Closing Payments.
     (a) Within five Business Days after the calculation of Closing Net Working Capital is deemed final pursuant to Section 1.11, if the Target Net Working Capital exceeds the final Closing Net Working Capital, then the Seller Parties will pay to the Buyer Entities such excess directly by wire transfer of immediately available funds (and not from the Escrow Amount) to an account designated in writing by the Buyer for such purpose.
     (b) Following the Closing, the parties shall calculate the amount of VAT that would be payable by Franken Plastik, PSI Germany and Pipeline Seal U.K. to the appropriate Tax authorities on account of the Accounts Receivable of such Persons as of the Effective Time to the extent included in the Closing Net Working Capital (taking into account and applying any offsets arising from the Trade Accounts Payable of such Persons as of the Effective Time included in the Closing Net Working Capital), assuming for purposes of such determination that all such Accounts Receivable were collected on the Closing Date and all such Trade Accounts Payable were paid on the Closing Date (such amount, the “Closing VAT Amount”), and the Seller Parties shall pay to the Buyer Entities the Closing VAT Amount within five Business Days after the calculation of Closing Net Working Capital is deemed final pursuant to Section 1.11, by wire transfer of immediately available funds (and not from the Escrow Amount) to an account designated in writing by the Buyer for such purpose.
     1.13 Purchase Price Allocation. An amount equal to the Purchase Price, plus the amount of the Assumed Liabilities described in Section 1.6(a) hereof as reflected in the calculation of the Closing Net Working Capital, will, subject to the terms of the last sentence of this Section 1.13, be allocated among the Purchased Assets, on the one hand, and the Seller Equity Interests, on the other hand, in accordance with Schedule 1.13. Following the payment of any amount paid pursuant to Section 1.12, the parties will revise such allocation in a manner consistent with the agreed-upon allocation set forth in Schedule 1.13. The allocation set forth in such schedule is intended to comply with the requirements of Section 1060 of the Code. The Seller Parties and the Buyer Entities agree to file all Tax Returns or reports, including IRS Form 8594, for their respective taxable years in which the Closing occurs, to reflect the allocation described in Schedule 1.13 (as such schedule may be revised in accordance with this Section 1.13) and agree not to take any position inconsistent therewith before any Governmental Authority charged with the collection of any Tax or in any other Proceeding. Notwithstanding the foregoing, with respect to the allocation of the amount of the Purchase Price allocated among the Purchased Assets of the U.S. Sellers, the Seller Parties, on the one hand, and the Buyer Entities, on the other hand, shall prepare all such Tax Returns and reports based on such allocation principles consistent with Section 1060 of the Code as each separately deems appropriate in their sole judgment.
     1.14 Ad Valorem Taxes. The Seller Parties will be responsible for, and as of the Closing will have paid, all ad valorem Taxes on the Purchased Assets, the assets of the Seller Foreign Subsidiaries and Pipeline Seal U.K. and the Seller Equity Interests levied in years prior to the year in which the Closing occurs. All ad valorem Taxes on the Purchased Assets and the assets of the Seller Foreign Subsidiaries and Pipeline Seal U.K. for the year in which the Closing occurs will be prorated per diem on a calendar-year basis. The Seller Parties will be responsible for the prorated amount of such Taxes up to and including the Closing Date, and the Buyer Entities will be responsible for the prorated amount of such Taxes after the Closing Date. If the amount of any such Taxes is not known as of the Closing, the proration of such Taxes will be based on the Tax bills for the immediately preceding year for which such Tax was paid or payable and payment of the Seller Parties’ prorated amount will be paid to the Buyer Entities within 30 days after the Closing. If, based on actual Tax bills for the year in which the Closing occurs, the Seller Parties paid to the Buyer Entities pursuant to this Section 1.14 an amount that is either greater or less than the aggregate amount of the ad valorem Taxes for which the Seller Parties are responsible pursuant to this Section 1.14, the Buyer Entities will refund to the Sellers’ Representative, on behalf of the Seller Parties, the amount of such excess, and the Seller Parties will pay to the Buyer Entities the amount of such deficiency, as applicable, in each case, promptly upon receipt of written notice, including any supporting documentation evidencing the amount of such Taxes.
     1.15 Transfer Taxes; Filing Fees. The Seller Parties will be liable for and will pay any transfer taxes, federal and state sales taxes, stamp duties and all other Taxes or other like charges payable upon and in connection with the sale or transfer of Purchased Assets at the Closing that require a transfer of a certificate of title (i.e., motor vehicles and real estate). The Buyer Entities will be liable for and will pay any transfer taxes, federal and state sales taxes, stamp duties and all other Taxes or like charges payable on and in connection with the sale or transfer of Purchased Assets at the Closing not requiring a transfer of a certificate of title and the Seller Equity Interests to the Buyer Entities. The parties shall cooperate in filing a manufacturing exemption certificate in lieu of tax if necessary in Texas and any other applicable jurisdiction. Any filing fees or other fees payable to Governmental Authorities (except for Taxes, but including the fee associated with the HSR Act filing and fees arising in connection with all filings pursuant to European and German anti-competition Law) required to consummate the transactions contemplated by this Agreement will be paid by the Buyer or its Affiliates unless pursuant to reasonably established local customs, such fees would be allocated differently.
     1.16 Treatment of Cash; Payment of Outstanding Checks; Deposits.
     (a) Immediately prior to Closing, the Seller Parties shall distribute, or cause to be distributed, all cash from the accounts of the U.S. Sellers, Pipeline Seal U.K. and the Seller Foreign Subsidiaries (the “Seller Accounts”) in excess of the amount, if any, of all Outstanding Checks written from the Seller Accounts. It is the intent of the parties that there will be enough cash left by the Seller Parties in the Seller Accounts as of the Effective Time sufficient to cover the amount of all Outstanding Checks. In the event there is insufficient cash left by the Seller Parties in the Seller Accounts to cover the Outstanding Checks, the Seller Parties shall reimburse the Buyer for such insufficiency on a dollar-for-dollar basis within 10 days of a written request by the Buyer. The Buyer shall pay to the Sellers’ Representative, for the benefit of the Seller Parties, an amount equal to the cash in the Seller Accounts as of the Effective Time in excess of the aggregate amount of all Outstanding Checks, on a dollar-for-dollar basis within 10 days of receipt of a written request by the Sellers’ Representative.
     (b) The parties acknowledge that Pipeline Seal U.K. has provided full cash cover deposits in support of two performance bank guarantees issued by HSBC Bank PLC (“HSBC”) in the amount of € 20,876 and £ 4,183 respectively (the “Performance Bonds”). Upon expiration or termination of each such Performance Bond and upon return of such deposits to Pipeline Seal U.K., Pipeline Seal U.K. shall promptly pay such returned amounts to the Sellers’ Representative, on behalf of the Seller Parties.
     1.17 Escrow.
     (a) The Escrow Amount will be held, invested and distributed in accordance with the terms of the Escrow Agreement and this Agreement. Pursuant to and subject to the restrictions set forth in the Escrow Agreement, the Sellers’ Representative will have sole authority to direct the investment of the Escrow Amount to any investments with a level of risk appropriate for bank escrow accounts. The Escrow Amount will be held by the Escrow Agent as partial security for the obligations of the Seller Parties under this Agreement, including, without limitation, any obligations pursuant to Section 1.11 (Closing Net Working Capital), Section 5.10 (Accounts Receivable) and Section 7.1 (Seller Parties’ Agreement to Indemnify).
     (b) On the date that is nine months following the Closing Date (or the next Business Day thereafter if such date is not a Business Day), an amount equal to (A) 50% of the Escrow Amount minus (B) the sum of (i) the aggregate amount of any asserted but unresolved claims made on the Escrow Amount by the Buyer Entities (or a Buyer Indemnified Party) hereunder, and (ii) the aggregate amount paid from the Escrow Amount on or before such date in satisfaction of any claims by the Buyer Entities (or a Buyer Indemnified Party) hereunder, shall be paid to an account or accounts designated in writing by the Sellers’ Representative on behalf of the Seller Parties. On the date that is 18 months following the Closing Date (or the next Business Day thereafter if such date is not a Business Day) (the “Second Escrow Release Date”), the remainder of the Escrow Amount then held by the Escrow Agent pursuant to the Escrow Agreement, less the aggregate amount of any asserted but unresolved claims made on the Escrow Amount by the Buyer Entities (or a Buyer Indemnified Party) hereunder, if greater than zero, (the “Remaining Escrow Amount”) will be paid to an account or accounts designated in writing by the Sellers’ Representative on behalf of the Seller Parties; provided, however, if as of the Second Escrow Release Date, a remediation plan has not been approved in writing by all applicable Governmental Authorities with jurisdiction over environmental contamination at the Houston Facility, an amount equal to the Remaining Escrow Amount less $1,000,000, if greater than zero, will be paid to an account or accounts designated by the Sellers’ Representative for the benefit of the Seller Parties. If, pursuant to the preceding sentence, any portion of the Escrow Amount remains in escrow following the Second Escrow Release Date, the remainder of the Escrow Amount then held by the Escrow Agent, less the aggregate amount of any asserted but unresolved claims made on the Escrow Amount by the Buyer Entities (or a Buyer Indemnified Party) hereunder, if greater than zero, shall be paid to an account or accounts designated by the Sellers’ Representative, for the benefit of the Seller Parties following written approval of a remediation plan by all applicable Governmental Authorities with jurisdiction over environmental contamination at the Houston Facility.
     Section 2. Representations Relating to the Seller Parties and the Seller Foreign Entities. The Seller Parties represent and warrant to the Buyer, as of the date hereof and in the event of Closing, as of the Closing Date, that:
     2.1 Organization; Good Standing.
     (a) Each U.S. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada. Each U.S. Seller has the requisite corporate power and authority to own, lease or use its properties and assets and to conduct the Business as presently conducted. Each U.S. Seller is duly qualified to do business as a foreign entity and is in good standing in the jurisdictions set forth in Schedule 2.1(a), which are all of the jurisdictions in which such qualification to do business is necessary, except, in each case, where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Impact. No other jurisdiction has given notice to any U.S. Seller indicating that such U.S. Seller should be qualified in any other jurisdiction in connection with the Business.

     (b) Each Seller Foreign Entity and GPP is a corporation, limited liability company or other legal entity duly organized or incorporated, validly existing and in good standing (to the extent that good standing is a recognized legal principle in the applicable jurisdiction) under the laws of its jurisdiction of organization or incorporation, which jurisdiction is set forth on Schedule 2.1(b). Each Seller Foreign Entity and GPP has full corporate or other applicable entity power and authority to own or use the assets owned or used by it (other than Seller Foreign Entity Excluded Assets and assets of GPP not transferred in the GPP Sale Transaction) and to conduct its business as presently conducted; provided, however, that the foregoing representation and warranty is, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge. Each Seller Foreign Entity and GPP is duly qualified to do business and is in good standing (to the extent that good standing is a recognized legal principle in the applicable jurisdiction) in the jurisdictions set forth on Schedule 2.1(b), which are all the jurisdictions in which either the nature of the activities of such Seller Foreign Entity or GPP, or the ownership or use of the Seller Foreign Entity Assets owned or used by such Seller Foreign Entity, or the ownership or use by GPP of its assets, as applicable, makes such qualification necessary, except, in each case, where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Impact; provided, however, that the foregoing representation and warranty is, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge. No other jurisdiction has given notice to any Seller Foreign Subsidiary, Pipeline Seal U.K., GPP or to the Sellers’ Knowledge, any Seller Foreign JV, indicating that such Person should be qualified in any other jurisdiction.
     (c) The Seller Parties have delivered to the Buyer accurate and complete copies of the articles of incorporation and bylaws of each U.S. Seller and of all similar organizational or constitutional, as applicable, documents of each Seller Foreign Entity and GPP, as currently in effect. No resolutions of any corporate body have been adopted nor have any other measures been taken to amend these documents and no filings or applications to any commercial register, company register, company’s book, registration court or another registration authority are pending in respect to any Seller Foreign Subsidiary or GPP.
     2.2 Authority; Enforceability.
     (a) Each Seller and each Selling Shareholder has the requisite legal and beneficial right, authority, power and capacity to (i) execute and deliver this Agreement and each certificate, document and agreement to be executed by such Seller or Selling Shareholder in connection herewith (collectively, with this Agreement, the “Seller Documents”) and (ii) perform its obligations hereunder and thereunder. The execution and delivery of the Seller Documents and the consummation of the transactions contemplated thereby have been duly and validly authorized by each such Seller or Selling Shareholder party thereto. This Agreement has been duly and validly executed and delivered by the Sellers and the Selling Shareholders and, assuming the due and valid authorization, execution, and delivery of this Agreement by the Buyer Entities, will constitute a legal, valid and binding obligation of the Sellers and the Selling Shareholders, enforceable against each Seller and each Selling Shareholder in accordance with its terms. Upon execution and delivery by the Sellers and the other Selling Shareholders of each other Seller Document, assuming the due and valid authorization, execution, and delivery of such Seller Document by the applicable Buyer Entity or Buyer Entities party thereto, such Seller

Document will constitute the legal, valid and binding obligation of each Seller and each Selling Shareholder party thereto, enforceable against it in accordance with its terms.
     (b) Each Seller Foreign Entity has the requisite right, authority, power and capacity to execute and deliver each certificate, document and agreement to be executed by it in connection herewith (collectively, the “Seller Foreign Entity Documents”) and to perform its obligations thereunder. The execution and delivery of the Seller Foreign Entity Documents and the consummation of the transactions contemplated thereby have been duly and validly authorized by each Seller Foreign Entity party thereto, and no other proceedings on the part of any Seller Foreign Entity are necessary to authorize, execute and deliver any Seller Foreign Entity Document or to consummate the transactions contemplated thereby. Upon execution and delivery by each Seller Foreign Entity of each Seller Foreign Entity Document to which it is a party, assuming the due and valid authorization, execution, and delivery of such Seller Foreign Entity Document by the applicable Buyer Entity or Buyer Entities party thereto, such Seller Foreign Entity Document shall constitute a legal, valid and binding obligation of each Seller Foreign Entity party thereto, in each case enforceable against it in accordance with its terms. Notwithstanding anything herein to the contrary, the representations and warranties set forth in this Section 2.2(b) are, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge.
     2.3 Consents and Approvals; No Violation.
     (a) Except as disclosed in Schedule 2.3(a), and except with respect to applicable requirements, if any, of bulk sales laws, the requirements of the HSR Act or the German Act against Restraints of Competition, no Permit is required in connection with (i) the execution or delivery by any Seller or any Selling Shareholder of the Seller Documents, (ii) the execution or delivery by any Seller Foreign Entity of the Seller Foreign Entity Documents, (iii) the performance by the Sellers and the Selling Shareholders of their obligations under the Seller Documents, (iv) the performance of the obligations of the Seller Foreign Entities under the Seller Foreign Entity Documents, or (v) the consummation by the Sellers, the Selling Shareholders and the Seller Foreign Entities of the transactions contemplated thereby; provided, however, that the foregoing representations and warranties are, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge.
     (b) Except as disclosed in Schedule 2.3(b), and except with respect to applicable requirements, if any, of bulk sales laws, the requirements of the HSR Act or the German Act against Restraints of Competition, neither the execution and delivery of the Seller Documents by the Sellers and the Selling Shareholders and the performance of such parties’ obligations thereunder, nor the execution and delivery by the Seller Foreign Entities of the Seller Foreign Entity Documents and the performance of the Seller Foreign Entities’ obligations thereunder, nor the consummation of the transactions contemplated by the Seller Documents or the Seller Foreign Entity Documents will: (i) conflict with or result in a breach, violation, or default of or under, (ii) give any third party the right to modify, terminate or accelerate any liability or obligations under, or charge any fee, penalty or similar payment under, (iii) result in the creation of any Lien other than a Permitted Encumbrance on any assets used in the Business (including the Seller Equity Interests and the Equity Interests in PSI Germany) or the Equity Interests of any Seller or Selling Shareholder under or pursuant to, or (iv) require any Consent by or declaration or notice to any third party or Governmental Authority pursuant to (A) the articles of incorporation, bylaws, or similar organizational or governance documents or resolutions of any Seller, any Selling Shareholder, or any Seller Foreign Entity, (B) any Seller Contracts or Seller Foreign Entity Contracts, or (C) any Law or Permit applicable to such Seller Party, Selling Shareholder or Seller Foreign Entity; provided, however, that the foregoing representations and warranties are, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge.
     (c) Notwithstanding the foregoing, the Owners make no representations or warranties in this Section 2.3 with respect to themselves, the corresponding subject matter of which shall be covered solely by Section 3.2 hereof.
     2.4 Seller Equity Interests.
     (a) Except as set forth in Schedule 2.4(a), the Owners are the sole record and beneficial owners and holders, free and clear of all Liens, of all of the Equity Interests of each U.S. Seller, Barham, and Pipeline Seal U.K. The ownership of such Equity Interests is as set forth on Schedule 2.4(a). Except as set forth in Schedule 2.4(a), no Person other than the Owners has any right with respect to voting or the management or operation of the U.S. Sellers, Barham or Pipeline Seal U.K. and no Person other than Barham has any such right with respect to Commercial Plastics and GPP, and Schedule 2.4(a) lists all agreements, arrangements, voting trusts or proxies that restrict or otherwise affect voting or transfer of any such Equity Interests.
     (b) Schedule 2.4(b) sets forth the total authorized Equity Interests of each Seller Foreign Entity (other than Pipeline Seal U.K. which is set forth on Schedule 2.4(a)), and GPP, the par value (if any) of such Equity Interests, the number of such Equity Interests issued and outstanding, the identity of the owners of all such Equity Interests issued and outstanding and the number and percentage of such Equity Interests owned by each such owner, including the Sellers. Except as set forth on Schedule 2.4(b), (i) Barham is the legal, record, and beneficial owner and holder of all of the Equity Interests in Commercial Plastics and GPP, (ii) Commercial Plastics is the legal, record and beneficial owner and holder of all of the Equity Interests in Franken Plastik, (iii) Franken Plastik is the legal, record and beneficial owner and holder of all of the Equity Interests in PSI Germany, (iv) PSI is the legal, record and beneficial owner and holder of 50% of the Equity Interests in the Japanese JV, (v) GPP is the legal, record and beneficial owner and holder of 50% of the Equity Interests in the Malaysian JV, and (vi) PSI is the legal, record and beneficial owner and holder of 18% of the Equity Interests in the Italian JV, in each case, free and clear of all Liens, other than Permitted Encumbrances.
     (c) Except as set forth in Schedule 2.4(c), each Selling Shareholder is entitled to sell and transfer to the Buyer Entities the full legal and beneficial ownership of the Seller Equity Interests held by it on the terms of this Agreement without the Consent of any other Person. No legend or other reference to any purported Lien appears upon any certificate representing any such Equity Interests (except as required under applicable securities laws). All such Equity Interests have been duly authorized and validly issued and are fully paid or credited as fully paid and nonassessable (to the extent that such concepts are recognized under the applicable jurisdiction). The Seller Equity Interests were not issued in violation of any Law.
     (d) There are no outstanding warrants, options, agreements, convertible or exchangeable securities or other commitments pursuant to which any Seller Party or Seller

Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) is or may become obligated to issue, sell, purchase, return or redeem any Equity Interests or other securities giving rise to a right over the capital of any Seller or any Seller Foreign Entity, and there are no Equity Interests of any of the Sellers, the Selling Shareholders or the Seller Foreign Entities (but only to the Sellers’ Knowledge, with respect to the Seller Foreign JVs) reserved for issuance for any purpose. There are no Liens, other than Permitted Encumbrances, on any of the Seller Equity Interests or the Equity Interests of the Sellers or the Selling Shareholders or any arrangements or obligations to create any such Liens, other than Permitted Encumbrances. There are no agreements, arrangements or proxies that restrict or otherwise affect voting or transfer of any of the Seller Equity Interests or the Equity Interests of any Seller Party.
     (e) Other than the Seller Equity Interests and the Equity Interests in PSI Germany, neither the Sellers, the Selling Shareholders (other than each of the Owners), the Seller Foreign Subsidiaries, Pipeline Seal U.K. nor, to the Sellers’ Knowledge, the Seller Foreign JVs, own, directly or indirectly, nor do they have any Contract to acquire, any direct or indirect Equity Interest in any Person.
     (f) Except as set forth on Schedule 2.4(f), (i) no Seller Party, nor Pipeline Seal U.K. or any Seller Foreign Subsidiary, has any obligation to make any capital contribution, investment, loan, or other payment to any Seller Foreign JV, and (ii) no Seller Party, nor Pipeline Seal U.K. or any Seller Foreign Subsidiary, has guaranteed any liability of a Seller Foreign JV, including, without limitation, any liability for borrowed money, and no such Person is otherwise liable for the debts or obligations of a Seller Foreign JV. Schedule 2.4(f) lists each distribution of cash or other assets made by the Seller Foreign JVs to any Seller Party since January 1, 2010, including, without limitation, any distributions for the payment of Taxes. Except as set forth on Schedule 2.4(f), the Equity Interests in the Seller Foreign JVs are freely transferable by the Selling Shareholders holding such Equity Interests without consent of or notice to any Person.
     (g) Barham does not own any assets other than Equity Interests in Commercial Plastics and GPP. Commercial Plastics does not own any assets other than Equity Interests in Franken Plastik. Neither Barham nor Commercial Plastics conducts any business operations other than holding such Equity Interests. The Seller Parties and their Affiliates operate the Business only through the Sellers and the Seller Foreign Entities and not through any other direct or indirect subsidiary or Affiliate of any Seller Party. No Seller Party has owned or operated any other business directly or through any Affiliate that is substantially similar to the Business through any Person other than the Sellers and the Seller Foreign Entities in the last seven years. The Sellers and the Seller Foreign Entities (other than the Italian JV and only to Sellers’ Knowledge with respect to the Malaysian JV and the Japanese JV) have not owned or operated any business other than the Business and have not held or owned any assets other than those used in the Business.
     (h) No Seller Foreign Subsidiary is a party to any of profit and loss transfer and/or control agreements (Ergebnisabführungs- und/oder Beherrschungsverträge), other enterprise agreements (andere Unternehmensverträge) within the meaning of sections 291, 292 German Stock Corporation Act, silent partnership agreements (stille Gesellschaften) or similar agreements which would entitle a third party to participate in the profits or revenues of any Seller Foreign Subsidiary or to exercise control over any Seller Foreign Subsidiary.

     2.5 Books and Records.
     (a) The Seller Parties have made available to the Buyer the books of account and other books and records of each Seller and each Seller Foreign Entity (other than the Seller Foreign JVs), and such books and records are true and correct in all material respects.
     (b) Each Seller, Pipeline Seal U.K., and each Seller Foreign Subsidiary has established and maintained internal procedures sufficient to provide reasonable assurance that all material financial information relating to such Persons is made known to the principal executive officers and principal financial officers of such Persons. No Seller, Pipeline Seal U.K., Seller Foreign Subsidiary, nor, to the Sellers’ Knowledge, any Seller Foreign JV, has been subject to any fraud that involves management or other employees who have a significant role in the internal accounting controls of such Person.
     2.6 Financial Statements; Undisclosed Liabilities.
     (a) The Seller Parties have delivered to the Buyer unaudited consolidating and consolidated balance sheets of the Sellers and the Seller Foreign Entities as of December 31, 2008, 2009, and 2010 and unaudited consolidating and consolidated statements of income of the Sellers and the Seller Foreign Entities for each of the fiscal years ending on such dates, together with any notes thereto and accountants’ reports thereon (collectively, the “Financial Statements”). Such balance sheet as of December 31, 2010 (the “Balance Sheet Date”) is referred to hereinafter as the “Most Recent Balance Sheet”. The Financial Statements, together with the notes thereto, (i) have been prepared in a manner consistent with the books and records of the Business, and (ii) fairly present the results of operations and financial position of the Business for the periods and as of the dates referred to in the Financial Statements. The items included in the Most Recent Balance Sheet that would be included in a calculation of Closing Net Working Capital pursuant to Section 1.11(a) have been computed for purposes of the Most Recent Balance Sheet in accordance with generally accepted accounting principles as in effect in its jurisdiction of organization for each of the U.S. Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K., and past practices of the Business consistently applied.
     (b) No Seller, Seller Foreign Subsidiary nor Pipeline Seal U.K. has any obligation or liability of any kind (known, unknown, contingent or otherwise) except for liabilities and obligations that (i) are fully accrued or reserved against in the Most Recent Balance Sheet; (ii) were incurred since the Balance Sheet Date in the Ordinary Course of such Person (none of which relates to a violation of Law, breach of Contract, tort or infringement); or (iii) are obligations set forth in and pursuant to the Seller Contracts or the Seller Foreign Entity Contracts, excluding liabilities for breaches thereof or relating to any product warranty or any Product Liability matter.
     2.7 Absence of Certain Changes or Events. Except as set forth on Schedule 2.7 (or as otherwise specifically noted in this Section 2.7), since January 1, 2010, the Sellers, the Seller Foreign Subsidiaries, Pipeline Seal U.K and to the Sellers’ Knowledge, the Seller Foreign JVs have conducted the Business only in the Ordinary Course and there has not been, with respect to the Sellers, the Seller Foreign Subsidiaries, Pipeline Seal U.K and, to the Sellers’ Knowledge, the Seller Foreign JVs, any:

     (a) Material Adverse Effect;
     (b) change in any of the Equity Interests of the Seller Parties or the Seller Foreign Entities or any declaration or payment of any distribution in respect of any such Equity Interests, or issuance of any options or warrants or other commitments related to such Equity Interests;
     (c) amendment or modification to the articles of incorporation or bylaws of any U.S. Seller or to any similar organizational documents of any Seller Foreign Entity or GPP;
     (d) loss or damage affecting any assets of the Business in excess of $25,000 individually or $50,000 in the aggregate;
     (e) payment or increase by any Seller or any Seller Foreign Entity of any compensation to any equity holder, general partner, manager, director, officer or employee, contractor or consultant, other than salary and bonus payments in the Ordinary Course, or termination or hiring of any management employee of any Seller or any Seller Foreign Entity or promotion of any employee to a management position;
     (f) adoption, amendment, modification or termination, or increase out of the Ordinary Course in the payments to or benefits under, any Seller Employee Plan;
     (g) entry into, modification or amendment of, breach or transfer of, termination or notice of termination of, or cancellation or waiver of, or material change in the terms of, any (A) Permit material to the Business, (B) Material Contract, (C) transaction or group of related transactions involving a total commitment to or by the Sellers and/or the Seller Foreign Entities, in each case in excess of $50,000 individually or $100,000 in the aggregate, or (D) any Business Contract with any current or former general partner, manager, director, officer, employee, owner or holder of Equity Interests or Owner (or any of their Affiliates) whether for employment, severance or otherwise;
     (h) lease or other disposition of any property with a fair market value in excess of $10,000 individually or $25,000 in the aggregate (other than sales of inventory in the Ordinary Course) or mortgage or imposition of any Lien, other than a Permitted Encumbrance, on any property of any Seller or Seller Foreign Entity;
     (i) purchase of any assets or other capital expenditure in excess of $50,000, individually, and $100,000 in the aggregate, other than inventory and supply purchases in the Ordinary Course;
     (j) loan or advance to, or investment in, any Person by any Seller or any Seller Foreign Entity;
     (k) delay or postponement by any Seller or any Seller Foreign Entity of the payment of accounts payable and other liabilities of such Seller or Seller Foreign Entity or acceleration of the collection of any account receivable outside the Ordinary Course;
     (l) change in the annual accounting period or accounting methods used by any Seller or any Seller Foreign Entity;

     (m) incurrence of any indebtedness for money borrowed by any Seller or any Seller Foreign Entity (including pursuant to any notes, bonds or debt securities) or a guarantee of such indebtedness of another person by any Seller or any Seller Foreign Entity, other than in the Ordinary Course under credit facilities existing as of January 1, 2010, or waiver or cancellation of any rights or claims with an aggregate financial value to any Seller or any Seller Foreign Entity in excess of $50,000;
     (n) creation of any Lien, other than Permitted Encumbrances, on any assets of any Seller or any Seller Foreign Entity;
     (o) sale or disposition of inventory in a manner that was not in the Ordinary Course or that resulted in the Business having an inventory level that was inconsistent with Ordinary Course inventory levels or deferral of inventory purchases not in the Ordinary Course or that resulted in the Business having an inventory level that was inconsistent with the Ordinary Course inventory levels; or
     (p) agreement by any Seller or any Seller Foreign Entity to do any of the foregoing.
     2.8 Taxes and Tax Returns.
     (a) Each Seller and each Seller Foreign Entity has duly and timely filed all Tax Returns required to be filed by it on or before the date hereof, and all such Tax Returns are true, correct and complete in all material respects. Each Seller and each Seller Foreign Entity has duly paid all Taxes that have been incurred and are due to any Tax authorities. Each Seller and each Seller Foreign Entity has established on the Financial Statements reserves that are reasonably adequate for the payment of all Taxes not yet due and payable. Since January 1, 2010, no Seller nor any Seller Foreign Entity has incurred any liability for Taxes other than in the Ordinary Course. Other than the filing extension provided to every German tax payer whose tax returns are prepared by a certified tax advisor, granted by decree of the Tax authority regularly at the beginning of every calendar year, no filing extensions for any Tax Return required to be filed by any Seller or any Seller Foreign Entity are currently in effect. No Seller nor any Seller Foreign Entity has consented to extend the time in which any Tax may be assessed or collected by any Tax authority.
     (b) Other than a pending audit by the German Tax authorities relating to the 2006 German Dividend Payments, there are no disputes pending in respect of, or claims asserted for, Taxes upon any Seller or Seller Foreign Entity, nor, to the Sellers’ Knowledge, are there any pending or threatened audits or investigations or outstanding matters under discussion with any Tax authorities with respect to the payment of such Taxes, nor has any Seller or Seller Foreign Entity been requested to give any currently effective waivers extending the statutory period of limitation applicable to any Taxes for any period. In the last seven years, no claim by a Governmental Authority has been received by any Seller or Seller Foreign Entity with respect to Taxes in a jurisdiction where such Seller or Seller Foreign Entity does not file Tax Returns.
     (c) There has been withheld or collected from each payment made to each employee of the Sellers and the Seller Foreign Entities all required income, employment, unemployment, state and local, payroll, and other wage Taxes. All required sales and use Taxes (and with respect to the Seller Foreign Subsidiaries, any other Taxes) have been withheld from each payment made by the Sellers to any Person. All such Taxes have been paid to the proper Tax depositories or collecting authorities.
     (d) None of the Sellers or Seller Foreign Entities has been a United States real property holding company corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii).
     (e) Except as set forth on Schedule 2.8(e), no Seller Party or Seller Foreign Entity is party to any tax sharing agreement or similar arrangement and no Seller Foreign Subsidiary is party to a fiscal unity for German corporate tax, trade tax and VAT purposes (Organschaft) and no such Person is or may become liable for the Taxes of another Person. Except as set forth on Schedule 2.8(e), no Seller Foreign Subsidiary shows an adjustment item resulting from a fiscal unity (Organschaftlicher Ausgleichsposten).
     (f) No Seller, Seller Foreign Subsidiary, Pipeline Seal U.K. or any Seller Foreign JV has been (nor is it liable to be) assessed Taxes primarily chargeable against or attributable to another Person. All documents in the enforcement of which each of the Seller Foreign Subsidiaries, Pipeline Seal U.K. and each Seller Foreign JV is or may be interested and all documents of title in respect of the assets of GPP or which otherwise relate to the Business as conducted by GPP have been duly stamped with all relevant stamp duties and all stamp duties, interest and penalties in respect thereto have been paid in full. No Seller, Seller Foreign Subsidiary, Pipeline Seal U.K., nor any Seller Foreign JV has, in the period of six years ending on the date of this Agreement been party to any non-arms length transaction or been party to or otherwise involved in any transaction, series of transactions, scheme or arrangement the main purpose or one of the main purposes of which was to evade Taxes. Each of the Seller Foreign Subsidiaries, Pipeline Seal U.K. and the Seller Foreign JVs is registered for and has complied with any regulations relating to value added tax in its country of origin, if required, and is not registered (nor required to be registered) for local value added tax or its equivalent in any jurisdiction other than its country of origin. None of the Sellers, the Seller Foreign Subsidiaries, Pipeline Seal U.K. and the Seller Foreign JVs has been a member of an affiliate group filing a consolidated Tax Return or has any liability for Taxes for the Taxes of any other Person, as a transferee or successor, by contract, law, or otherwise, including within the meaning of UK section 25 Corporation Tax Act 2010.
     (g) Pipeline Seal U.K. has not exercised and is not otherwise bound by, any option to Tax made pursuant to paragraph 2 of schedule 10 Value Added Tax Act 1994. No asset of Pipeline Seal U.K. is a capital item, the input Tax on which could be subject to adjustment in accordance with the provisions of Part XV of the Value Added Taxes Regulations 1995. None of the consideration for the sale of Pipeline Seal U.K. to the U.K. Buyer will be treated as income in respect of which PAYE and/or National Insurance will have to be accounted. No U.K. Employee holds or has any other right or interest in or has any right to acquire, or at any time since 31 December 2009 has held, any employment-related securities (within the meaning of section 421B ITEPA 2003) or employment-related securities option (within the meaning of section 471 ITEPA 2003). In this Section 2.8(g) only, “ITEPA” means the Income Tax (Earnings and Pension) Act 2003 and “U.K. Employee” means an officer or employee of Pipeline Seal U.K., past or former officer or employee of Pipeline Seal U.K. and (in relation to employment-related securities) any associated person within the meaning of section 421C ITEPA 2003.
     (h) The Sellers Parties and Seller Foreign Subsidiaries and Pipeline Seal U.K. have applied the appropriate rate of value-added Tax to supplies of goods and services made by the Sellers, Seller Foreign Subsidiaries and Pipeline Seal U.K.
     (i) No Seller Foreign Subsidiary has obtained a binding ruling as to a material Tax issue with any Tax authority.
     (j) None of the Seller Foreign Subsidiaries have entered into any transaction or have taken any measure which lead to hidden profit distributions or adjustments pursuant to section 1 of the German Foreign Tax Act (Außensteuergesetz). With respect to transactions between and measures vis-à-vis affiliated legal entities or affiliated persons, in particular, the documentation obligations are fulfilled and the transactions and measures are consistent with the arm’s length requirements.
     (k) No Seller Foreign Subsidiary has written down any assets to going concern value (Teilwertabschreibung) within the last three full calendar years except as set out in Schedule 2.8(k).
     (l) The Seller Foreign Subsidiaries have not deducted any losses from permanent establishments which could lead to subsequent taxation pursuant to section 2a German Income Tax Act (Einkommensteuergesetz) after the Closing Date.
     (m) No Seller Foreign Subsidiary has been involved in any reorganization that could lead to blocking periods or any other restrictions after the Closing Date including without limitation the restrictions described in the former section 8b (4) of the German Corporate Income Tax Act (Körperschaftsteuergesetz) or sections 15(2), 22, former sections 21 (2) and 26 of the Transformation Tax Act (Umwandlungssteuergesetz).
     (n) Notwithstanding anything herein to the contrary, the representations and warranties of this Section 2.8 are, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge.
     2.9 Litigation. There are no Proceedings that have been commenced against any Seller Party or any Seller Foreign Entity (or its respective partners, managers, officers, directors or employees in such capacity) in the three years prior to the date hereof, or that are currently pending against any such Person, or to the Sellers’ Knowledge that are threatened against any such Person, including, but not limited to, any that challenge, or reasonably could be expected to prevent or delay, the transactions contemplated by this Agreement. Except as set forth on Schedule 2.9, to the Sellers’ Knowledge, no circumstance exists that is reasonably likely to give rise to any such Proceeding. There are no Orders naming any Owner (relating to the Business), any other Seller Party or any Seller Foreign Entity or to which any of the Business Assets are subject or, to the Sellers’ Knowledge, that challenge or that may reasonably be expected to prevent or delay the transactions contemplated by this Agreement, or that would reasonably be expected to affect the enforceability of this Agreement. To the Sellers’ Knowledge, no partner, manager, officer, director, agent, or employee of a Seller or a Seller Foreign Entity is subject to any Order that prohibits such Person from engaging in any activity relating to the Business. Notwithstanding the foregoing, the Owners makes no representations or warranties in this Section 2.9 with respect to themselves, the corresponding subject matter of which shall be covered solely by Section 3.3 hereof. Notwithstanding anything herein to the contrary, the representations and warranties of this Section 2.9 are, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge.
     2.10 Permits.
     (a) Schedule 2.10(a) contains a complete and accurate list of the Permits held by or issued to the Sellers and the Seller Foreign Entities (other than the Seller Foreign JVs) (the Permits set forth or required to be set forth in Schedule 2.10(a) are referred to herein as the “Business Permits”), and no other Permits are necessary for any Seller or any Seller Foreign Entity (other than the Seller Foreign JVs) to lawfully conduct the Business as currently conducted or to own, lease or use its assets, other than Permits the failure to obtain or maintain which would not have a Material Impact. To the Sellers’ Knowledge, each of the Malaysian JV and the Japanese JV have all Permits required to lawfully conduct the Business as currently conducted or to own, lease, or use its assets. The Sellers have delivered to the Buyer a copy of each Business Permit.
     (b) Each of the Business Permits (and to the Sellers’ Knowledge, the Permits held by the Malaysian JV and the Japanese JV) is valid and in full force, and all required filings, including renewals, with respect thereto have been made on a timely basis. To Sellers’ Knowledge, the Business Permits shall remain in full force and effect immediately subsequent to the Closing and, in the case of Business Permits held by the Sellers, are transferrable to the Buyer without any cost to the Buyer and without any additional restriction or condition. No Seller Party, Seller Foreign Subsidiary, Pipeline Seal U.K. nor, to the Sellers’ Knowledge, the Malaysian JV and the Japanese JV has received any notice of, and is not in, any violation of or default under any Business Permit (or with respect to the Malaysian JV and the Japanese JV, any Permits held by or required to be held by such Person). The Seller Parties make no representations or warranties in this Section 2.10 with respect to Environmental Laws or environmental matters, which shall be covered solely by Section 2.12 hereof.
     (c) Schedule 2.10(c) contains a correct and complete list of all public grants (Zuschüsse), allowances, state aids (Beihilfen) and other subsidies (Subventionen) of whatever kind received by, granted to or applied for by Seller Foreign Subsidiaries during a period of five (5) years prior to the date hereof (“State Aids”). Unless indicated in Schedule 2.10(c), the Seller Foreign Subsidiaries (i) are in compliance with their obligations under the State Aids and (ii) are not obliged to repay the State Aids received, or any material parts thereof, as a result of any failure to comply with the terms and conditions of any such State Aid. No Proceedings regarding a revocation or withdrawal or cancellation of a State Aid are pending or to the Sellers’ Knowledge have been threatened and to the Sellers’ Knowledge, no circumstances exist that would justify such a revocation, withdrawal or cancellation. No State Aid received or applied for by the Seller Foreign Subsidiaries will have to be repaid in whole or in part due to the execution or performance of this Agreement or the transactions contemplated herein. The Seller Foreign Subsidiaries are not obliged under the terms of any State Aid received or applied for to maintain a certain level of employees or to make any further specific investments.

     2.11 Compliance with Law.
     (a) Except as set forth on Schedule 2.11(a), each Owner (in connection with the Business), each other Seller Party and each Seller Foreign Entity is and has been in compliance with all Laws. No Seller Party nor any Seller Foreign Entity is liable for the payment of any unpaid amounts for a failure to comply with any such Laws. To the Sellers’ Knowledge, no event has occurred or circumstance exists that is reasonably likely to result in a violation by a Seller or a Seller Foreign Entity of, or any liability or cost to a Seller or a Seller Foreign Entity under, any Law. No Seller Party nor any Seller Foreign Entity has received, within the past three (3) years, any notice from any Governmental Authority or any other Person with respect to the Business regarding (i) any actual, alleged or potential violation of, or liability under, any Law, or (ii) any actual, alleged, or potential obligation of such Person to undertake or pay for any response action. The Seller Parties make no representations or warranties in this Section 2.11 with respect to (i) Environmental Laws or environmental matters, which shall be covered solely by Section 2.12 hereof or (ii) Laws applicable to employment matters which shall be covered solely by Section 2.13 and Section 2.14 hereof. Notwithstanding anything herein to the contrary, the representations and warranties of this Section 2.11(a) are, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge.
     (b) The Seller Parties and the Seller Foreign Entities and each of their officers, directors, employees and agents have complied with the provisions of the U.S. Foreign Corrupt Practices Act as if its foreign payments provisions were fully applicable to such Persons and the provisions of the anti-corruption laws of each jurisdiction in which any such Person is conducting or has conducted business, including, without limitation, the U.K. Anti-Bribery Act. No such Person has paid, offered to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any Covered Person for the purpose of influencing any act or decision of such Covered Person or a Governmental Authority, to obtain or retain business or direct business to any Person, or to secure any other improper benefit or advantage, excluding ordinary course facilitating payments to low-level government employees for the purpose of expediting or securing a routine administrative action ordinarily performed by such employees; provided, the recipient of such service or action is entitled to receive such service or action, and the payment is customary and appropriate in the jurisdiction where made. Notwithstanding anything herein to the contrary, the provisions of this Section 2.11(b) are, with respect to the Italian JV and the Japanese JV, limited to the Sellers’ Knowledge.
     2.12 Environmental Matters.
     (a) Except as set forth on Schedule 2.12(a), each Seller Party (in connection with the Business), each Seller Foreign Subsidiary, Pipeline Seal U.K., and each of the Landlords (with respect to the Business Real Property and to the Sellers’ Knowledge), and to the Sellers’ Knowledge, each Seller Foreign JV (i) is, and has been, in compliance with all applicable Environmental Laws, (ii) has not undertaken any act or omission that could establish liability under any applicable Environmental Laws for response, remediation, or other costs, (iii) has not received any communication that alleges that it is not, or at any time has not been, in such compliance, or has liability under any applicable Environmental Law or has caused exposure of any Person or the environment to any Hazardous Substance, (iv) has validly received all Permits and submitted all filings and applications for Permits required by applicable Environmental Laws for the conduct of the Business (collectively, the “Environmental Permits”), and (v) has not received any written claim, notice, or other information from any Person regarding violation of or default under any Environmental Permits or regarding any alleged Environmental Liabilities. To the Sellers’ Knowledge, the Environmental Permits shall remain in full force and effect immediately subsequent to the Closing and, in the case of Environmental Permits held by the Sellers, are transferrable to the Buyer without any cost to the Buyer and without any additional restriction or condition. To the Sellers’ Knowledge, there are no facts or circumstances that are reasonably likely to result in a violation by a Seller or Seller Foreign Entity of, or any liability or cost to a Seller or Seller Foreign Entity under, any Environmental Law or to prevent or increase the cost of compliance by the Business with applicable Environmental Laws or such Permits.
     (b) Schedule 2.12(b) identifies all Environmental Permits (other than those issued to the Seller Foreign JVs) and, to the Sellers’ Knowledge, all material environmental reports, audits, assessments, occupational health studies, inspection reports and correspondence to or from regulatory authorities in connection with environmental matters, and all material documents pertaining to underground and above-ground storage tanks, polychlorinated biphenyls (PCBs), asbestos or presumed asbestos in any buildings or products, on-site or off-site disposal or releases of Hazardous Substances, and all environmental consent orders, fines and penalties that relate to any Seller, any Seller Foreign Subsidiary or Pipeline Seal U.K. or any property now or previously owned, leased or operated by any such Person, including the Business Real Property and the Improvements (the “Facilities”), and true and correct copies of all such items have been delivered to the Buyer.
     (c) Except as set forth on Schedule 2.12(c), there does not exist, is not occurring and, has not occurred, any sale, use, presence, generation, treatment, transport, release, threatened release or disposal of any Hazardous Substance on, under, to or from any Facility or by any Seller or Seller Foreign Entity, in violation of any applicable Environmental Law or that is reasonably likely to result in any liability of the Sellers, the Seller Foreign Entities, or the Buyer Entities under any applicable Environmental Law. Except as set forth on Schedule 2.12(c), no Seller Party (in connection with the Business), Seller Foreign Entity or Landlord (with respect to the Business Real Property) has caused to occur any sale, use, presence, generation, storage, treatment, transport, release, threatened release or disposal of any Hazardous Substance in violation of any applicable Environmental Law or that is reasonably likely to result in any liability or obligation of the Sellers, the Seller Foreign Entities, or the Buyer Entities under any applicable Environmental Law. No Seller Party (in connection with the Business), Landlord (with respect to the Business Real Property and to the Sellers’ Knowledge) or Seller Foreign Entity has assumed, whether through contract or by operation of law, the obligations or liability of any other Person arising in connection with Hazardous Substances or applicable Environmental Laws. Notwithstanding anything herein to the contrary, the representations and warranties set forth in this Section 2.12(c) are, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge.
     (d) No Seller Party (in connection with the Business), Seller Foreign Entity or Landlord (with respect to the Business Real Property) owns or operates, formerly owned or operated, or sent Hazardous Substances to, a site that, pursuant to the federal statute commonly referred to as the Comprehensive Environmental Response, Compensation and Liability Act, as amended, or any other applicable Law, (i) has been placed on the “National Priorities List,” the

“CERCLIS” list or any other list of sites maintained or created by a Governmental Authority which lists suspected or confirmed environmental problems, (ii) is subject to or the source of a claim, administrative order or other demand to take response, removal or remedial action, or other corrective action or payment under any applicable Environmental Law or (iii) is otherwise the subject of any federal, state or other similar investigation relating to any applicable Environmental Law. Notwithstanding anything herein to the contrary, the representations and warranties set forth in this Section 2.12(d) are, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge.
     (e) Schedule 2.12(e) identifies (i) all on-site and off-site locations where a Seller Party (in connection with the Business), any Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) or any Landlord (with respect to the Business Real Property and to the Sellers’ Knowledge) has used, stored, disposed or arranged for the disposal of Hazardous Substances, except for cleaning and pest control supplies held for use by the Seller Parties, the Seller Foreign Entities or the Landlords in the Ordinary Course, (ii) all underground storage tanks now or formerly located on any property owned, leased or otherwise occupied by a Seller Party (in connection with the Business), any Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs). or any Landlord (with respect to the Business Real Property and to the Sellers’ Knowledge), (iii) all asbestos and presumed asbestos contained in or forming part of any building or premises owned, leased or otherwise occupied by a Seller Party (in connection with the Business), any Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) or any Landlord (with respect to the Business Real Property and to the Sellers’ Knowledge), and (iv) all polychlorinated biphenyls (PCBs) used or stored at any property owned, leased or otherwise occupied by a Seller Party (in connection with the Business), any Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) or any Landlord (with respect to the Business Real Property and to the Sellers’ Knowledge).
     (f) The Seller Parties, the Seller Foreign Subsidiaries and Pipeline Seal U.K., as applicable, have ceased using Trichloroethylene or any other chlorinated volatile organic compound on the Business Real Property.
     (g) Notwithstanding any other provision of this Agreement, this Section 2.12 contains the only representations or warranties of the Seller Parties with respect to Environmental Laws and environmental matters.
     2.13 Employee Benefit Plans; ERISA.
     (a) Schedule 2.13(a) lists each employee pension, retirement, profit sharing, bonus, incentive, deferred compensation, hospitalization, medical, dental, vacation, insurance, sick pay, disability, severance and other plan, trust, fund, program, policy, contract, arrangement or the like, whether of an individual or a collective nature, that is a Plan maintained, participated in or contributed to by any U.S. Seller, Seller Foreign Subsidiary, Pipeline Seal U.K. or any ERISA Affiliate (each, a “Seller Employee Plan”). In addition, Schedule 2.13(a) lists (i) each material obligation, arrangement, plan or customary practice that is an Other Benefit Obligation maintained, participated in or contributed to by any U.S. Seller, and (ii) each obligation, arrangement, plan or customary practice that is an Other Benefit Obligation maintained, participated in or contributed to by any Seller Foreign Subsidiary or Pipeline Seal U.K. (“Seller Benefit Obligation”). Schedule 2.13(a) also lists each ERISA Affiliate. The terms “Seller Employee Plan” and “Seller Benefit Obligation” also include any Plan or Other Benefit Obligation formerly maintained, participated in or contributed to by any U.S. Seller, Seller Foreign Subsidiary or Pipeline Seal U.K. or a predecessor of a U.S. Seller, Seller Foreign Subsidiary, Pipeline Seal U.K. or any ERISA Affiliate (including with respect to such a predecessor) or former ERISA Affiliate (including with respect to such a predecessor) if any U.S. Seller, Seller Foreign Subsidiary or Pipeline Seal U.K. has any continuing liability with respect thereto.
     (b) Neither any U.S. Seller nor any ERISA Affiliate has ever (i) participated in, contributed to or been required to contribute to, any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), or (ii) sponsored or maintained any pension plan subject to Title IV of ERISA.
     (c) No U.S. Seller, Seller Foreign Subsidiary, Pipeline Seal U.K. nor any ERISA Affiliate has incurred (nor has any event occurred that could result in any Seller, Seller Foreign Subsidiary, Pipeline Seal U.K. or any ERISA Affiliate incurring) any liability in connection with any existing or previously existing Seller Employee Plan or Seller Benefit Obligation that will become, on or after the Closing Date, an obligation or liability of the Buyer.
     (d) Schedule 2.13(d) sets forth all persons (i) currently enrolled in a Seller Employee Plan or Seller Benefit Obligation under COBRA (or the foreign equivalent of same), or (ii) who have an unexercised right to so enroll.
     (e) The Seller Employee Plans have been duly administered, carried out in accordance with their terms and are in compliance with applicable provisions of applicable Law. Except as set forth on Schedule 2.13(e), the U.S. Sellers, Seller Foreign Subsidiaries, Pipeline Seal U.K and any ERISA Affiliates have complied with their obligations in connection with Seller Employee Plans, and in particular have created accruals as required under applicable accounting standards, duly paid any required contributions and provided for any required insolvency protection. Except as set forth on Schedule 2.13(e), accruals created in relation to such Seller Employee Plans properly reflect the financial obligations of the U.S. Sellers, Seller Foreign Subsidiaries, Pipeline Seal U.K. and any ERISA Affiliate under the Seller Employee Plans.
     2.14 Employees, Contractors and Consultants; Labor Matters.
     (a) Schedule 2.14(a) sets forth all current employees of each U.S. Seller and each Seller Foreign Entity (other than the Seller Foreign JVs), identifies any such employees who are on temporary leave under the Family and Medical Leave Act, or who are otherwise on long-term leave of absence, long-term disability, hospitalized or other similar status, or have concluded an old-age part-time contract in Germany, and indicates each employee’s job title, current hourly rate of compensation or base salary and bonus structure, 401k or other retirement (including match) participation and amount of accrued vacation and sick days and severance pay. There are no retired employees (or dependents of such retirees) of any U.S. Seller, any Seller Foreign Subsidiary or Pipeline Seal U.K. receiving benefits or scheduled to receive benefits in the future from any U.S. Seller, any Seller Foreign Subsidiary or Pipeline Seal U.K. Except as set forth on Schedule 2.14(a), there is no Contract containing ongoing executory obligations on the part of the U.S. Sellers, the Seller Foreign Subsidiaries or Pipeline Seal U.K. (i) with respect to the employment of any individual; (ii) relating to any severance or termination payment or bonus to any current or former employee or (iii) relating to any noncompetition, nonsolicitation or nondisclosure covenants with respect to any current or former employee.
     (b) Schedule 2.14(b) sets forth all current contractors, subcontractors and consultants of each U.S. Seller and each Seller Foreign Entity (other than the Seller Foreign JVs) and indicates for each such Person’s compensation structure and lists the Business Contract with such Person. No U.S. Seller or Seller Foreign Subsidiary, Pipeline Seal U.K. nor to the Sellers’ Knowledge, any Seller Foreign JV, is delinquent in payments to any employee, contractor or consultant. To the Sellers’ Knowledge, no employee or consultant of a U.S. Seller, or a Seller Foreign Entity (other than the Italian JV) is a party to any confidentiality, noncompetition, nonsolicitation or proprietary rights agreement that adversely affects (i) the performance of his or her duties as an employee or consultant of such U.S. Seller, or such Seller Foreign Entity or (ii) the ability of such individual to assign to the U.S. Sellers or the Seller Foreign Entities, as applicable, any rights under any invention, improvement or discovery.
     (c) Schedule 2.14(c) specifies the aggregate number of employees terminated by each of the U.S. Sellers and the Seller Foreign Entities (other than the Seller Foreign JVs) during the 24-month period prior to the date hereof. To the Sellers’ Knowledge, no employee, contractor or consultant of a U.S. Seller or Seller Foreign Entity (other than the Italian JV) intends to terminate his or her employment or terminate or materially reduce such Person’s relationship with such Person.
     (d) Schedule 2.14(d) sets forth the severance payment amounts due to each employee of the U.S. Sellers, the Seller Foreign Subsidiaries, Pipeline Seal U.K. and to the Sellers’ Knowledge, the Japanese JV and the Malaysian JV, in case of termination of their employment as of the Closing and also sets forth other payments (including retirement account payments) to be made to such employees in connection with the Closing and the terms of such payments.
     (e) Except as set forth in Schedule 2.14(e), no U.S. Seller or Seller Foreign Entity is, or has been, a party to any collective bargaining agreement or other union or labor Contract. There is not presently, and there has not been, any pending or existing or threatened (i) strike, slowdown, picketing, work stoppage, labor organization drive, or employee grievance process, or (ii) application for certification of a collective bargaining agent, for any of the U.S. Sellers’ or the Seller Foreign Entities’ employees. There is no lockout of any employees of any U.S. Seller or any Seller Foreign Entity, and no such action is contemplated by any U.S. Seller or any Seller Foreign Entity.
     (f) The Seller Parties have delivered to the Buyer true and complete copies of all personnel, payroll, and employment policies and manuals of the U.S. Sellers and the Seller Foreign Entities (other than the Seller Foreign JVs). There are no loans or other obligations payable or owing by a U.S. Seller or a Seller Foreign Entity to any partner, manager, officer, director or employee of such Person. There are no loans or debts payable or owing by any such Persons or their Affiliates to a U.S. Seller or a Seller Foreign Entity, nor has any U.S. Seller or

Seller Foreign Entity guaranteed any of such Persons’ or their Affiliates’ respective loans or obligations.
     (g) Each Owner (in connection with the Business), each other Seller Party, and each Seller Foreign Entity is and has been in compliance with all Laws applicable to employment matters. Except as set forth on Schedule 2.14(g), there are no ongoing claims or Proceedings regarding employment matters, including any Proceedings related to the U.S. Equal Employment Opportunity Commission or employment discrimination claims, that have been commenced against any Seller or any Seller Foreign Entity (or its respective general partner, manager, officers, directors or employees in such capacity) in the five years prior to the date hereof, or that are currently pending against any such Person, or to the Sellers’ Knowledge that are threatened against any such Person.
     (h) The U.S. Sellers and the Seller Foreign Entities have properly verified the employment eligibility of all of their employees in compliance with the Immigration Reform and Control Act (IRCA), the Illegal Immigration Reform and Immigrant Responsibility Act (IIRAIRA) and similar immigration Laws, as applicable, and, to the extent required by applicable Law, have retained a fully completed and executed Form I-9 (Employment Eligibility Verification Form) for each of their employees. To the Sellers’ Knowledge, no Person the U.S. Sellers or the Seller Foreign Entities employ has submitted faulty or unreliable documentation in the I-9 verification or similar foreign process or is otherwise ineligible for employment.
     (i) Schedule 2.14(i) contains for each Seller Foreign Subsidiary and Pipeline Seal U.K. samples or forms (as applicable) of its standard employment agreements. The employment agreements of employees actually concluded with such Seller Foreign Subsidiaries and Pipeline Seal U.K. are in substantially the form set forth on such schedule.
     (j) Notwithstanding anything herein to the contrary, the representations and warranties set forth in this Section 2.14 are, with respect to the Seller Foreign JVs, limited to the Sellers’ Knowledge.
     2.15 Insurance.
     (a) Schedule 2.15(a) lists each Seller’s and each Seller Foreign Entity’s current insurance policies (other than with respect to the Seller Foreign JVs) with respect to the Business, and for each policy, indicates the insurer’s name, policy number, expiration date and amount and type of coverage. True and correct copies of all such policies have been provided to the Buyer. Further, with respect to worker’s compensation, general and excess liability insurance covering each Seller’s, each Seller Foreign Subsidiary’s and Pipeline Seal U.K.’s liability arising from its products and completed operations, summary information is set forth on Schedule 2.15(a) including the insurer’s name, policy number, expiration date, and amount and type of coverage for each of the five preceding policy years. Except as set forth on Schedule 2.15(a), claims for occurrences arising prior to Closing may be filed under such policies following the Closing without any change to such existing policies or the purchase of tail insurance. Schedule 2.15(a) also describes any self-insurance arrangement by any Owner (in connection with the Business), any other Seller Party or Seller Foreign Entity (other than the Seller Foreign JVs), including any reserves established thereunder.

     (b) All insurance policies set forth or required to be set forth in Schedule 2.15(a) are in full force and effect and all premiums due have been paid. No Seller Party or Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) has received with respect to any insurance policy set forth in Schedule 2.15(a) (i) any refusal of coverage or notice that defense will be afforded with reservation of rights or (ii) any notice of cancellation or indication that any insurance will not be renewed.
     (c) Each Seller Party (in connection with the Business), and each Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) has given notice of all existing claims related to the Business for claims with total incurred loss values greater than fifty percent (50%) of the deductible or self-insured retention of the policy applicable to the loss to the insurer providing coverage. Except as set forth in Schedule 2.15(c), no insurance policy provides for any retrospective premium adjustment or other experienced-based liability on the part of any Seller Party or any Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs).
     (d) Schedule 2.15(d) sets forth, by year, for the current policy year and each of the five preceding policy years, a summary of the loss experience under each insurance policy of the Business (other than as conducted by the Seller Foreign JVs) for claims with total incurred loss values greater than fifty percent (50%) of the deductible or self-insured retention of the policy applicable to the loss; (ii) a brief statement for each claim setting forth (A) the name of the claimant and (B) the amount and a brief description of the claim; and (iii) summary of the loss experience for all claims with incurred values greater than $10,000 that were self-insured. For each of the five years preceding the earliest year covered under Schedule 2.15(d), the loss experience under each insurance policy of the Business (other than as conducted by the Seller Foreign JVs) did not materially differ from the summary loss experience provided on Schedule 2.15(d).
     2.16 Assets.
     (a) Except as set forth on Schedule 2.16(a), each U.S. Seller and each Seller Foreign Entity (other than the Italian JV) owns good and marketable title to all Business Assets, whether tangible or intangible, that it purports to own, including, with respect to PSI Germany, all of the assets used in the Mavei Business prior to Closing and all of the assets used in the business of GPP prior to Closing except for the assets listed or of the type listed on Schedule 2.16(d), including all of the assets reflected on the Most Recent Balance Sheet (except for assets sold since the Balance Sheet Date in the Ordinary Course), free and clear of all Liens, other than Permitted Encumbrances.
     (b) Schedule 2.16(b) lists all equipment, vehicles, furniture, or other tangible personal property owned by the U.S. Sellers and the Seller Foreign Entities (other than the Seller Foreign JVs) with an individual book value in excess of $10,000 and the location thereof. To the Sellers’ Knowledge, the tangible personal property of the U.S. Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K., in each case with a book value in excess of $15,000, and owned or leased by a U.S. Seller, a Seller Foreign Subsidiary, or Pipeline Seal U.K. including all equipment, fixtures, vehicles and computers, is in a good state of repair, reasonable wear and tear excepted, and good working condition and is adequate for use in the Business for its intended purposes.
     (c) Schedule 2.16(c) lists each Business Asset that is leased by a U.S. Seller or a Seller Foreign Entity (other than the Seller Foreign JVs) for which lease payments exceed $25,000 per year. For each such leased asset, the Seller Parties have delivered to the Buyer true and complete copies of all leases affecting such assets.
     (d) The Business Assets constitute all of the assets used by the Seller Parties and the Seller Foreign Entities (other than the Italian JV) in the Business, other than the Excluded Assets and the Seller Foreign Entity Excluded Assets, as it is currently conducted. Except for the Excluded Assets and the Seller Foreign Entity Excluded Assets, the Business Assets will be sufficient for the continued conduct of the Business by the Buyer and its Affiliates after the Closing in the same manner as conducted by the Sellers and the Seller Foreign Entities prior to the Closing. The Business Assets include all of the assets used in the Mavei Business prior to Closing and all of the assets used in the business of GPP prior to Closing, except for the assets listed or of the type listed on Schedule 2.16(d).
     2.17 Real Property. Schedule 2.17 lists all real property owned, leased, subleased, occupied or operated by the Seller Parties (in connection with the Business) and the Seller Foreign Entities (other than the Seller Foreign JVs) and indicates which such real property is owned and which such real property is leased and which Seller or Seller Foreign Entity owns, leases or operates such real property. Such real property and the improvements, buildings and structures thereon (the “Improvements”) constitutes all of the real property owned, leased, subleased or operated by the Sellers and the Seller Foreign Entities (other than the Seller Foreign JVs) in, and all of the real property used in, the Business (other than as conducted by the Seller Foreign JVs) (the “Business Real Property”). The Business Real Property and the Improvements thereon are the only facilities now or previously owned or operated by the Sellers and the Seller Foreign Entities (other than the Seller Foreign JVs). All of the Improvements are in good condition, normal wear and tear excepted, and in compliance with all applicable zoning and other applicable Laws. To the Sellers’ Knowledge, no Improvement encroaches on any other property or is located in a flood hazard area. The Landlord under each of the Houston Lease and the U.K. Lease has valid, good, insurable and marketable fee simple title to the underlying real property, free and clear of all Liens, other than Permitted Encumbrances. The applicable Seller or Seller Foreign Entity has good and valid leasehold title to any leased Business Real Property, free of all Liens, other than Permitted Encumbrances. The Seller Parties have delivered to the Buyer true and correct copies of the leases and other instruments (whether or not recorded) by which the applicable Seller or Seller Foreign Entity acquired the subject leased Business Real Property and copies of all title insurance policies, opinions, abstracts and surveys in the possession of the Sellers or the Seller Foreign Entities and relating to the leased Business Real Property. Except as set forth on Schedule 2.17, the Business Real Property (including the Improvements) is not subject to any lease or other occupancy agreement. There are no pending or, to the Sellers’ Knowledge, threatened, condemnation, expropriation or other Proceedings affecting the Business Real Property. Neither the Seller Parties, the Seller Foreign Entities, nor the Landlords own or hold, and no such Person is obligated under or a party to, any option, right of first refusal or other contractual right to purchase, or dispose of any interest in, the Business Real Property. All of the Business Real Property is adequately accessible for the operation of the Business as currently conducted. To the Sellers’ Knowledge, all of the Business Real Property may be legally used for the operation of the Business as currently conducted. The Houston Lease and the U.K. Lease will grant to the Buyer Entity party thereto (i) the right to use and occupy the underlying real property and the Improvements to the extent provided in such lease, and (ii) good, valid, insurable and marketable leasehold title to such real property and Improvements, free of all Liens except for Permitted Encumbrances.
     2.18 Bank Accounts. Schedule 2.18 sets forth the name and location of each bank, trust company or other institution in which a U.S. Seller or a Seller Foreign Subsidiary or Pipeline Seal U.K. has an account, money on deposit or safety deposit box and the names of all Persons authorized to draw thereon or to have access thereto.
     2.19 Accounts Receivable. Set forth in Schedule 2.19 is a complete and accurate list of all Accounts Receivable of the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K., excluding Intercompany Accounts Receivable, as of December 31, 2010, which list sets forth the aging of such Accounts Receivable as of such date. Except as set forth on Schedule 2.19, the Accounts Receivable of the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K., excluding Intercompany Accounts Receivable, represent valid and bona fide claims and were acquired or arose in the Ordinary Course. Except as set forth on Schedule 2.19, there is no contest, claim, or right of set off by any obligor of any Accounts Receivable of any Seller, Seller Foreign Subsidiary, or Pipeline Seal U.K. relating to the amount or validity of such Accounts Receivable. No Seller, Seller Foreign Subsidiary, or Pipeline Seal U.K. utilizes a lock box bank account or similar arrangement in connection with the collection of Accounts Receivable.
     2.20 Proprietary Rights.
     (a) Ownership and Right to Use. The Business Proprietary Rights constitute all of the Proprietary Rights used by the Seller Parties, the Seller Foreign Subsidiaries or Pipeline Seal U.K., and to the Sellers’ Knowledge, the Japanese JV and the Malaysian JV (or any of their respective Affiliates) in the Business, and the Seller Parties, the Seller Foreign Subsidiaries or Pipeline Seal U.K., as applicable, and to the Sellers’ Knowledge, the Japanese JV and the Malaysian JV own or have the right to use all such Business Proprietary Rights. Schedule 2.20(a) sets forth all registered Proprietary Rights used in the Business by the Sellers, the Seller Foreign Subsidiaries, and Pipeline Seal U.K. Except as disclosed in Schedule 2.20(a), no Seller, Seller Foreign Subsidiary, nor Pipeline Seal U.K. nor, to the Sellers’ Knowledge, the Japanese JV or the Malaysian JV has, and the Buyer will not have upon the Closing, (i) any contractual limitation or restriction on its right to use any Business Proprietary Right, (ii) any obligation to pay any royalty or other fee to any Person relating to any Business Proprietary Right or (iii) any obligation to any other Person to register or protect any Business Proprietary Right. Except as set forth on Schedule 2.20(a), there is no Business Contract of any Seller Party or Seller Foreign Entity (other than the Italian JV and only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) that grants any Person a license in any Business Proprietary Right.
     (b) Acquired Proprietary Rights. Except as set forth on Schedule 2.20(b), other than with respect to the Purchased Software (as defined in paragraph (h) infra), no Business Proprietary Right was created for the Seller Parties (for use by the Sellers or the Seller Foreign Entities), the Seller Foreign Subsidiaries, Pipeline Seal U.K. or, to the Sellers’ Knowledge, the

Seller Foreign JVs by any Person other than an employee acting within the scope of the employee’s duties for the Sellers, the Seller Foreign Subsidiaries, Pipeline Seal U.K. or the Seller Foreign JVs.
     (c) Marks, Trade Names and Domain Names. Schedule 2.20(c) lists each registered Mark and registered Trade Name that is currently used by any Seller, Seller Foreign Subsidiary, or Pipeline Seal U.K. and lists each application for registration that has been filed and each registration that has been obtained by any Seller, Seller Foreign Subsidiary, or Pipeline Seal U.K. with respect to any such Marks or Trade Name. Schedule 2.20(c) also lists each material domain name currently used by a Seller, Seller Foreign Subsidiary, or Pipeline Seal U.K., the entity in which such domain name is registered, the registration date, the expiration date, any renewal date, name of registry and contact information for the registry (including its billing agent). All such Marks, Trade Names and domain names are included in the Business Proprietary Rights. To the Sellers’ Knowledge, the Sellers, the Seller Foreign Subsidiaries, and Pipeline Seal U.K. have the exclusive right to use each such Mark and Trade Name within the scope, and in the geographic area, of its present use and have the right to continue to use each such domain name. To the Sellers’ Knowledge: (i) no other Person is using a similar Trade Name to describe a business that is similar to the Business; (ii) no other Person is using a similar Mark to describe products or services that are similar to the products and services of the Business; and (iii) no other Person has registered or is currently using any Mark or Trade Name in a manner that would preclude the Sellers, the Seller Foreign Subsidiaries or Pipeline Seal U.K. from using the Marks and Trade Names included in the Business Proprietary Rights in their applicable jurisdictions of registration. Schedule 2.20(c) also identifies any actions that must be taken within thirty (30) days after the Closing for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Business Proprietary Rights of the Sellers, the Seller Foreign Subsidiaries, or Pipeline Seal U.K., including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates.
     (d) Patents. Schedule 2.20(d) lists each Patent owned or licensed by the Sellers, any Seller Foreign Subsidiary, or Pipeline Seal U.K. and included in the Business Proprietary Rights, specifies whether each such Patent is owned or licensed by the Sellers, any Seller Foreign Subsidiary, or Pipeline Seal U.K. and lists each country in which each such issued Patent is valid. Each claim of each issued Patent owned, used or licensed by the Sellers, the Seller Foreign Subsidiaries, or Pipeline Seal U.K. is included in the Business Proprietary Rights and each such Patent is valid and enforceable. Except as disclosed in Schedule 2.20(d), each Contract pursuant to which a Seller, a Seller Foreign Subsidiary, or Pipeline Seal U.K. licenses any Patent grants such Seller, such Seller Foreign Subsidiary, or Pipeline Seal U.K. the unrestricted right to carry on any business within the scope of the invention covered by such Patent in the countries in which the Patent is valid.
     (e) Copyrights. Schedule 2.20(e) lists each Copyright that is registered with the United States Copyright Office or the comparable agency of any other country and is owned or licensed by the Sellers, the Seller Foreign Subsidiaries, or Pipeline Seal U.K. and included in the Business Proprietary Rights. For each such Copyright, Schedule 2.20(e) includes the number and date of such registration or application by country, province and state. The Sellers, the

Seller Foreign Subsidiaries, and Pipeline Seal U.K. own all rights in such Copyrights. To the Sellers’ Knowledge, all Copyrights are valid and enforceable.
     (f) Trade Secrets. Each Seller, each Seller Foreign Subsidiary and Pipeline Seal U.K., and, to the Sellers’ Knowledge, the Seller Foreign JVs, has taken efforts that are reasonable under the circumstances to prevent the unauthorized disclosure of its Trade Secrets.
     (g) German Employee Inventions. Each Seller and each Seller Foreign Subsidiary and Pipeline Seal U.K. have, to the extent required by applicable law, agreement or otherwise, complied with the provisions of the German Act on Employee Inventions (Arbeitnehmererfindungsgesetz), to the extent applicable to such entity, and the relevant Law of non-German jurisdictions relating to inventions made by employees which are covered by any of the Patents, utility models or applications thereto registered or pending in the name of such entity. In particular, each Seller and each Seller Foreign Subsidiary and Pipeline Seal U.K. have formally correctly laid claim to all rights in service inventions (Diensterfindungen unbeschränkt in Anspruch genommen) made by its employees which are covered by any of the Patents, utility models or applications thereto registered or pending in the name of such entities, including, those for which the corresponding Patents, utility models and applications thereto are identified in Schedule 2.20(g). Each Seller and each Seller Foreign Subsidiary and Pipeline Seal U.K. have paid all remuneration or compensation to persons entitled thereto pursuant to the German Act on Employee Inventions, to the extent applicable to such entity, the relevant laws of non-German jurisdictions relating to inventions made by employees, or the relevant agreements with such persons.
     (h) Software. Schedule 2.20(h) identifies all Software included in the Purchased Assets or used by the Sellers, the Seller Foreign Subsidiaries or Pipeline Seal U.K. (the “Purchased Software”), and the Contracts pursuant to which such Software, other than with respect to standard off-the-shelf Software, is licensed by the Sellers, the Seller Foreign Subsidiaries or Pipeline Seal U.K., as applicable (the “Software License Agreements”). The Purchased Software includes all of the Software used in the Business. The Seller Parties have provided the Buyer with true, correct and complete copies of all of the Software License Agreements. None of the Sellers, the Seller Foreign Subsidiaries nor Pipeline Seal U.K. sells, licenses, sublicenses, markets or otherwise provides Software to other Persons in connection with the Business and no Business Contract grants any Person a license or sublicense in any Software or any right to access or use any Software. None of the Sellers, the Seller Foreign Subsidiaries nor Pipeline Seal U.K. has entered into any Contract that restricts the Sellers’ the Sellers Foreign Subsidiaries’ or Pipeline Seal U.K.’s use of any Purchased Software or that obligates the Sellers, the Sellers Foreign Subsidiaries or Pipeline Seal U.K. to maintain, enhance, protect or otherwise take any action with respect to any Purchased Software.
     (i) No Infringement. None of the Seller Parties, the Seller Foreign Subsidiaries, Pipeline Seal U.K., nor, to the Sellers’ Knowledge, the Seller Foreign JVs have interfered with, infringed upon or misappropriated any Proprietary Right of any other Person and the continued operation of the Business by the Buyer, in the manner that the Business is currently conducted, will not interfere with, infringe upon or misappropriate any Proprietary Right of any other Person. To the Sellers’ Knowledge, no Person is interfering with, infringing upon or misappropriating any Purchased Proprietary Right. No claim has been received from any Person by any Seller Party, Seller Foreign Subsidiary, Pipeline Seal U.K., or to Sellers’ Knowledge, the Seller Foreign JVs: (i) that such Person has any right, title or interest in or to any of the Copyrights, Marks, Patents, Trade Names, Trade Secrets or Know-How included in the Business Proprietary Rights; (ii) that such Person has the right to use any of the Marks, Trade Names or domain names included in the Business Proprietary Rights; (iii) to the effect that any past, present, or projected act or omission of any Seller Party or Seller Foreign Entity infringes any Proprietary Right of such Person; or (iv) that challenges any Seller’s or any Seller Foreign Entity’s right to use any of the Business Proprietary Rights.
     2.21 Contracts.
     (a) Schedule 2.21(a) (i) contains a complete and accurate list, as of the date hereof, of all Business Contracts excluding (A) Contracts only for the purchase of materials and sales of inventory in the Ordinary Course involving, in each case, payments not in excess of $50,000 per year, (B) Contracts only to make capital expenditures or purchases or sales (other than purchases of materials and sales of inventory in the Ordinary Course) entered into in the Ordinary Course involving, in each case, payments not in excess of $50,000, (C) Contracts that are only leases or rental agreements having, in each case, an aggregate payment of less than $25,000 and terms of one year or less, and (D) Contracts between the Seller Foreign JVs and third parties (other than the Seller Parties and the other Seller Foreign Entities), and (ii) sets forth each Contract (A) between any Seller, Seller Foreign Subsidiary, or Pipeline Seal U.K. and any labor union or other employee representative of a group of employees relating to wages, hours or other conditions of employment, (B) involving a sharing of profits, losses, costs or liabilities by any Seller, any Seller Foreign Subsidiary or Pipeline Seal U.K. with any other Person, (C) containing covenants that in any way purport to restrict the business activity of any Seller, any Seller Foreign Subsidiary or Pipeline Seal U.K. or limit the freedom of any Seller, any Seller Foreign Subsidiary or Pipeline Seal U.K. to engage in any line of business or to compete with any Person, (D) that is a distributor agreement to which a Seller, Seller Foreign Subsidiary or Pipeline Seal U.K. is a party, (E) that is a sales representative or agency agreement to which a Seller, Seller Foreign Subsidiary or Pipeline Seal U.K. is a party, (F) that is a loan agreement, letter of credit, performance or payment bond, guaranty or surety bond pursuant to which a Seller, a Seller Foreign Subsidiary or Pipeline Seal U.K. is a party (specifically including any Contract pursuant to which any Seller Party guarantees or is otherwise liable for the debts or obligations of any Seller or Seller Foreign Entity), (G) that is a warehousing agreement to which a Seller, Seller Foreign Subsidiary or Pipeline Seal U.K. is a party, and (H) that is a Contract between a Seller Foreign JV, on the one hand, and a Seller Party, Seller Foreign Entity or an Affiliate of such Person, on the other hand, and (iii) specifically identifies which Business Contracts are those of the foregoing types. The Contracts or instruments required to be set forth in Schedule 2.21(a) are referred to herein as the “Material Contracts.” The Seller Parties have delivered to the Buyer true and complete copies of all written Material Contracts and written descriptions of the material terms of all oral Material Contracts.
     (b) Each of the Material Contracts is in full force and effect and constitutes a valid and binding obligation of the Seller Party or the Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) party thereto and, to the Sellers’ Knowledge, the other parties thereto, and is legally enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws relating to or affecting creditors’ rights generally and to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).
     (c) None of the Seller Parties nor any Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) has breached or defaulted under any Material Contract, and to the Sellers’ Knowledge, neither has any other party thereto. None of the Seller Parties nor any Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) has given or received any notice of any (i) actual, alleged, or potential breach of or default under any Material Contract or (ii) the election of any party to any Material Contract to cancel, terminate or not renew any such Material Contract.
     (d) Attached as Schedule 2.21(d) are copies of the standard terms and conditions of sale of the Sellers and the Seller Foreign Entities (other than the Seller Foreign JVs).
     2.22 Inventory. The inventory of the Sellers, the Seller Foreign Subsidiaries, and Pipeline Seal U.K. as of December 31, 2010 is set forth on Schedule 2.22(a). All inventory of the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. was acquired or produced in the Ordinary Course. Except as set forth on Schedule 2.22(b), the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. are not in possession of any inventories not owned by the Sellers, the Seller Foreign Subsidiaries or Pipeline Seal U.K., including goods already sold and there is no product of the Sellers, the Seller Foreign Subsidiaries or Pipeline Seal U.K. in the possession of customers or distributors of the Sellers, the Seller Foreign Subsidiaries or Pipeline Seal U.K. on consignment or on a similar basis. No Person has the right to return for credit or refund items that, if returned, would be included in the Sellers’ and the Seller Foreign Entities’ (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) inventories pursuant to any agreement, understanding or practice of a Seller or a Seller Foreign Entity with respect to taking back any product (other than with respect to defective products).
     2.23 Products and Warranties.
     (a) There are no defects in the design, construction, manufacturing, support or installation of any of the products made, manufactured, distributed, sold, leased, supported or installed by the Sellers, the Seller Foreign Subsidiaries, Pipeline Seal U.K., and, to the Sellers’ Knowledge, the Seller Foreign JVs (collectively the “Products”). The Products have been designed and manufactured in compliance with all regulatory, engineering, industrial and other codes reasonably applicable thereto, but only to the Sellers’ Knowledge with respect to all components purchased from third parties not affiliated with the Sellers and the Seller Foreign Entities, and, to the Sellers’ Knowledge, there are no statements, citations or decisions by any Governmental Authority or any product-testing laboratory that indicate that any Product is unsafe or fails to meet any standards promulgated by such Governmental Authority or testing laboratory. The Seller Parties, the Seller Foreign Subsidiaries, Pipeline Seal U.K., and, to the Sellers’ Knowledge, the Seller Foreign JVs, have not recalled any Product or received notice of any defect in any Product, any claim of personal injury, death, or property or economic damages in connection with any Product, or any claim for injunctive relief in connection with any Product. To the Sellers’ Knowledge, there are no facts that are reasonably likely to give rise to a recall of any Product or to give rise to a successful future claim of personal injury, death, or property or economic damages, or a claim for injunctive relief in connection with any Product.
     (b) No Seller or Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) has manufactured, sold, marketed, installed or distributed products containing asbestos. No products made, manufactured, constructed, marketed, distributed, sold, leased, supported or installed by the Sellers or the Seller Foreign Entities (but only to the Sellers’ Knowledge with respect to the Seller Foreign JVs) contain asbestos, asbestos-containing material, mercury, mercury-containing material, PCBs or PCB-containing material.
     (c) Schedule 2.23(c) contains a description or copies of the standard warranty terms and conditions of sale for the Products, as in effect during the five-year period ending on the date hereof. No other warranty terms and conditions are currently in force and effect for any products sold by the Business. Schedule 2.23(c) also sets forth the warranty experience of the Sellers, the Seller Foreign Subsidiaries, and Pipeline Seal U.K. for the five year period ending on the date hereof.
     (d) There is no agreement in effect between PSI Germany or its Affiliates and Canusa Systems Limited (collectively, with its Affiliates, “Canusa”) or any customers of PSI Germany or its Affiliates regarding Canusa’s Superseal sleeve (“Superseal”), other than as identified on Schedule 2.23(d); however, the parties thereto have approved in principle a settlement agreement substantially in the form of the Proposed Canusa Settlement Agreement. Neither the Seller Parties, any Seller Foreign Subsidiaries nor Pipeline Seal U.K. have received notice of any failure of any Superseal sold by PSI Germany or its Affiliates, and, to Sellers’ Knowledge, no installed Superseal sold by PSI Germany or its Affiliates has required replacement following installation in the last five years. No claims have been made to the Seller Parties or Seller Foreign Subsidiaries in connection with Superseal or related to a failure or defect in Superseal. All inventory of the Seller Parties, the Seller Foreign Subsidiaries and Pipeline Seal U.K. that was subject to the recall by Canusa set forth in Canusa’s April 4, 2009 Marketing Technical Bulletin was either sold to a customer or returned to Canusa on or before January 1, 2010 and, to the Sellers’ Knowledge, all such inventory sold to a customer was installed on or before January 1, 2010. During the past five years, the Seller Parties, the Seller Foreign Subsidiaries and Pipeline Seal U.K. had insurance policies in full force and effect that cover damages related to product defects and product liability, including such damages related to any such defect in or failure of the Superseal product. No claim has been made by the Seller Parties, the Seller Foreign Subsidiaries or Pipeline Seal U.K. under such policies. All notices required by such policies to be provided to the insurer regarding any claims or potential claims relating to Superseal products have been timely delivered.
     2.24 Customers; Suppliers.
     (a) Schedule 2.24(a) lists each customer or account representing sales by the Business in excess of $50,000 in 2010 (the “Top Customers”). Except as set forth in Schedule 2.24(a), to the Sellers’ Knowledge, (i) no Business Contract or account or relationship with any such customer is being terminated or is being considered for termination or nonrenewal; and (ii) no Top Customer is considering any material reduction or other material change in its commercial relationship with the Business. To the Sellers’ Knowledge, no Top Customer of the Business has since January 1, 2010 notified the Seller Parties of its intent to terminate its customer relationship with the Business, other than as a consequence of the termination of one or more projects with respect to which it was making purchases from the Business, and no such customer will, as a result of the consummation of the transactions contemplated by this Agreement, terminate or materially reduce its relationship with the Business.
     (b) Schedule 2.24(b) lists each supplier of the Business representing purchases by the Business in excess of $50,000 in 2010 (the “Top Suppliers”). Except as set forth in Schedule 2.24(b), to the Sellers’ Knowledge, (i) no Business Contract or relationship with any such supplier is being terminated or considered for termination or non-renewal, and (ii) no Top Supplier is considering any material change in its commercial relationship with the Business. To the Sellers’ Knowledge, no Top Supplier of the Business has since January 1, 2010 notified the Seller Parties of its intent to terminate its supplier relationship with the Business, other than as a consequence of the termination of one or more projects with respect to which it was supplying the Business, and no such supplier will, as a result of the consummation of the transactions contemplated by this Agreement, terminate or materially reduce its relationship with the Business.
     2.25 Transactions with Affiliates. Schedule 2.25 lists each instance where an Owner (in connection with the Business), any other Seller Party or a Seller Foreign Entity (but only to the Sellers’ Knowledge with respect to each Seller Foreign JV), or an Affiliate of any such Person, or any of such Persons’ partners, managers, officers or directors, (i) has any interest in any property used in the Business; (ii) has been a party to any Contract or arrangement with a Seller Party or a Seller Foreign Entity, to the extent such transactions or other relationships were entered into on other than an arms-length basis; (iii) has an outstanding claim or right against an Owner (in connection with the Business), any other Seller Party or a Seller Foreign Entity; or (iv) has an equity, financial or profit interest in a Person (except for a less than 1% equity interest in any Person the stock of which is publicly traded) that has (A) had business dealings or a material financial interest in any transaction with a Seller Party or a Seller Foreign Entity, or (B) engaged in competition with a Seller Party or a Seller Foreign Entity.
     2.26 Powers of Attorney. Schedule 2.26 sets forth the names of any Persons holding powers of attorney from a Seller, a Seller Foreign Subsidiary or Pipeline Seal U.K. and a summary of the material terms thereof.
     2.27 Thunderline S.A. Thunderline S.A., a French corporation (“Thunderline S.A.”), was dissolved and wound-up by the Owners. As a result of such dissolution, that certain Link-Seal License and Technical Assistance Agreement, dated June 30, 1992, between Thunderline S.A. and PSI Telecommunications, Inc., a Nevada corporation (as assignee of Thunderline Corporation, a Michigan corporation), was terminated, and no post-termination covenants, rights, obligations or liabilities thereunder were assigned to any third parties or are otherwise continuing to be effective.
     2.28 Brokers. No broker, finder or other Person is or will be entitled to any brokerage fees, commissions or finder’s fees from a Seller Party, or a Seller Foreign Entity or by reason of any action taken by a Seller Party or a Seller Foreign Entity and no lender to a Seller Party, a

Seller Foreign Subsidiary, Pipeline Seal U.K., or, to the Sellers’ Knowledge, a Seller Foreign JV is or will be entitled to payment of any amendment or waiver fee as may be required in connection with the amendment of any credit or finance facility, in either case in connection with the transactions contemplated hereby.
     2.29 No Agreement to Sell. Except as contemplated by this Agreement, neither any Seller Party, any Seller Foreign Subsidiary, Pipeline Seal U.K. nor, to the Sellers’ Knowledge, any Seller Foreign JV has any legal obligation, absolute or contingent, to any other Person to sell Equity Interests in any Seller Party or any Seller Foreign Entity or material assets or business of a Seller Party or a Seller Foreign Entity or to effect any merger, consolidation, liquidation, dissolution, recapitalization or other reorganization of a Seller Party or a Seller Foreign Entity or to enter into any agreement with respect thereto.
     2.30 Disclaimer. NONE OF THE SELLER PARTIES NOR ANY OF THEIR RESPECTIVE AFFILIATES, REPRESENTATIVES OR ADVISORS HAVE MADE, OR SHALL BE DEEMED TO HAVE MADE, TO THE BUYER ENTITIES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE BUSINESS, THE ASSETS OF ANY SELLER PARTY OR ANY SUCH AFFILIATE OR THE ASSUMED LIABILITIES, THE SELLER FOREIGN ENTITY ASSUMED LIABILITIES, THE EXCLUDED LIABILITIES, OR THE SELLER FOREIGN ENTITY EXCLUDED LIABILITIES, OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT.
     Section 3. Representations Relating to the Owners. Each Owner represents and warrants to the Buyer, as of the date hereof and, in the event of Closing, as of the Closing Date, that:
     3.1 Authority; Enforceability. Each Owner has the requisite right, authority, power and capacity to (i) execute and deliver this Agreement and each certificate, document and agreement to be executed by such Owner in connection herewith (collectively, with this Agreement, the “Owner Documents”) and (ii) perform his obligations hereunder and thereunder. Each Owner Document has been duly and validly executed and delivered by such Owner and, assuming the due and valid authorization, execution, and delivery of such Owner Document by the applicable Buyer Entity or Buyer Entities party thereto, such Owner Document will constitute the legal, valid and binding obligation of such Owner, enforceable against such Owner in accordance with its terms.
     3.2 Consents and Approvals; No Violation.
     (a) No Permit is required in connection with (i) the execution or delivery by any Owner of the Owner Documents, (ii) the performance of any Owner’s obligations under the Owner Documents or (iii) consummation by any Owner of the transactions contemplated by the Owner Documents, except for applicable requirements, if any, of bulk sales laws, the requirements of the HSR Act, and the German Act against Restraints of Competition.
     (b) Neither the execution and delivery of the Owner Documents by any Owner (including in such Owner’s capacity as the Sellers’ Representative) nor the performance of any Owner’s obligations thereunder nor the consummation of the transactions contemplated hereby will: (i) conflict with or result in a breach, violation, or default of or under, (ii) give any third party the right to modify, terminate or accelerate any liability or obligations under, or charge any fee, penalty or similar payment under, (iii) result in the creation of any Lien other than a Permitted Encumbrance on any assets used in the Business (including the Seller Equity Interests and the Equity Interests in PSI Germany) or the Equity Interests of any Seller or Selling Shareholder under or pursuant to, or (iv) require any Consent by or declaration or notice to any third party or Governmental Authority (other than the Seller Consents set forth on Schedule 6.3(c) or as disclosed in Schedule 2.3(b)) pursuant to (A) any Contract to which such Owner or any other holder of Seller Equity Interests is a party or any Material Contract, or (B) any Law or Permit.
     3.3 Litigation. There are no Proceedings pending, commenced or, to Owners’ knowledge, threatened against any Owner that could reasonably be expected to prevent or delay the transactions contemplated by this Agreement. No Owner is subject to any Order to which any of the Business Assets or Seller Equity Interests are subject or that challenges or that could reasonably be expected to affect the enforceability of this Agreement against such Owner or to prevent or delay the transactions contemplated by this Agreement.
     3.4 Brokers. No broker, finder, or other Person is or will be entitled to any brokerage fees, commissions, or finder’s fees from the Owners by reason of any action taken by any Owner in connection with the transactions contemplated hereby for which the Buyer Entities or their Affiliates (including the Seller Foreign Entities following Closing) may become liable.
     Section 4. Representations Relating to the Buyer Entities. The Buyer Entities represent and warrant to the Seller Parties, as of the date hereof and, in the event of Closing, as of the Closing Date, as follows:
     4.1 Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Colorado. Each other Buyer Entity is a corporation, limited liability company or other legal entity duly organized or incorporated, validly existing and in good standing (to the extent that good standing is a recognized legal principle in the applicable jurisdiction) under the laws of its jurisdiction of organization or incorporation. Each Buyer Entity has the corporate or other applicable entity power and authority to own or use the assets owned or used by it and to conduct its business as presently conducted.
     4.2 Authority; Enforceability. Each Buyer Entity has the requisite right, authority, power and capacity to (i) execute and deliver this Agreement and each certificate, document and agreement to be executed by such Buyer Entity in connection herewith (collectively, with this Agreement, the “Buyer Documents”) and (ii) perform its obligations hereunder and thereunder. The execution and delivery of the Buyer Documents and the consummation of the transactions contemplated thereby have been duly and validly authorized by each Buyer Entity party thereto. This Agreement has been duly and validly executed and delivered by the Buyer Entities and, assuming the due and valid authorization, execution, and delivery of this Agreement by the applicable Seller Parties signatory hereto, will constitute a legal and binding obligation of such Buyer Entities, enforceable against such Buyer Entities in accordance with its terms. Upon execution and delivery by the Buyer Entities of each other Buyer Document, assuming the due and valid authorization, execution, and delivery of such Buyer Document by the applicable

Seller Parties party thereto, such Buyer Document will constitute the legal, valid and binding obligation of such Buyer Entity, enforceable against it in accordance with its terms.
     4.3 Consents and Approvals; No Violation.
     (a) No Permit is required in connection with (i) the execution or delivery by the Buyer Entities of the Buyer Documents, (ii) the performance by the Buyer Entities of the obligations of the Buyer Entities under this Agreement or the other Buyer Documents or (iii) the consummation by the Buyer Entities of the transactions contemplated thereby, except for applicable requirements, if any, of bulk sales laws, the requirements of the HSR Act, and the German Act against Restraints of Competition.
     (b) Neither the execution and delivery of the Buyer Documents by the Buyer Entities nor the performance of the obligations of the Buyer Entities thereunder nor the consummation by the Buyer Entities of the transactions contemplated hereby will: (i) conflict with or result in a breach, violation, or default of or under, (ii) give any third party the right to charge any fee, penalty or similar payment under, or (iii) require any Consent by or declaration or notice to any third party or Governmental Authority pursuant to (A) articles of incorporation, bylaws or similar organizational documents of the Buyer Entities, (B) any Contract to which a Buyer Entity is a party, or (C) any Law or Permit.
     4.4 Litigation. There are no Proceedings pending, commenced, or, to the Buyer’s Knowledge, threatened against the Buyer Entities that could reasonably be expected to prevent or delay the transactions contemplated by this Agreement. No Buyer Entity is subject to any Order that could reasonably be expected to affect the enforceability of this Agreement against the Buyer Entities or prevent or delay the transactions contemplated by this Agreement.
     4.5 Brokers. No broker, finder or other Person is or will be entitled to any brokerage fees, commissions or finder’s fees from the Buyer Entities or by reason of any action taken by the Buyer Entities in connection with the transactions contemplated hereby.
     4.6 Funds Available. The Buyer Entities have (and at the Closing will have) access to sufficient funds to enable them to pay the Purchase Price, and each Buyer Entity has sufficient funds to enable it to pay and discharge when due the Assumed Liabilities and the Seller Foreign Entity Assumed Liabilities assumed by it and otherwise to consummate the transactions contemplated by this Agreement.
     4.7 Financial Status. The Buyer Entities have the financial ability to consummate the transactions contemplated in this Agreement on a timely basis without any financing contingency.
     4.8 Investment Representation. Each Buyer Entity that is acquiring Seller Equity Interests hereunder is acquiring such Seller Equity Interests for its own account, for investment and without any view to resale or distribution of said Equity Interests or any portion thereof. Each Buyer Entity acknowledges that the Seller Equity Interests have not been registered or qualified under the provisions of the securities Laws of any country or jurisdiction and that the Equity Interests may not be resold by such Buyer Entity except in compliance with all applicable securities Laws.

     4.9 Disclaimer. NONE OF THE BUYER ENTITIES NOR ANY OF THEIR RESPECTIVE AFFILIATES, REPRESENTATIVES OR ADVISORS HAVE MADE, OR SHALL BE DEEMED TO HAVE MADE, TO THE SELLER PARTIES OR THE SELLER FOREIGN ENTITIES ANY REPRESENTATION OR WARRANTY, OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT.
     Section 5. Covenants and Agreements.
     5.1 Access to Information.
     (a) Between the date hereof and the Closing Date, the Sellers shall, and the Selling Shareholders shall cause the Seller Foreign Subsidiaries and Pipeline Seal U.K. to (and shall use commercially reasonable efforts to cause the Seller Foreign JVs to) give the Buyer Entities and their employees, accountants, counsel, lenders and their respective representatives reasonable access to the Sellers’ and the Seller Foreign Entities’ officers and other key personnel, and properties (including, without limitation, the Business Real Property), records and other data, and to the other holders of Equity Interests in the Seller Foreign JVs, which access shall include the right to collect reasonable samples and conduct reasonable surveys; provided, however, that the Buyer Entities shall in each instance give reasonable prior notice to the Sellers and any such work shall be conducted during normal business hours under the supervision of the Seller Parties’ personnel and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby and shall not interfere unreasonably with the Business; and, provided, further, that any such access shall not be required if it would violate any Law, including, without limitation, the German Federal Data Protection Act (Bundesdatenschutzgesetz), or the terms or conditions of any Contracts or adversely affect the ability of any Seller Party or its Affiliates to assert attorney-client, attorney work product or other similar privilege. In addition, the Seller Parties shall use commercially reasonable efforts to facilitate contacts between the Seller Parties’ attorneys, accountants and outside representatives, and their counterparts representing the Buyer Entities, for the purpose of the Buyer’s due diligence. The Buyer Entities and their representatives will be allowed access to the books, records, contracts and financial records of the Business for the purpose of conducting due diligence review through an electronic data room. In addition, representatives of the Buyer shall have the right to be present at the physical inventory conducted by the Seller Parties pursuant to Section 1.11(a), subject to any reasonable conditions imposed by the Seller Parties. Notwithstanding the foregoing, in no event shall the Buyer Entities, their respective Affiliates or their respective employees, representatives or agents have any contact with any customer, supplier, employee or agent of any Seller Party or their Affiliates with respect to the transactions contemplated by this Agreement, unless such contact is conducted in compliance with applicable Law and is arranged through and specifically approved in advance by Nordeen or David Best, which approval shall not be unreasonably withheld and provided, however, that promptly following execution of this Agreement, the parties shall cooperate in planning the announcement of the transactions contemplated hereby to the employees, customers, suppliers and agents of the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K., and representatives of the Buyer shall have the right to be present and participate in such announcements and subsequent discussions regarding the impact of such transaction. Without limiting the foregoing, John West or another representative of the Buyer shall have the right, subject to any reasonable conditions imposed by the Seller Parties, to participate in any discussions with the counterparties to the

Contracts relating to the Seller Consents listed on Schedule 6.3(c) and the contract amendments listed on Schedule 6.3(d). The Buyer Entities and their Affiliates shall cause any such contact to comply with any reasonable restriction imposed by the Seller Parties, including the requirement that a representative of the Seller Parties be present during any such communication.
     (b) Any disclosure whatsoever during any investigation by any Buyer Entity or its representatives shall not constitute an enlargement of or addition to the representations and warranties of the Seller Parties and the Owners specifically set forth in Section 2 and Section 3, respectively, of this Agreement.
     (c) All information concerning the Business and/or the Seller Parties and their Affiliates furnished or provided by any Seller Party or its Affiliates or their respective representatives to the Buyer Entities or their Affiliates or their respective representatives (whether furnished before, on or after the date of this Agreement), including the information contained in this Agreement and the schedules hereto, shall be held until Closing by the Buyer Entities subject to that certain Confidentiality Agreement dated June 3, 2010 between EnPro Industries, Inc. and Pipeline Seal and Insulator, Inc. and any other confidentiality agreements, site access agreements and the like entered into between the parties subsequently thereto which confidentiality and other agreements will terminate immediately upon Closing. Notwithstanding the foregoing, the Buyer has the right to make such filings, including filing of this Agreement, following execution and delivery hereof as required by applicable securities Law.
     5.2 Operation of the Business. Except as contemplated by this Agreement, during the period from the date hereof to the Closing Date, the Sellers shall, and the Selling Shareholders shall cause the Seller Foreign Subsidiaries and Pipeline Seal U.K. to, (a) conduct the Business (other than as conducted by the Seller Foreign JVs) in the Ordinary Course (giving reasonable effect to the disruption the preparations for the consummation of the transactions contemplated by this Agreement will have on such Business), (b) use commercially reasonable efforts to preserve their relationships with customers, suppliers and others with whom the Sellers and the Seller Foreign Entities (other than the Seller Foreign JVs) deal, to keep available the services of their officers and employees, to maintain their properties and assets in substantially the condition currently existing and to otherwise preserve the Business intact, (c) not take any action inconsistent with this Agreement, (d) confer reasonably with the Buyer concerning operational matters of a material nature and (e) otherwise report periodically to the Buyer concerning the business, operations and finances of the Business (other than as conducted by the Seller Foreign JVs). Except as otherwise expressly permitted by this Agreement or with the prior written consent of the Buyer, between the date hereof and the Closing Date, the Sellers shall not (and the Selling Shareholders shall cause the Seller Foreign Subsidiaries and Pipeline Seal U.K. not to) take any action or fail to take any action within their control, that would be reasonably likely to result in the occurrence of any of the changes or events listed in Section 2.7.
     5.3 Approvals and Consents.
     (a) As promptly as practicable after the date of this Agreement, the Seller Parties shall, and shall cause the Seller Foreign Subsidiaries and Pipeline Seal U.K. to (and shall use commercially reasonable efforts to cause the Japanese JV and the Malaysian JV to), make all filings required by Law to be made by them to consummate the transactions contemplated hereby. Between the date of this Agreement and the Closing Date, the Seller Parties shall, and shall cause the Seller Foreign Subsidiaries and Pipeline Seal U.K. to (and shall use commercially reasonable efforts to cause the Japanese JV and the Malaysian JV to), (i) cooperate with the Buyer Entities with respect to all filings that the Buyer Entities reasonably elect to make or are required by Law to make in connection with the transactions contemplated hereby, and (ii) cooperate with the Buyer Entities in obtaining all of the Buyer Consents. The Seller Parties shall use their commercially reasonable efforts to obtain promptly the Seller Consents.
     (b) As promptly as practicable after the date of this Agreement, the Buyer Entities shall make all filings required by Law to be made by them to consummate the transactions contemplated hereby. Between the date of this Agreement and the Closing Date, the Buyer Entities shall (i) cooperate with the Seller Parties and the Seller Foreign Entities with respect to all filings that the Seller Parties and Seller Foreign Entities reasonably elect to make or are required by Law to make in connection with the transactions contemplated hereby and (ii) cooperate with the Seller Parties and the Seller Foreign Entities in obtaining all of the Seller Consents; provided that this Agreement shall not require the Buyer or any other Buyer Entity or any of their Affiliates to dispose of or make any change in any portion of its business or to incur any other burden to obtain approval from a Governmental Authority, including under the HSR Act, the German Act against Restraints of Competition, or similar anti-competition laws.
     (c) The Seller Parties and the Buyer Entities shall promptly provide to the requesting agency or Person any additional information reasonably requested of them by the Federal Trade Commission, the Department of Justice, the German Federal Cartel Office or other Governmental Authorities in connection with the fillings required under the HSR Act, the German Act against Restraints of Competition, and other similar anti-competition Laws. Each party shall keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority with respect to the transactions contemplated by this Agreement.
     5.4 Efforts to Satisfy Closing Conditions.
     (a) Between the date hereof and the Closing Date, each of the Seller Parties shall, and shall cause each Seller Foreign Subsidiary and Pipeline Seal U.K. to (and use commercially reasonable efforts to cause each Seller Foreign JV to), (i) use its commercially reasonable efforts to cause the conditions in Section 6.1 and Section 6.3 to be satisfied on or before January 31, 2011 or in any event before the Closing Date, and (ii) not take any action or omit to take any action within its reasonable control that could reasonably be expected to result in a breach by any of them of this Agreement or in any representation or warranty made by any of them and contained in this Agreement being inaccurate as of the Closing Date.
     (b) Subject to the proviso contained in the last sentence in Section 5.3(b), between the date hereof and the Closing Date, each Buyer Entity shall (i) use its commercially reasonable efforts to cause the conditions in Section 6.1 and Section 6.2 to be satisfied on or before January 31, 2011 or in any event before the Closing Date, and (ii) not take any action or omit to take any action within its reasonable control that could reasonably be expected to result in a breach by it of this Agreement or in any representation or warranty made by any of them and contained in this Agreement being inaccurate as of the Closing Date.

     5.5 Notification.
     (a) Sellers. Prior to the Closing Date, each Seller Party shall promptly notify the Buyer in writing if it becomes aware of (i) any fact or condition that causes or constitutes a breach of any representation or warranty set forth in Section 2 or Section 3 (or would have caused or constituted a breach had such representation or warranty been made as of the date of the occurrence of such fact or condition) or (ii) the occurrence of any breach of any covenant of any Seller Party contained in this Agreement or of the occurrence of any event that may make the satisfaction of the conditions set forth in Sections 6.1 or 6.3 impossible or unlikely.
     (b) Buyer. Prior to the Closing Date, the Buyer shall promptly notify the Sellers’ Representative in writing if the Buyer becomes aware of any fact or condition (i) that causes or constitutes a breach of any representation or warranty set forth in Section 4 (or would have caused or constituted such a breach had such representation or warranty been made as of the date of such fact or condition), or (ii) the occurrence of any breach of any covenant of any Buyer Entity contained in this Agreement or of the occurrence of any event that may make the satisfaction of the conditions set forth in Sections 6.1 or 6.2 impossible or unlikely.
     5.6 Exclusivity. Each of the Seller Parties shall not, and shall cause the Seller Foreign Subsidiaries and Pipeline Seal U.K. and each of its and their respective officers, directors, employees, Affiliates, agents and representatives not to, directly or indirectly, (a) solicit, initiate, seek, knowingly encourage, engage in negotiations or discussions about, enter into an agreement with respect to, or provide information with respect to, any inquiry or proposal (an “Acquisition Proposal”) relating to (i) the possible direct or indirect acquisition of all or any portion of the Business, whether through the acquisition of Equity Interests or assets (including the Business Assets) or otherwise (other than sales of inventory in the Ordinary Course), (ii) any business combination with any Seller or any Seller Foreign Entity or their respective Affiliates or (iii) any new debt or equity financing for, or recapitalization of, any Seller or any Seller Foreign Entity, or (b) discuss or disclose this Agreement (except as may be required by Law, or is necessary in connection with the transactions contemplated hereby), with any Person other than the Buyer or its Affiliates or representatives without the prior written consent of the Buyer.
     5.7 Employees of the U.S. Sellers.
     (a) The parties will cooperate to effect an orderly transfer of employment of substantially all Persons who are employees of the U.S. Sellers immediately prior to the Closing, to the extent such Persons are set forth on Schedule 2.14(a), excluding any Inactive Employees (the “Active Employees”), from the U.S. Sellers to the Buyer, effective as of the Effective Time. In order to facilitate such transfer, the Buyer or an Affiliate of the Buyer will offer “at-will” employment to the Active Employees, effective as of Closing, at a level of wages, overall compensation, and benefits, in the aggregate, which are substantially similar to the Active Employees’ level of wages, overall compensation, and benefits provided by the U.S. Sellers, in the aggregate, as of the Closing. Such offers of employment will be made consistent with the Buyer’s practices with respect to confidentiality, non-disclosure and drug testing. The employees who accept the Buyer’s offer of employment described above are the “Transferred Employees.” The U.S. Sellers will use commercially reasonable efforts to encourage each of the U.S. Sellers’ employees to accept employment with the Buyer or its Affiliates as contemplated by this Section 5.7. The U.S. Sellers will terminate or cause the termination of the employment of the Transferred Employees by the U.S. Sellers effective as of the Effective Time.
     (b) The Buyer will give credit to each Transferred Employee for unused but accrued vacation to the extent included in the calculation of Closing Net Working Capital. Following Closing, the Transferred Employees will begin to accrue vacation and sick days in accordance with the Buyer’s then-existing vacation and sick pay policy with respect to similarly situated employees and will be given credit with respect thereto for their prior service with the Sellers.
     (c) Prior to the Closing, the U.S. Sellers will pay all obligations owed by them to their employees, including salary, wages, bonuses and commissions (including any commissions or bonuses payable or customarily payable to such employees with respect to calendar year 2010 or any prior period), and will make any applicable 401k retirement plan matching contributions with respect to their employees, in each case, without regard to any end of period requirements or plan requirements that such payments are not due until later in 2011.
     (d) As relates to the Transferred Employees, the U.S. Sellers and the Buyer will give any notices required by Law of such party and take whatever other actions with respect to the plans, programs and policies described in this Section 5.7 as reasonably may be necessary to carry out the arrangements described in this Section 5.7. The U.S. Sellers and the Buyer will provide each other with such information as may be reasonably required to carry out the arrangements described in this Section 5.7, but excluding all personal information protected by Law regarding the Transferred Employees. If any of the arrangements described in this Section 5.7 are determined by the U.S. Internal Revenue Service or other Governmental Authority to be prohibited by Law, the U.S. Sellers and the Buyer will modify such arrangements to as closely as possible reflect their expressed intent and retain the allocation of economic benefits and burdens to the parties contemplated in this Section 5.7 in a manner that is not prohibited by Law.
     5.8 Employees of Seller Foreign Subsidiaries, GPP and Pipeline Seal U.K.; Independent Contractors.
     (a) Subject to Section 5.8(b), all Persons who are employees of the Seller Foreign Subsidiaries and Pipeline Seal U.K. immediately prior to the Closing shall continue to be employed by the respective Seller Foreign Subsidiary or Pipeline Seal U.K. at unchanged terms and conditions of employment following the Effective Date. For the avoidance of doubt the rights of the Seller Foreign Subsidiaries or Pipeline Seal U.K. to terminate any employment relationship shall remain unaffected. Notwithstanding the foregoing, prior to the Closing, the Seller Foreign Subsidiaries and Pipeline Seal U.K. will pay all obligations owed by them to their employees, including salary, wages, bonuses and commissions (including any commissions or bonuses payable or customarily payable to such employees with respect to calendar year 2010 or any prior period), other than accrued vacation to the extent such accrued vacation is included in the calculation of Closing Net Working Capital (but excluding accrued vacation for employees associated prior to Closing with the Mavei Business), and will make any applicable retirement plan matching contributions with respect to their employees, without regard to any end of period requirements.

     (b) Notwithstanding the provisions of Section 5.8(a), the employment of Franz Eiber with PSI Germany and Franken Plastik shall be terminated by PSI Germany and Franken Plastik prior to the Effective Time. The Seller Parties agree to exert their commercially reasonable efforts to obtain prior to the Closing (i) a Consulting Agreement substantially in the form of Exhibit O, executed by Mr. Eiber and (ii) a Termination Agreement regarding the termination of Mr. Eiber’s employment with Franken Plastik and any of its Affiliates, including PSI Germany, , with effect immediately prior to the Effective Time, in substantially the form of Exhibit P (the “Eiber Termination Agreement”), executed by Mr. Eiber. In the event Mr. Eiber fails to enter into the Eiber Termination Agreement prior to Closing, (i) the employment of Mr. Eiber with PSI Germany and Franken Plastik shall be terminated by notice of termination delivered prior to the Effective Time (Kundigungserklarung) with effect to the next permissible date (i.e., December 31, 2011), (ii) Mr. Eiber shall be released from his duty to work (freigestellt) with effect immediately prior to the Effective Time, and (iii) the Buyer shall withhold an amount equal to €220,000 (the “Eiber Estimated Settlement Amount”) from the Closing Payment as set forth in Section 1.9(c)(ii). The Buyer shall use the Eiber Estimated Settlement Amount to pay Mr. Eiber any amounts owed to him pursuant to his employment agreement with Franken Plastik, any other employment relationship with its Affiliates, including PSI Germany, or applicable Law as a result of the termination of his employment. All costs and liabilities relating to Mr. Eiber’s employment, termination of employment (including, without limitation, pursuant to the Eiber Termination Agreement) and/or retirement (but only in excess of the Eiber Estimated Settlement Amount to the extent it is withheld from the Closing Payment) shall be paid by the Seller Parties, and the Seller Parties shall indemnify the Buyer Entities and their Affiliates from any Damages related thereto, including, without limitation, any Damages related to any employment agreement between Mr. Eiber and Franken Plastik or its Affiliates (including PSI Germany). In the event that the Eiber Estimated Settlement Amount is withheld from the Closing Payment and, as of March 31, 2012, the amounts paid (or scheduled to be paid) to Mr. Eiber or claimed by Mr. Eiber on account of Franken Plastik’s or PSI Germany’s obligations related to Mr. Eiber’s termination (collectively, the “Actual Termination Amount”) is less than the Eiber Estimated Settlement Amount, the Buyer shall promptly pay to the Sellers’ Representative, on behalf of the Seller Parties, the difference between the Eiber Estimated Settlement Amount and the Actual Termination Amount.
     (c) The parties agree that the sale of GPP’s core assets to PSI Germany prior to Closing is one to which the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003 are likely to apply. The parties acknowledge that the employees of GPP (the “GPP Employees”) are likely to be assigned to the organized grouping of resources that are subject to such relevant transfer such that their employment would automatically transfer from GPP to PSI Germany and their contracts of employment would take effect as if made between said GPP Employees and PSI Germany. Prior to effectuation of the GPP Sale Transaction, the Seller Parties shall obtain written confirmation from the GPP Employees in form and substance reasonably satisfactory to the Buyer (the “GPP Waiver Agreements”) that such GPP Employees do not wish to be employed by PSI Germany and have voluntarily waived all rights under the aforementioned regulations and all other applicable employment Law (both statutory and common law) and have further waived all and any potential claims arising thereunder against GPP, PSI Germany and all related companies and Affiliates. Insofar as any such confirmation and waiver is not effective to prevent the automatic transfer of the GPP Employees to PSI Germany or its Affiliates, the Seller Parties shall indemnify and agree to keep indemnified the Buyer Entities and their Affiliates from any and all Damages arising therefrom howsoever and whensoever arising.
     (d) Prior to the Closing, the Buyer or its Affiliates may offer employment effective as of the Effective Time to the independent contractors of the Business set forth on Schedule 5.8(c). The Seller Parties, the Seller Foreign Subsidiaries and Pipeline Seal U.K., as applicable, will use commercially reasonable efforts to encourage such independent contractors to accept such offers of employment.
     5.9 Undertaking regarding Business Name. Each Seller will, within 15 Business Days after the Closing, change its corporate name to a name in which the locutions “Pipeline Seal and Insulator,” “PSI,” or “Plasticote” or any similar words do not form a part. From and after such a name change, no Seller Party, directly or indirectly, will use the locutions “Pipeline Seal and Insulator,” “PSI,” or “Plasticote” or any substantive part thereof or any similar locutions as part of their corporate or business names or Marks in connection with any business similar to the Business.
     5.10 Accounts Receivable.
     (a) After the Closing, the Buyer will attempt to collect the Seller Accounts Receivable that were included in the Purchased Assets and the Accounts Receivable of the Seller Foreign Subsidiaries and Pipeline Seal U.K. properly included in the calculation of Closing Net Working Capital (the “Seller Foreign Accounts Receivable”), all in accordance with the reasonable past collection practices and procedures of the Business (but without resort to litigation or the use of collection agencies or similar efforts). If an account debtor of the Business specifies that any one or more of the payments made by such account debtor is being made with respect to a particular outstanding Account Receivable of such account debtor to the Buyer (either in writing or upon follow-up telephone conversations between the Buyer and the debtor), such payment will be applied against such Account Receivable so specified. In the absence of such specification, any payments made by account debtors to the Buyer with respect to the Accounts Receivable shall be applied first to the then-oldest outstanding Account Receivable from such account debtor. Upon the Buyer’s written request from and after the date 180 days after the Closing Date, either (i) the Seller Parties will pay the Buyer (by wire transfer of immediately available funds to an account specified by the Buyer) an amount equal to (A) the uncollected amount of the Seller Accounts Receivable and the Seller Foreign Accounts Receivable less (B) the amount of any reserve for doubtful accounts reflected in the calculation of Closing Net Working Capital (the “Net A/R Amount”), or (ii) the Buyer and the Sellers’ Representative (on behalf of the Seller Parties) shall direct the Escrow Agent to pay to the Buyer the Net A/R Amount from the Escrow Amount and upon receipt of the foregoing payment from the Seller Parties or the Escrow Agent, the Buyer will assign to the Seller Parties all uncollected Seller Accounts Receivable and Seller Foreign Accounts Receivable (together with all claims associated therewith). The Buyer, on the one hand, and the Seller Parties, on the other, will promptly forward to the other any amounts received by such party as payment of Accounts Receivable owned by the other hereunder.
     (b) Without derogating from the generality of the last sentence of Section 5.10(a), each of the Sellers will remit to a bank account of the Buyer, as designated by the Buyer for this purpose to the Seller in writing within three Business Days after the Closing Date, any payment from a customer of the Business received after the Closing in any bank account maintained by said Seller, within five Business Days of its receipt thereof.
     5.11 Taxes and the Tax Returns.
     (a) The Sellers shall timely pay all Taxes that relate to the Purchased Assets or otherwise to the Sellers in connection with the Business that were incurred in or are attributable to all taxable periods (or portions thereof) ending on or before the Closing Date. Notwithstanding the foregoing, the provisions of this Section 5.11(a) shall not apply to the Taxes described in Sections 1.14 and 1.15.
     (b) The Seller Parties shall timely pay or, if paid by the Buyer Entities, a Seller Foreign Subsidiary or Pipeline Seal U.K. after the Closing, promptly reimburse the Buyer Entities, such Seller Foreign Subsidiary or Pipeline Seal U.K. for all Taxes of the Seller Foreign Subsidiaries or Pipeline Seal U.K. that were incurred in or are attributable to all taxable periods (or portions thereof) ending on or before the Closing Date. For the purpose of apportioning the Taxes of the Seller Foreign Subsidiaries and Pipeline Seal U.K. for a taxable period beginning on or before the Closing Date and ending after the Closing Date, the portion of such Taxes related to the period ending on the Closing Date shall be the amount that would be payable if the relevant period ended as of the close of business on the Closing Date.
     (c) The Seller Parties shall promptly reimburse the Buyer Entities, the Seller Foreign Subsidiaries or Pipeline Seal U.K. after Closing for an amount equal to (i) any liability of the Seller Foreign Subsidiaries or Pipeline Seal U.K. for Taxes arising or assessed as a consequence of the failure of any Seller Party or their Affiliate at any time to pay Taxes; and (ii) any liability of any Seller Foreign Subsidiary or Pipeline Seal U.K. for Taxes which would have arisen and in respect of which the Seller Parties would have been liable under Section 5.11(b) but for (X) the transfer of that liability for Taxes, or the income, profits or gains giving rise to it, to a Buyer Entity or its Affiliate and/or (Y) the setting off of a New Relief against that liability for Taxes or against the income profits or gains which would have given rise to it.
     (d) The Seller Parties shall prepare (and the Buyer or its Affiliates shall file) all Tax Returns due on or after the Closing Date with respect to Taxes of the Seller Foreign Subsidiaries and Pipeline Seal U.K. for all taxable periods ending on or before the Closing Date and the Buyer and its Affiliates shall prepare and file all Tax Returns due on or after the Closing Date with respect to Taxes of the Seller Foreign Subsidiaries and Pipeline Seal U.K. for all taxable periods that include the Closing Date, but that end after the Closing Date; provided, that the preparing party shall deliver all such Tax Returns to the other party for its review at least 60 days before they are required to be filed and such Tax Returns shall not be filed without the consent of the Seller’s Representative, for Tax Returns prepared by the Buyer and its Affiliates, or without the consent of the Buyer for Tax Returns prepared by the Seller Parties, in each case which shall not be withheld unreasonably. All such Tax Returns shall be prepared and filed in accordance with all applicable Law. The Seller Representative, on the one hand, and the Buyer, on the other hand, shall be entitled to provide comments and suggested revisions to the Tax Returns reviewed by such Person and to confer with the preparing party regarding such comments and revisions. The Seller Parties or the Buyer, as applicable, shall be deemed to have accepted the Tax Returns prepared by the other party at 5.00 p.m. Charlotte, North Carolina time on the 30th day after delivery thereof if the reviewing party has not by then given the preparing party timely written notice of objection.
     (e) The Seller Parties shall not be liable under Sections 5.11(b) or 5.11(c) above in respect of a liability of Pipeline Seal UK:
     (i) to the extent such liability arises or is increased as a result of any increase in rates of Taxation, any change in law, rule, regulation or published practice of Tax Authorities or any withdrawal of any extra-statutory concession by a Taxation authority made after the date of the Sale Agreement; or
     (ii) to the extent that such liability arises as a result of a change after Closing in any accounting practice or principles or accounting policy of any Buyer Affiliate save to the extent that such change is required under generally accepted accounting principles; or
     (iii) to the extent that such liability arises directly or indirectly as a result of:
     (A) the payment of any unusual or abnormal dividend by Pipeline Seal U.K. after Closing;
     (B) the change of the date to which Pipeline Seal U.K. makes up its accounts after Closing; or
     (C) the cessation of, or any change in the nature or conduct of, any business carried on by Pipeline Seal U.K. occurring after Closing; or
     (iv) to the extent that such liability is attributable to Pipeline Seal U.K. ceasing to be entitled to the small companies’ rate of corporation tax whether by virtue of an increase in the level of profits for the accounting period during which Closing takes place that are attributable to the period following Closing or by virtue of an increase in the number of associated companies of Pipeline Seal U.K. after Closing; or
     (v) to the extent that such liability would not have arisen but for an act, omission or transaction by or on behalf of any Buyer Affiliate or any of its directors effected after Closing, other than in the case of Pipeline Seal U.K., any such act, omission or transaction carried out or effected under a legally binding commitment created on or before Closing or carried out or effected in the ordinary course of business of Pipeline Seal U.K. as carried on at Closing; or
     (vi) to the extent that such liability arises by virtue of any claim, election, surrender or disclaimer made or notice or consent given after Closing by or on behalf of any Buyer Affiliate or any of its directors (including the disclaimer of the whole or part of any Relief) other than where the making, giving or doing of such thing was taken into account in the preparation of the financial statements; or

     (vii) to the extent that such liability would not have arisen or would have been reduced but for a failure or omission by or on behalf of any Buyer Affiliate or any of its directors after Closing to make any election, claim, surrender or disclaimer, or give any notice or consent in relation to Taxation, the anticipated making giving or doing of which was taken into account in computing any provision or reserve for Taxation or otherwise in preparing the financial statements and details of such election, claim, surrender or disclaimer have been provided in writing to the Buyer Entities at least 15 Business Days prior to the expiry of any time limit that such election, claim, surrender or disclaimer is required to be filed with any Taxation authority.
     (f) If the party reviewing Tax Returns prepared by the other party hereto as set forth in Section 5.11(d) does not consent to the filing of such Tax Returns in accordance with Section 5.11(d), the reviewing party shall give written notice to the Buyer or the Sellers’ Representative, as applicable, within 30 days after delivery thereof. Any notice of dispute shall set forth in detail the basis for the reviewing party’s objections. If the Sellers’ Representative and the Buyer are unable to resolve the disagreement within 10 days after delivery of the written dispute notice, the parties shall engage the Reviewing Accountant to resolve the issues in dispute. The scope of review by the Reviewing Accountant shall be limited to the matters in dispute. The decision of the Reviewing Accountant shall be rendered within 20 days of the engagement and shall be binding on the parties. The Seller Parties, on the one hand, and the Buyer, on the other, shall each pay one-half of the cost of the Reviewing Accountant.
     (g) The Seller Parties and the Buyer Entities shall, and the Buyer Entities shall cause the Seller Foreign Subsidiaries and Pipeline Seal U.K., after the Closing to, (i) cooperate, as reasonably requested (including, without limitation, the right to provide reasonable comments and to make reasonable revisions to the UK returns as requested), in connection with the preparation and filing of any Tax Returns relating to the Purchased Assets, the Seller Foreign Subsidiaries, Pipeline Seal U.K. or the Business; and (ii) preserve and make available to each other, as reasonably requested, information, records and documents with respect to Tax matters pertinent to the Purchased Assets, the Seller Foreign Subsidiaries, Pipeline Seal U.K. or the Business for taxable periods ending on or before or after, but including, the Closing Date.
     (h) All Tax sharing or similar arrangements (with respect to the current year, future years or past years) to which any Seller Foreign Subsidiary or Pipeline Seal U.K. is a party shall be terminated as of the Closing Date, and after the Closing Date, no Seller Foreign Subsidiary nor Pipeline Seal U.K. shall be bound thereby or have any rights or obligations thereunder.
     (i) If Pipeline Seal U.K. has obtained a Saving (as defined below), the relevant Buyer Entity will as soon as reasonably practicable thereafter repay to the Seller Parties the lesser of:
     (A) The amount of the Saving (as so determined); and
     (B) the aggregate amount (if any) paid by the Seller Parties in respect of the liability for Taxes which has resulted in the Saving in question less any part of that amount previously repaid to the Seller Parties under any provision of this Agreement or otherwise.

     (j) If the amount mentioned in Section 5.11(i)(A) exceeds the amount mentioned in Section 5.11(i)(B), the amount of the excess shall be carried forward and set off against (and so shall reduce and eliminate) any Liability of the Seller Parties under Section 5.11(b) and 5.11(c) then outstanding or which arises after such determination, in the latter case as and when such liability arises.
     (k) In determining whether Pipeline Seal U.K. has obtained a Saving in Section 5.11(i), the relevant auditors will act as experts and not as arbitrators and their determination will (in the absence of manifest error) be conclusive and binding on the parties. For the purposes of Section 5.11(i), a “Saving” means the credit or other reduction or elimination of any liability of Pipeline Seal U.K. to make an actual payment of Tax in respect of which the Seller Parties would not have been liable by use of any relief arising wholly as a result of a liability for Tax in respect of which the Seller Parties have made payment under Sections 5.11(b) or 5.11(c). For the avoidance of doubt, Pipeline Seal U.K. shall not be regarded as having obtained a Saving for the purposes of this Section 5.11(k) until the date on which Pipeline Seal U.K. would have been liable to make an actual payment of Tax but for the use of credit, reduction or elimination of liability.
     (l) If Pipeline Seal U.K. or the Buyer Entities or any Buyer Affiliate (on behalf of Pipeline Seal U.K.) receives any refund or other repayment of Taxes which relates to a period or portion thereof ending prior to Closing and which has not been taken into account in the financial statements, including without limitation both an actual repayment and a credit to be offset against any other liability to Taxes, the relevant Buyer Entity will as soon as is reasonably practicable thereafter repay to the Seller Parties the lesser of:
     (i) the amount of the repayment of Taxes to Pipeline Seal U.K.; and
     (ii) the aggregate amount (if any) paid by the Seller Parties in respect of any Tax liabilities in connection with Pipeline Seal U.K. under Section 5.11(b) or 5.11(c) less any part of that amount previously paid to the Seller Parties under any provision of this Agreement or otherwise.
     (m) If upon receipt of a repayment of Taxes pursuant to Section 5.11(l) the amount mentioned in Section 5.11(l)(i) exceeds the amount mentioned in Section 5.11(l)(ii) the excess will be set off against (and so will reduce or eliminate) any liability of Pipeline Seal U.K. under Section 5.11(b) or 5.11(c) then outstanding or which arises after such determination, in the latter case as and when such liability arises.
     (n) Indemnification by the Buyer Entities in Respect of Certain Tax Matters.
     (i) The Buyer Entities hereby covenant to pay to the Seller Parties an amount equal to any Tax paid by the Seller Parties pursuant to section 710, section 713 or section 716 of the U.K. Corporation Tax Act 2010 in circumstances where the tax payer company or the transferred company (as referred to therein) is Pipeline Seal U.K., provided that the Buyer Entities shall have no obligation to make any payment under this section to the extent that the Tax so payable by the Seller Parties:

     (A) is a liability for Tax in respect of which any of the Buyer Entities has or will have a claim against the Seller Parties but no actual payment has been made by the Seller Parties; or
     (B) has been recovered by the Seller Parties under section 717(2) of the Corporation Tax Act 2010 (and the Seller Parties shall procure that no such recovery is sought to the extent that payment is made by the Buyer Entities hereunder).
     (ii) The covenant in Section 5.11(l)(i) shall extend to any costs reasonably or properly incurred by the Seller Parties in connection with any such Tax or the relevant claim under this Section 5.11(n).
     (o) The Seller Parties and the Buyer Entities believe that Franken Plastik is entitled to a tax credit resulting from withholding tax (Kapitalertragsteuer) paid by PSI Germany prior to the date hereof with respect to dividend payments received by Franken Plastik from PSI Germany in December 2010 (the “FP Tax Credit”), and that Franken Plastik is entitled to credit the FP Tax Credit against its German corporate income tax liability. The Buyer Entities shall cause Franken Plastik, as soon as practicable from and after the Closing, to make all filings with the applicable tax authorities reasonably requested by the Seller Parties and to take all other actions necessary, reasonable or appropriate as reasonably requested by the Seller Parties to perfect Franken Plastik’s right to receive a credit or credits in the amount of the FP Tax Credit against German corporate income tax otherwise payable by Franken Plastik to the German tax authorities. As and when the FP Tax Credit is applied after the Closing as an offset against the German corporate income tax liability of Franken Plastik, the Buyer Entities shall procure payment to the Seller’s Representative, on behalf of the Seller Parties, of the amount of the FP Tax Credit exceeding the 2010 corporate income Tax liability (less the amount of any prepayments made prior to the Effective Time) of Franken Plastik.
     (p) In the event of any inconsistency between the provisions of Section 1.12(b) and the provisions of this Section 5.11, the provisions of Section 1.12(b) shall control for all purposes of this Agreement.
     5.12 Transfer of Assets of GPP and Mavei.
     (a) Prior to Closing, GPP will sell, transfer and properly assign (with the consent of any necessary third party) to PSI Germany and PSI Germany will purchase all of the assets of GPP, other than the assets listed on Schedule 5.12(a) (the “GPP Sale Transaction”). PSI Germany shall not assume any liabilities of GPP pursuant to the GPP Sale Transaction other than liabilities that will be Seller Foreign Entity Assumed Liabilities pursuant to Section 1.7. As an incident to such transaction, GPP shall, for a period not to exceed thirty days from the Closing Date, employ its own two-person clerical staff and use its own facilities, at no cost to the Buyer Entities, in assisting the Buyer Entities in invoicing customers of the business of GPP with respect to transactions occurring prior to the consummation of the GPP Sale Transaction and providing any other services provided by GPP to the Seller Parties and their Affiliates prior to Closing, as and to the extent reasonably requested and directed by the Buyer Entities.

     (b) The parties hereto have assumed that German VAT applies to the GPP Sale Transaction, and, accordingly, GPP, PSI Germany and Barham will prior to the Closing enter into that certain Agreement attached hereto as Exhibit Q (the “German VAT Agreement”). The parties hereto agree, as provided in Section 2 of the German VAT Agreement, that Barham will settle the purchase price for the GPP Assets and PSI Germany will settle the related German VAT amount (the “GPP Sale VAT”) as stated in any proper invoices issued by GPP to PSI Germany with respect to the GPP Sale Transaction. The GPP Sale VAT is in principle deductible as input-VAT by PSI Germany and results in a VAT refund claim of PSI Germany if and to the extent the input VAT exceeds the VAT liabilities of PSI Germany for the respective assessment period. In order to settle the GPP Sale VAT, the Seller Parties will cause PSI Germany to assign to GPP such VAT refund claim in accordance with sec. 46 German Fiscal Code (Abgabenordnung) pursuant to the terms of the German VAT Agreement. The Buyer Entities will cause PSI Germany to pay to GPP any portion of such GPP Sale VAT not deemed paid by this assignment in immediately available funds by wire transfer into GPP’s bank account as designated by the Seller’s Representative promptly upon PSI Germany becoming aware that such portion will not be deemed paid by this assignment but in any case subject to the compliance of the invoice issued by GPP with sec. 14, 14a German VAT Act (Umsatzsteuergesetz). The parties hereto agree that any such liability of PSI Germany shall not have any impact on the Purchase Price. The Buyer Entities shall cause PSI Germany to comply from and after the Closing with its obligations under the German VAT Agreement. If the GPP Sale Transaction qualifies as a non-VATable sale of an independent part of a business (sec. 1 para 1a German VAT Act), the Sellers Parties shall procure that the GPP Sale VAT is refunded to PSI Germany by the Sellers Parties as provided for in Section 4 of the German VAT Agreement, and the Buyer Entities shall cause PSI Germany to cooperate reasonably with the Seller Parties in this process.
     (c) Prior to Closing, Mavei will sell, transfer and properly assign (including with the consent of the lessor under the real property lease to which Mavei is party as lessee (the “Mavei Lease”) to PSI Germany and PSI Germany will purchase all of the assets of Mavei, other than the assets listed on Schedule 5.12(c) (the “Mavei Sale Transaction”). In connection with such transaction, PSI Germany shall offer to employ and use commercially reasonable efforts to hire all of the employees of Mavei (but shall not hire or offer to employ Manfred Quooss) at a level of wages, overall compensation and benefits substantially similar to those provided by Mavei immediately prior to consummation of the Mavei Sale Transaction. PSI Germany shall not assume any liabilities of Mavei relating to the period prior to the closing of the Mavei Sale Transaction; provided, that, in the event the lessor under the Mavei Lease so requires, PSI Germany shall assume the liabilities of the lessee under the Mavei Lease relating to the period prior to the closing of the Mavei Sale Transaction, and, in that event, such liabilities shall be Seller Foreign Entity Excluded Liabilities and the Seller Parties shall indemnify PSI Germany from any Damages related to the assumption of such liabilities (to the extent not reimbursed by Mavei) incurred by PSI Germany.
     (d) If any of the assets of GPP or Mavei described in Sections 5.12(a) and 5.12(c) have not been transferred to PSI Germany prior to Closing because such assets are not assignable or transferable either by virtue of the provisions thereof or under Law or without the Consent of any Person that has not been obtained prior to Closing, the Seller Parties will use their commercially reasonable efforts to obtain, as soon as practicable after Closing, any such required

Consents and assign or transfer such assets to PSI Germany. With respect to any Contract, property or right that has not been transferred or assigned prior to Closing, the Seller Parties will enter into any reasonable arrangement (or cause Mavei to enter into such arrangement, as the case may be) with PSI Germany that is designed to give PSI Germany the practical benefits of such Contract, property or right without any additional mark-up or other cost to PSI Germany.
     (e) Any liabilities of GPP or Mavei to such Person’s creditors resulting from, respectively, the GPP Sale Transaction or the Mavei Sale Transaction, shall be the sole responsibility of the Seller Parties, and the Seller Parties shall indemnify the Buyer Entities and their Affiliates from any Damages related thereto.
     5.13 Warranty Work. The Buyer agrees to perform, or to cause Pipeline Seal U.K. or one of the Seller Foreign Subsidiaries to perform following Closing, any warranty work required by any warranty with respect to any products made, manufactured, constructed, distributed, sold, leased, supported or installed by the Sellers, Pipeline Seal U.K. or the Seller Foreign Subsidiaries at or prior to the Effective Time. With respect to any such warranty work performed by the Buyer, Pipeline Seal U.K. or a Seller Foreign Subsidiary following Closing, the Seller Parties agree to reimburse the Buyer, Pipeline Seal U.K. or such Seller Foreign Subsidiary for its actual costs in performing such work (including reasonable allocations of overhead for all claims in the aggregate exceeding $10,000) within 15 days of receiving an invoice from the Buyer, Pipeline Seal U.K. or such Seller Foreign Subsidiary with respect to such work.
     5.14 Cooperation. The parties hereto shall generally cooperate with each other and do such other acts and things in good faith as may be reasonably necessary or appropriate to effectuate timely the intent and purposes of this Agreement and the consummation of the transactions contemplated hereby.
     5.15 Waiver of Bulk Sale Laws. The Buyer Entities and the Seller Parties hereby waive compliance with any applicable bulk sale or bulk transfer law or other analogous legislation in force in any jurisdiction of the United States or Europe in which the Purchased Assets are located. As between the parties, the Seller Parties shall be responsible for any liability resulting from the failure of the Sellers to comply with any such bulk sale or bulk transfer law (or other analogous legislation).
     5.16 Environmental Compliance. Prior to the Closing, the Seller Parties shall remove or cause the removal of all containers, machinery and equipment on the Business Real Property currently or previously using or containing Trichloroethylene or any other chlorinated volatile organic compound, including, but not limited to, vapor degreasers and shall report any environmental contamination on the Business Real Property as required by applicable Law to all applicable Governmental Authorities having jurisdiction over such contamination. The Seller Parties will provide the Buyer with evidence reasonably satisfactory to the Buyer that the actions required by this Section 5.16 have been completed by the Seller Parties prior to Closing.
     5.17 Canusa Settlement Agreement. To the extent the parties thereto have not prior to the Closing executed and delivered the Agreement between Isoplus Fernwarmetechnik GmbH (“Isoplus”), Canusa — CPS, a division of Shawcor Ltd, Canusa Systems Limited and PSI Germany in the form attached as Exhibit R hereto (the “Proposed Canusa Settlement

Agreement”), PSI Germany shall have the right after the Closing to continue to negotiate such agreement and to make reasonable accommodations therein as requested by Isoplus and enter into such an agreement, as so modified (the “Canusa Settlement Agreement”), and any obligations of PSI Germany and its Affiliates pursuant to such Canusa Settlement Agreement shall be considered Canusa Product Liability for purposes of Section 7.1(c).
     5.18 U.K. Lease. The Seller Parties shall indemnify, defend and hold harmless the Buyer Entities and their Affiliates for any Damages arising out of the Lease between Artisan (UK) Developments Limited and Pipeline Seal U.K. relating to Unit 1A, 1 Chester Road, Colmworth Business Park, St. Neots, Cambridgeshire and any related written or oral agreements including, without limitation, the Underlease between Pipeline Seal U.K. and Lees Mohawk (UK) Limited (collectively the “Unit 1A Leases”). Any such Damages shall be net of amounts received by Pipeline Seal U.K. from Lees Mohawk (UK) to the extent such amounts are not otherwise payable to the ultimate lessor of the property underlying the Unit 1A Leases. Further, the Seller Parties hereby covenant that they will use their commercially reasonable efforts to cause the parties to such Unit 1A Leases (other than Pipeline Seal U.K.), or their successors in interest, if any, as soon as possible following the date hereof, to consent to an assignment of Pipeline Seal U.K.’s interests in each such Unit 1A Lease to a third party or to a cancellation of such Unit 1A Leases, and to effectuate such assignment or cancellation, with each such party in either case releasing Pipeline Seal U.K. in writing from any further liability thereunder; provided, that in any event, the Seller Parties shall obtain such consents, assignments or cancellations, and releases, within 90 days following the Closing. The Buyer and its Affiliates shall cooperate with the Seller Parties as reasonably requested by such Seller Parties in obtaining the consents, assignments, cancellations and releases required by this Section 5.18.
     5.19 Malaysian JV. In the event the Seller Parties are unable to obtain the certificate(s) evidencing all of GPP’s Equity Interests in the Malaysian JV as referenced in Section 1.10(a)(xvi) prior to the Closing, the Seller Parties shall deliver such certificate(s) as soon as reasonably practicable following the Closing and in any event, no later than the date that is 14 days following the Closing. The Seller Parties shall indemnify the Buyer and its Affiliates for any Damages related to or arising from the failure to deliver such certificate(s) at the Closing.
     5.20 Certain Liabilities Relating to Accrued Vacation/Holiday and Sick Days. With respect to liabilities of the U.S. Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. for accrued vacation/holiday and sick days for their employees as of the Effective Time, to the extent such liabilities are Excluded Liabilities, the parties hereto agree to negotiate in good faith, from and after the Closing, a reasonable mechanism whereby the Seller Parties may discharge all such liabilities in a single payment to the Buyer.
     Section 6. Closing Conditions.
     6.1 Mutual Conditions. The respective obligations of each party to consummate the transactions required to be consummated by it at the Closing shall be subject to the fulfillment of the following conditions:
     (a) No party to this Agreement shall be subject on the Closing Date to any Order that enjoins or prohibits the consummation of the transactions contemplated by this Agreement or the

Primary Transaction Agreements, nor shall there be any Proceeding pending or threatened by any Person (other than a party to this Agreement or any of such Person’s Affiliates) that challenges, or seeks Damages or other relief in connection with, the transactions contemplated hereby, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the transactions contemplated hereby.
     (b) No Law shall have been adopted or promulgated as of the Closing Date having the effect of making the transactions contemplated herein illegal or otherwise prohibiting consummation of, or making void or voidable, the transactions contemplated herein.
     (c) Any applicable waiting period under the HSR Act, the German Act against Restraints of Competition or similar anti-competition Laws relating to the transactions contemplated hereby shall have expired or been terminated.
     6.2 Seller Parties’ Conditions. The obligations of the Seller Parties to consummate the transactions contemplated hereby at the Closing shall be subject to the fulfillment of the following conditions, any of which may be waived by the Sellers’ Representative:
     (a) All representations and warranties (individually and collectively) of the Buyer Entities in this Agreement and all other documents and certificates required to be delivered hereby shall be, if specifically qualified by materiality, true and correct in all respects and, if not so qualified, shall be true and correct in all material respects, in each case on the date hereof and as of the Closing Date as if made on the Closing Date, but without giving effect to any supplement to any Disclosure Schedule to this Agreement delivered following the date hereof. The Buyer Entities shall have performed and complied in all material respects with all covenants, agreements and conditions (individually and collectively) contained in this Agreement required to be performed and complied with by them at or prior to the Closing Date.
     (b) The Buyer shall have delivered to the Seller Parties a certificate certifying as to the matters set forth in Section 6.2(a) executed by its an authorized officer of the Buyer.
     (c) The Buyer shall have delivered each document required to be delivered, and made each payment required to be paid, pursuant to Section 1.10(b).
     (d) The Buyer shall have delivered to the Seller Parties a certificate from the secretary or an assistant secretary of the Buyer certifying (i) that attached thereto is a true and complete copy of the resolutions adopted by the board of directors of the Buyer authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) as to the incumbency and signatures of any of the Buyer’s officers who will execute documents at the Closing or who have executed this Agreement.
     (e) The Buyer shall have delivered to the Seller Parties a current certificate of existence, dated as of a date not more than 10 days prior to the date hereof, of the Buyer from the state of Colorado.
     6.3 Buyer Entities’ Conditions. The obligations of the Buyer Entities to consummate the transactions contemplated hereby at the Closing shall be subject to the fulfillment of the following conditions, any of which may be waived by the Buyer (in whole or in part):

     (a) All representations and warranties (individually and collectively) of the Seller Parties in this Agreement and all other documents and certificates required to be delivered hereby shall be, if specifically qualified by materiality, true and correct in all respects and, if not so qualified, shall be true and correct in all material respects, in each case on the date hereof and as of the Closing Date as if made on the Closing Date, but without giving effect to any supplement to the Disclosure Schedules delivered after the date hereof. The Seller Parties shall have performed and complied in all material respects with all covenants, agreements and conditions (individually and collectively) contained in this Agreement required to be performed and complied with by them at or prior to the Closing Date.
     (b) Each Seller and each Selling Shareholder (other than Stevens) shall have delivered to the Buyer a certificate certifying the matters set forth in Section 6.3(a) with respect to itself executed by its President or Chief Executive Officer and each Owner shall have delivered to the Buyer a certificate certifying the matters set forth in Section 6.3(a) with respect to himself.
     (c) The Seller Parties shall have delivered to the Buyer the Seller Consents set forth on Schedule 6.3(c), and each such Seller Consent shall be in full force and effect.
     (d) The Seller Parties shall have delivered to the Buyer amendments to the distribution agreements listed on Schedule 6.3(d), in form and substance reasonably satisfactory to the Buyer.
     (e) The Seller Parties shall have delivered each document required to be delivered pursuant to Section 1.10(a), duly executed by each of the applicable Seller Parties.
     (f) Since September 14, 2010, no change, event, occurrence or condition shall have occurred that has had, or could reasonably be expected to have, a Material Adverse Effect.
     (g) The Seller Parties shall have delivered to the Buyer a certificate from the secretary of each Seller Party (other than the Owners), each Seller Foreign Subsidiary and Pipeline Seal UK certifying (i) that attached thereto is a true and complete copy of such Person’s articles of incorporation or other comparable organizational document and all amendments thereto, as certified by the appropriate Governmental Authority of such Person’s jurisdiction of formation (except in the case of PSI Germany, to the extent that such certification is not reasonably obtainable from the applicable German commercial registry due to the age of the records, in which case, the Seller Parties shall deliver such documents without such certification), (ii) that attached thereto is a true and complete copy of the bylaws or other comparable organizational document of each such Person, as then in effect, and (iii) solely with respect to each Seller Party (other than the Owners), that (x) attached thereto is a true and complete copy of the resolutions adopted by such Seller Party’s board of directors and shareholders authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (y) as to the incumbency and signatures of any of each such Seller Party’s officers who will execute documents at the Closing or who have executed this Agreement. Notwithstanding the foregoing, if the corporate laws applicable to a Seller Foreign Subsidiary do not contemplate an office equivalent to secretary, the aforementioned documents may be provide by a notary in certified copy.

     (h) The Seller Parties shall have delivered to the Buyer a current certificate of existence, a current certificate of corporate good standing (to the extent such is generally obtainable in the applicable jurisdiction) or other comparable document of each Seller Party (other than the Owners), the Seller Foreign Subsidiaries and Pipeline Seal U.K., dated as of a date not more than 10 Business Days prior to the Closing, from the jurisdiction of its organization or incorporation.
     (i) The Seller Parties shall have delivered to the Buyer evidence satisfactory to the Buyer that prior to or substantially concurrent with the consummation of the transactions contemplated by this Agreement (i) all of the Closing Indebtedness shall have been paid in full and all Liens, other than Permitted Encumbrances, and other security interests in the properties and assets of the Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. shall have been released and terminated, (ii) all Seller Transaction Expenses shall have been paid in full, (iii) all Change of Control payments shall have been made and (iv) the Unpaid 2010 Bonuses and Commissions shall have been paid in full.
     (j) The Seller Parties shall have delivered to the Buyer a certificate (to the extent that such is generally obtainable in the applicable jurisdiction) as to the tax good standing status of each Seller Party (other than the Owners) dated as of a date no more than 10 Business Days prior to the Closing from the jurisdiction of its formation.
     (k) The Buyer shall have received a legal opinion from counsel to the Seller Parties, dated as of the Closing Date, in substantially the form of Exhibit S.
     (l) The Seller Parties shall have delivered to the Buyer the resignations, effective as of the Effective Time, of the directors and executive officers (or the equivalent positions) of each of the Seller Foreign Subsidiaries and Pipeline Seal U.K. and of any directors or officers of the Seller Foreign JVs appointed by the Selling Shareholders, including with respect to any positions held by David Nordeen, David Best or Franz Eiber, evidence of the termination of the respective employment or service contract and all rights to employment effective prior to the Effective Time. In the case of Mr. Eiber, (i) a resignation (Niederlegung) of any such position may be substituted with a shareholders’ resolution removing him from his office as managing director of Franken Plastik and PSI Germany with effect immediately prior to the Effective Time (Abberufung), and (ii) the delivery of evidence of the termination of his employment or service contract effective prior to the Effective Time may be substituted with evidence that a notice of termination with regard to Mr. Eiber’s employment terminating such relationship with effect to the next permissible date (i.e., December 31, 2011) and releasing Mr. Eiber from his duty to work effective immediately prior to the Effective Time has been received by Mr Eiber prior to the Effective Time.
     (m) The Seller Parties shall ensure that the person specified in Schedule 6.3(m) is appointed as managing director of Franken Plastik and PSI Germany with effect as from the Effective Time and shall have delivered to the Buyer evidence in this regard.

     Section 7. Indemnification.
     7.1 Seller Parties’ Agreement to Indemnify. Subject to the limitations set forth in Section 7.3 and elsewhere in this Section 7, each Seller Party and Barham, jointly and severally, shall indemnify, defend and hold harmless the Buyer Entities and their respective Affiliates (including, without limitation, the Seller Foreign Entities after Closing) and their respective successors and assigns, managers, officers, directors, equity holders, employees and agents (collectively, the “Buyer Indemnified Parties”) for, and will pay to such Persons or reimburse such Persons for, any and all Damages arising or resulting from or in connection with:
     (a) any breach or inaccuracy of any representation or warranty of any Seller Party contained in this Agreement, or in any agreement or certificate executed and delivered pursuant to this Agreement or the Primary Transaction Agreements;
     (b) any breach or nonfulfillment of any covenant or agreement of any Seller Party contained in this Agreement;
     (c) any Excluded Liability including, without limitation, any Canusa Product Liability;
     (d) any Environmental Liability of or related to any Seller Party, Seller Foreign Subsidiary, Pipeline Seal U.K., the Business (other than as conducted by the Seller Foreign JVs) or the Facilities arising during or relating to the period prior to the Effective Time; and
     (e) any Closing Indebtedness, Change of Control Payments, Seller Transaction Expenses and Unpaid 2010 Bonuses and Commissions existing on the date hereof and not satisfied in full from the Closing Payment pursuant to Section 1.9.
     7.2 Buyer’s Agreement to Indemnify. Subject to the limitations set forth in Section 7.3 and elsewhere in this Section 7, each Buyer Entity, jointly and severally, shall indemnify and hold harmless the Seller Parties and their respective Affiliates and their managers, officers, directors, equity holders, employees and agents for, and will pay to such Persons or reimburse such Persons for, any and all Damages arising or resulting from or in connection with:
     (a) any breach or inaccuracy of any representation or warranty of any Buyer Entity contained in this Agreement, or in any agreement or certificate executed and delivered pursuant to this Agreement or the Primary Transaction Agreements;
     (b) any breach or nonfulfillment of any covenant or agreement of the Buyer Entities contained in this Agreement;
     (c) any Assumed Liability; and
     (d) any Seller Foreign Entity Assumed Liability.
     7.3 Liability Limitations. Notwithstanding anything set forth in Section 7.1 or Section 7.2 to the contrary:

     (a) No party hereto will have liability under Section 7.1(a) or Section 7.2(a), as applicable, until the aggregate amount of Damages under such subsection exceeds $500,000, at which point the Indemnifying Party will be obligated to indemnify for the full amount of Damages in excess of $250,000; provided, that the foregoing limitation shall not apply to claims based on fraud or intentional misrepresentation, or breach of the Seller Fundamental Representations or the Buyer Fundamental Representations, for which, in each case, the Indemnifying Party shall be obligated to indemnify for the full amount of Damages.
     (b) No party hereto will have liability under Section 7.1(a) or Section 7.2(a), as applicable, to the extent the total Damages exceeds $30,000,000; provided, however, that the foregoing limitation shall not apply to claims based on fraud or intentional misrepresentation or breach of the Seller Fundamental Representations or the Buyer Fundamental Representations; and the amount of Damages for which the Seller Parties and Barham shall be collectively liable based on breaches or inaccuracies of the representations or warranties of the Seller Parties related to the Seller Foreign JVs, to the extent that such representations or warranties are qualified by “Sellers’ Knowledge”, shall not exceed an aggregate of $500,000.
     (c) No indemnification will be required by any party hereto under Section 7.1(a) or Section 7.2(a), as applicable, unless the Sellers’ Representative or the Buyer (as applicable) has received notice of a claim on or before the date that is eighteen (18) months after the Closing Date; provided that such limitation will not apply to (i) any breach or inaccuracy of any representation or warranty contained in Section 2.8 (Taxes and Tax Returns), for which indemnity will be required as long as the Sellers’ Representative receives notice of a claim with respect thereto on or before the expiration of the applicable statute of limitations for such claim (it being understood and agreed that with respect to Taxes of a German Governmental Authority, the expiration of the applicable statute of limitations for such claims shall be the date six months after the respective Tax became un-appealable and final (formell and materiell bestandskraftig), (ii) any breach or inaccuracy of any representation or warranty contained in Section 2.23(d), for which indemnity will be required as long as the Sellers’ Representative receives notice of a claim with respect thereto on or before the seventh anniversary of the Closing Date, and (iii) claims for fraud or intentional misrepresentation or for breach or inaccuracy of the other Seller Fundamental Representations or Buyer Fundamental Representations, for which indemnification shall be required without limitation.
     7.4 Procedure for Indemnification — Third-Party Claims.
     (a) If any Person claims indemnification hereunder arising from any claim or demand of a third party, the party seeking indemnification (the “Indemnified Party”) will promptly notify the party from whom indemnification is sought (the “Indemnifying Party”) in writing of the basis for such claim or demand setting forth the nature of the claim or demand in reasonable detail. The failure of the Indemnified Party to so notify the Indemnifying Party will not relieve the Indemnifying Party of any obligation hereunder except to the extent the Indemnifying Party demonstrates that the defense of such claim or demand is materially prejudiced by the failure to give such notice.
     (b) If any Proceeding is brought by a third party against an Indemnified Party and the Indemnified Party gives notice to the Indemnifying Party pursuant to Section 7.4(a), the

Indemnifying Party will, unless the underlying claim involves Taxes (other than withholding Tax on dividend payments made by Franken Plastik to Commerical Plastics in 2006 (the “2006 German Dividend Payments”)), be entitled to assume the defense of such Proceeding, if (i) the Indemnifying Party provides written notice to the Indemnified Party that the Indemnifying Party intends to undertake such defense, and by such notice it will be established that the Indemnifying Party shall indemnify the Indemnified Party against claims for indemnification resulting from such third-party claim as provided in this Section 7.4, (ii) the Indemnifying Party provides to the Indemnified Party evidence acceptable to the Indemnified Party that the Indemnifying Party has the financial resources to defend against the third-party claim and to fulfill its indemnification obligations hereunder, (iii) the Indemnifying Party conducts the defense of the third-party claim actively and diligently with counsel reasonably satisfactory to the Indemnified Party, and (iv) if the Indemnifying Party is a party to the proceeding, the Indemnified Party and the Indemnifying Party have not determined in good faith that joint representation would be inappropriate. If the Indemnifying Party assumes the defense of a Proceeding, no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (A) there is no finding or admission of any violation of law or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party.
     (c) If (i) notice is given by the Indemnified Party to the Indemnifying Party of the commencement of any third-party Proceeding and the Indemnifying Party does not, within 30 days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Proceeding, or (ii) any of the conditions set forth in clauses (i) — (iv) of Section 7.4(b) above become unsatisfied, the Indemnified Party will (upon notice to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such claim and the Indemnifying Party will remain responsible for any indemnifiable amounts to the extent provided in this Section 7.
     (d) For purposes of Section 7.1(a) and Section 7.2(a), a “breach” of a representation or warranty will include allegations in a Proceeding brought by a third-party against an Indemnified Party alleging facts that, if true, would constitute a breach of such representation or warranty.
     (e) For the avoidance of doubt, the parties hereto expressly acknowledge that the provisions of this Section 7.4 shall be fully applicable to all claims, demands and Proceedings relating to the potential imposition by the German tax authorities of withholding Tax on the 2006 German Dividend Payments.
     7.5 Indemnification Procedure — Direct Claims. If an Indemnified Party claims indemnification hereunder for any claim other than third-party claims, then the parties are free to pursue any remedy available in equity or at law (subject to the terms of this Agreement, including Section 7.13).
     7.6 Survival. Subject to Section 7.3(c) all representations, warranties, covenants and agreements made by the parties hereto in this Agreement, the Disclosure Schedules and the documents to be executed in connection with this Agreement and the Primary Transaction

Agreements, will survive the Closing. A party’s consummation of the transactions contemplated hereby will not limit or affect its rights to recover under this Section 7.6.
     7.7 Interest. Interest will accrue on the unpaid amount of all indemnification obligations hereunder at the Prime Rate, such interest to be calculated based on the actual number of days elapsed from the date each indemnification obligation becomes due and owing until paid in full and will be based on a 365-day year.
     7.8 Escrow Amounts. The Sellers’ Representative will instruct the Escrow Agent to release to the Buyer pursuant to the Escrow Agreement any amount owed by a Seller Party to a Buyer Indemnified Party pursuant to this Section 7, but the Escrow Amount will not be the Buyer Indemnified Parties’ sole recourse.
     7.9 [Intentionally Deleted].
     7.10 Exclusion of Damages. In no event shall any party be liable for loss of profits, punitive or consequential damages incurred by an Indemnified Party hereunder; it being understood that the Indemnifying Parties shall only be liable for such Damages (subject to the limitations on liability set forth in this Section 7) to the extent loss of profits, punitive or consequential damages are incurred or suffered by a third party and payable by the Indemnified Party with respect to a claim made by such third party.
     7.11 Subrogation. Upon making any payment to an Indemnified Party for any indemnification claim under this Agreement, the Indemnifying Party shall be subrogated, to the extent of such payment (an “Indemnification Payment”), to any rights which the Indemnified Party or its Affiliates may have (a) against any Governmental Authority (b) against a third-party insurance company under insurance policies held by the Seller Parties and the Seller Foreign Entities immediately prior to the Closing, in each case with respect to the subject matter underlying such indemnification claim, or (c) against any Person with respect to Environmental Liabilities underlying such indemnification claim. The Indemnified Party and its Affiliates shall reasonably cooperate with the Indemnifying Party in the pursuit of such rights and shall promptly turn over to the Indemnifying Party any payments (up to the amount of the Indemnification Payment) received in respect of such rights.
     7.12 Calculation of Damages. For purposes of this Section 7, the amount of any Damages shall be computed net of any insurance proceeds actually received by Buyer or its Affiliates after the Closing from a third party insurance company under an insurance policy held by the Seller Parties or the Seller Foreign Entities immediately prior to Closing.
     7.13 Exclusive Remedy. Except for claims of fraud or intentional misrepresentation, the indemnification provided in this Section 7 shall be the sole and exclusive remedy after the Closing for breach of any representation, warranty, covenant or agreement by the parties hereto; provided, however, that nothing herein shall prevent any party from pursuing remedies of specific performance or injunctive relief, declaratory judgment or any other non-monetary equitable remedies available to it under applicable Law. All amounts payable by one party in indemnification of the other shall be considered an adjustment in the dollar amount thereof to the Purchase Price, and the parties will make all reasonable efforts to effectuate and appropriately document same, including, without limitation, by means of making appropriate filings with applicable Governmental Authorities.
     Section 8. Termination.
     8.1 Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by mutual written consent of the Sellers’ Representative and the Buyer;
     (b) by the Sellers’ Representative by written notice to the Buyer, if the Closing has not occurred for any reason, other than a breach by any Seller Party or its Affiliates of any provision of this Agreement, by February 28, 2011;
     (c) by the Buyer, by written notice to the Sellers’ Representative, if the Closing has not occurred for any reason, other than the breach by any Buyer Entity or its Affiliates of any provision of this Agreement, by February 28, 2011;
     (d) by the Sellers’ Representative, if any Buyer Entity materially breaches any provision of this Agreement and such breach remains uncured for a period of 30 days after the Buyer receives written notice of such breach; or
     (e) by the Buyer, if any Seller Party materially breaches any provision of this Agreement and such breach remains uncured for a period of 30 days after the Sellers’ Representative receives notice of such breach.
     8.2 Procedure and Effect of Termination. In the event of a termination of this Agreement by any Person pursuant to Section 8.1:
     (a) The terminating party shall give prompt written notice thereof to the other parties, and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto.
     (b) All further obligations of the parties hereunder shall terminate, except that the obligations in this Section 8.2, and Section 9 (General Provisions) hereof shall survive. Notwithstanding anything in this Agreement to the contrary, each of the parties to this Agreement shall be entitled to any remedy to which such party may be entitled in equity or at law for the violation or breach by any other party of any agreement, covenant, representation or warranty contained in this Agreement.
     (c) All filings, applications and other submissions relating to the transactions contemplated herein shall, to the extent practicable, be withdrawn from the agency or other Person to which made.

     Section 9. General Provisions.
     9.1 Construction.
     (a) Unless the context requires otherwise, the word “including” and variations thereof mean including without limitation, the words “hereof” and “herein,” and similar terms refer to this Agreement as a whole and not any particular section, and any reference to a Law will include, unless otherwise stated, any amendment or successor thereto and any rules and regulations promulgated thereunder.
     (b) The parties acknowledge that they and their attorneys have reviewed this Agreement and have had the opportunity to negotiate fully all of its provisions, and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party, or any similar rule operating against the drafter of an agreement, will not be applicable to the construction or interpretation of this Agreement.
     (c) Each representation, warranty and covenant set forth herein will have independent significance.
     (d) Disclosure Schedules. Notwithstanding any specific reference to the disclosure of any matter pursuant to any Disclosure Schedule attached hereto, all disclosures made pursuant to any Section hereunder or on the Disclosure Schedule shall be deemed made for all other Sections to which such disclosure may apply to the extent its relevance to such other Sections is reasonably apparent on its face, and any headings or captions on any Section or Disclosure Schedule herein or therein are for convenience of reference only.
     9.2 Expenses. Subject to the last sentence of Section 1.15, the Buyer (with respect to the Buyer Entities) on the one hand, and the Seller Parties (with respect to the Seller Parties and the Seller Foreign Entities) on the other hand, shall pay all costs and expenses incurred by such Persons in connection with this Agreement and the transactions contemplated hereby.
     9.3 Amendment and Modification. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by each party against whom such amendment, modification or supplement is sought to be enforced, except that the Sellers’ Representative will be entitled to amend, modify or supplement this Agreement on behalf of itself and all of the Seller Parties and the Buyer will be entitled to amend, modify or supplement this Agreement on behalf of itself and all of the Buyer Entities. Any such writing must refer specifically to this Agreement.
     9.4 Waiver of Compliance; Consents. The rights and remedies of the parties are cumulative and not alternative and may be exercised concurrently or separately. No failure or delay by any party in exercising any right or privilege under this Agreement will operate as a waiver of such right or privilege. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver (or if the party giving such waiver is a Seller Party, by the Sellers’ Representative), and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature. Any consent required or permitted by this Agreement is binding only if in writing.

     9.5 Sellers’ Representative. Each Seller Party hereby irrevocably appoints David M. Nordeen (the “Sellers’ Representative”) as his or its true and lawful attorney-in-fact and agent, with full power of substitution or resubstitution, to act solely and exclusively on behalf of such Seller Party for all purposes hereunder (including any decision relating to termination, waiver or indemnification) and for the purpose of delivering and receiving notices, including service of process. All action required to be taken by the Seller Parties under this Agreement may, to the extent contemplated herein, be taken by the action of the Sellers’ Representative, and each Buyer Entity will be entitled to rely on all such actions taken or authorized by the Sellers’ Representative as being the binding acts of the Seller Parties.
     9.6 Buyer’s Representative. Each Buyer Entity hereby irrevocably appoints the Buyer as its true and lawful attorney-in-fact and agent, with full power of substitution or resubstitution, to act solely and exclusively, on behalf of such Buyer Entity for all purposes hereunder (including any decision relating to termination, waiver, or indemnification) and for the purpose of delivering and receiving notices, including service of process. All action required to be taken by the Buyer Entities under this Agreement may, to the extent contemplated herein, be taken by the action of the Buyer and each Seller Party shall be entitled to rely on all such actions taken or authorized by the Buyer as being the binding acts of the Buyer Entities.
     9.7 Notices. All notices, consents, waivers and other communications hereunder will be in writing and will be (i) delivered by hand, or, in the case of the recipient being the Seller’s Representative, transmitted by electronic mail, (ii) sent by facsimile transmission, or (iii) sent certified mail or by a nationally recognized overnight delivery service, charges prepaid, to the address set forth below (or such other address for a party as will be specified by like notice):
     (a)     If to the Seller Parties, care of the Sellers’ Representative:
David M. Nordeen
5990 Cartier Dr.
Reno, Nevada 89511
Facsimile: 775-849-0490
Email: n103265@cs.com
with a copy to:
The Law Offices of Rick Weiner
16485 Laguna Canyon Road Suite 250
Irvine, CA 92618
Attn: Rick Weiner, Esq.
Facsimile: 949-266-8080
and a copy to:
Sullivan & Triggs, LLP
1230 Montana Ave., Suite 201
Santa Monica, CA 90403
Attn: Brian Sullivan, Esq.
Facsimile: 310-451-8303

     (b)     If to the Buyer Entities, to:
Corrosion Control Corporation
c/o EnPro Industries, Inc.
5605 Carnegie Blvd., Suite 500
Charlotte, NC 28209
Attn: Robert S. McLean, Vice President, Legal
Facsimile: 704-731-1531
with a copy to:
Robinson, Bradshaw & Hinson, P.A.
101 North Tryon St., Suite 1900
Charlotte NC 28246
Attn: Kelly L. Loving, Esq.
Facsimile: 704-393-3997
     Notice sent to the Sellers’ Representative pursuant to this Section 9.7 will have the same force and effect as if delivered to each Seller Party. Each such notice or other communication will be deemed to have been duly given and to be effective (x) if delivered by hand or transmitted by electronic mail, immediately upon delivery or transmission, respectively, if delivered or transmitted on a Business Day during normal business hours and, if otherwise, on the next Business Day; (y) if sent by facsimile transmission, immediately upon machine confirmation that such transmission has been successfully transmitted on a Business Day before or during normal business hours and, if otherwise, on the Business Day following such confirmation, or (z) if sent by a nationally recognized overnight delivery service, on the day of delivery by such service or, if not a Business Day, on the first Business Day after delivery. Notices and other communications sent via facsimile must be followed within two Business Days by notice delivered by hand, nationally recognized delivery services or by United States mail.
     9.8 Publicity. Upon the execution and delivery of this Agreement, the Buyer and the Sellers’ Representative shall cooperate with respect to the prompt issuance of a press release announcing the transactions contemplated hereby. Any other public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby will be issued at such a time and in such a manner as the Buyer determines, subject to the reasonable approval of the Sellers’ Representative, which approval shall not be unreasonably withheld or delayed. Otherwise, no party hereto will issue any public announcement or similar publicity of the transactions contemplated by this Agreement without first obtaining the prior written consent of the Buyer.
     9.9 Assignment; No Third-Party Rights. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any party hereto without the prior written consent of the other party; provided that the Buyer Entities will have the right to assign their rights hereunder to any of their Affiliates without such consent. Except as expressly set forth in

Section 7.1 and Section 7.2, this Agreement and its provisions are for the sole benefit of the parties to this Agreement and their successors and permitted assigns and will not give any other Person any legal or equitable right, remedy or claim.
     9.10 Governing Law; Jurisdiction. The execution, interpretation and performance of this Agreement, and any disputes with respect to the transactions contemplated by this Agreement, will be governed by the internal laws and judicial decisions of the State of Delaware. If any party commences a lawsuit or other proceeding relating to or arising from this Agreement, the parties hereto submit to the nonexclusive jurisdiction of any federal court located within the states of Delaware or Texas for purposes of all such proceedings. The parties agree that such courts shall be proper venue for any such lawsuit or judicial proceeding and waive any objection to such venue. Each party hereto, to the fullest extent permitted by law, hereby irrevocably waives any right to trial by jury of any claim, demand, action, or cause of action arising under this Agreement.
     9.11 Further Assurances; Records. Each party will cooperate and use commercially reasonable efforts to take such actions, and execute all such further instruments and documents, at or subsequent to the Closing, as another party or other parties may reasonably request in order to effect the transactions contemplated by and the terms and purposes of this Agreement, including, without limitation the execution of additional documents evidencing the assignment of Business Proprietary Rights. Each party will provide the other party or parties with access to all relevant documents and other information pertaining to the Business that are needed by such other party or parties for the purposes of preparing Tax Returns or responding to an audit by any Governmental Authority. Each Seller Party agrees to cooperate with and provide assistance to, the Buyer and its Affiliates in connection with any Proceedings or other investigation relating to the Business, in which, in the reasonable judgment of Buyer’s counsel, the assistance or cooperation of such Person is needed. The Buyer shall reimburse such Person(s) for reasonable out-of-pocket costs incurred in connection with such assistance.
     9.12 Severability. If any provision contained in this Agreement is for any reason held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provision had never been contained herein, unless the invalidity, illegality or unenforceability of any such provision substantially deprives any party of the practical benefits intended to be conferred by this Agreement. Notwithstanding the foregoing, any provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, illegal or unenforceable, and the determination that any provision of this Agreement is invalid, illegal or unenforceable as applied to particular circumstances will not affect the application of such provision to circumstances other than those as to which it is held invalid, illegal or unenforceable.
     9.13 Currency; Exchange Rate. Unless otherwise expressly indicated, all references to dollar amounts in this Agreement are expressed in U.S. dollars. All conversions from another currency into U.S. dollars used in determination of Closing Net Working Capital and the related adjustment pursuant to Section 1.12 hereof shall be based on a conversion rate equal to €1.33 per U.S. Dollar and £1.55 per U.S. Dollar.

     9.14 Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
     9.15 Electronic Signatures. The exchange of copies of this Agreement and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties to this Agreement and the Primary Transaction Agreements, transmitted by facsimile shall be deemed to be their original signatures for all purposes.
     9.16 Entire Agreement. This Agreement, including the Exhibits hereto and the Disclosure Schedules, constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof. The Exhibits hereto and the Disclosure Schedules are an integral part of this Agreement and are incorporated by reference herein. This Agreement supersedes all prior agreements, understandings, promises, representations and statements between the parties and their representatives with respect to the transactions contemplated by this Agreement, whether written or oral, including the letter agreement entered into between PSI and EnPro Industries, Inc. dated September 14, 2010 (which is hereby terminated in its entirety, including the Binding Provisions (as defined therein)), but excluding the Confidentiality Agreement dated June 3, 2010 between EnPro Industries, Inc. and Pipeline Seal and Insulator, Inc., which shall survive until Closing and terminate at Closing.
[signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Purchase Agreement as of the date first written above.

BUYER ENTITIES: CORROSION CONTROL CORPORATION
By:	/s/ Richard L. Magee
Name:	Richard L. Magee
Title:	Vice President

GARLOCK (GREAT BRITAIN) LIMITED
By:	/s/ John R. Mayo
Name:	John R. Mayo
Title:	Director

GARLOCK GmbH
By:	/s/ Harald Poppke
Name:	Harald Poppke
Title:	Managing Director

ENPRO LUXEMBOURG HOLDING COMPANY
By:	/s/ John R. Mayo
Name:	John R. Mayo
Title:	Manager

COLTEC INDUSTRIES PACIFIC PTE LTD
By:	/s/ John R. Mayo
Name:	John R. Mayo
Title:	Director
[Signature Page to Purchase Agreement]

SELLER PARTIES: PIPELINE SEAL AND INSULATOR, INC.
By:	/s/ David Nordeen
Name:	David Nordeen
Title:

TEXAS PLASTICOTE, INC.
By:	/s/ David Nordeen
Name:	David Nordeen
Title:

/s/ Arnold Stevens
Arnold Stevens

/s/ David Nordeen
David Nordeen

[Signature Page to Purchase Agreement]

PRESENT WHEN THE COMMON
SEAL of GPP Global Pipeline Products
Limited was affixed hereto:-

/s/ David Nordeen
David Nordeen

/s/ David Best
David Best

PRESENT WHEN THE COMMON
SEAL of CPI Commercial Plastic
Industries Limited was affixed hereto:-

/s/ David Nordeen
David Nordeen

/s/ David Best
David Best

[Signature Page to Purchase Agreement]

Solely with respect to the indemnification obligations set forth with respect to the undersigned in Section 7 hereof: BARHAM INDUSTRIES CORP.
By:	/s/ David Nordeen
Name:
Title:

[Signature Page to Purchase Agreement]

DEFINITIONS APPENDIX
     “Accounts Receivable” means all trade accounts receivable and all other accounts or notes receivable, including accounts receivable from Affiliates, officers, directors, owners, partners, members or managers of any Person and any claim and right related to any of the foregoing.
     “Affiliate” means with respect to any Person, each of the Persons that directly or indirectly, through one or more intermediaries, owns or controls, is controlled by or is under common control with, such Person. An Affiliate of a natural Person shall also include any natural Person who is a grandparent, a descendant of any grandparent, a spouse, or a child of a spouse of such Person, any natural Person who resides with such Person, and any Person controlled by any of them. For the purpose of this Agreement, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies, whether through the ownership of voting securities, by contract or otherwise.
     “Barham” means Barham Industries Corp., a Nevada corporation.
     “Business Assets” means the Purchased Assets and the Seller Foreign Entity Assets.
     “Business Contracts” means all Seller Contracts, Seller Foreign Entity Contracts and any other Contracts entered into by a Seller Party or any Affiliate of such Persons (excluding the Italian JV) in connection with the Business.
     “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Charlotte, North Carolina are generally closed for business.
     “Business Proprietary Rights” means all of the Seller Proprietary Rights and all of the Seller Foreign Entity Proprietary Rights as well as any Proprietary Rights of the Seller Parties used by the Sellers or Seller Foreign Entities in the Business.
     “Buyer Consents” means the Consent of any Person (other than the Buyer Entities or their Affiliates) required to be obtained by the Buyer prior to the consummation of the transactions contemplated hereby.
     “Buyer Fundamental Representations” means the representations and warranties of the Buyer set forth in Sections 4.1 (Organization), 4.2 (Authority; Enforceability), 4.3 (Consents and Approvals; No Violation) and 4.5 (Brokers).
     “Buyer’s Knowledge” means the actual knowledge of Robert McLean and Brad Lodge.
     “Canusa Product Liability” means liability for Damages incurred by PSI Germany or its Affiliates as a result of warranty claims or Product Liability related to any sale of Superseal by PSI Germany or its Affiliates prior to the Effective Time, and specifically including any liability or obligations under the Canusa Settlement Agreement or any warranty related thereto.

     “Capital Lease” with respect to any Person, means any lease of property by such Person as lessee that is or is required to be, in accordance with applicable generally accepted accounting principles, recorded as a capital lease on such Person’s balance sheet.
     “Change of Control Payments” means all (a) change of control or other sale or transaction bonuses payable to employees, officers or directors of any Seller Party, any Seller Foreign Subsidiary or Pipeline Seal U.K. (or, to the Sellers’ Knowledge, any Seller Foreign JV) as a result of the transactions contemplated by this Agreement and (b) severance obligations owed by any Seller Party, any Seller Foreign Subsidiary or Pipeline Seal U.K. (or, to the Sellers’ Knowledge, any Seller Foreign JV) to employees, officers or directors thereof triggered as a result of the transactions contemplated by this Agreement, including with respect to clauses (a) and (b) the employer portion of any payroll Taxes.
     “Closing Date” means the date of the Closing.
     “Closing Indebtedness” means, as of the Effective Time, (a) all outstanding principal, interest, fees, expenses and other amounts and liabilities incurred or owed by the Sellers, Pipeline Seal U.K. or the Seller Foreign Subsidiaries, (i) in respect of borrowed money (including the current portion thereof), (ii) in respect of Capital Leases, (iii) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase agreement, (iv) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (v) for all or any part of the deferred purchase price of property or services (other than trade payables), including any “earnout” or similar payments or any non-compete payments, or (vi) under interest rate swap, hedging or similar agreements or (b) any liability of others described in the preceding clause (a) that the Sellers, Pipeline Seal U.K. or any Seller Foreign Subsidiary has guaranteed that is recourse to the Sellers, Pipeline Seal U.K., any Seller Foreign Subsidiary or any of their assets or that is otherwise any of their legal liability or that is secured in whole or in part by any of their assets. For purposes of this Agreement, Closing Indebtedness includes (A) any and all accrued interest, success fees, prepayment premiums, make-whole premiums or penalties and fees or expenses actually incurred (including lender’s attorneys’ fees) associated with the prepayment of any Closing Indebtedness, (B) all Outstanding Checks, to the extent not covered by immediately available funds in the accounts upon which drawn, and (C) cash, book or bank account overdrafts.
     “COBRA” means the U.S. Consolidated Omnibus Reconciliation Act of 1985, as amended
     “Code” means the U.S. Internal Revenue Code of 1986, as amended, including all regulations and other authoritative Governmental Authority guidance issued with respect thereto.
     “Consent” means any approval, consent, ratification, waiver, or other authorization.
     “Contract” means any agreement, contract, promise or undertaking (whether oral or written and whether express or implied).
     “Copyright” means the legal right provided by the U.S. Copyright Act of 1976, as amended, to the expression contained in any work of authorship fixed in any tangible medium of expression together with any similar rights arising in any other country as a result of statute or treaty.
     “Covered Person” means any employee or official of a Governmental Authority, any officer or employee of any directly or indirectly government-owned or controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, instrumentality or for or on behalf of a public international organization and any political party or candidate for political office.
     “Damages” means damages, loss, liability, claim, expense (including cost of investigation and reasonable attorneys’ fees) and diminution of value, whether or not involving a third-party claim.
     “Disclosure Schedule” means any schedule to this Agreement containing disclosure of information delivered to the Buyer by the Seller Parties concurrently with the execution of this Agreement.
     “Environmental Laws” means any U.S. federal Law that relates to the generation, storage, handling, discharge, emission, transportation, treatment, release, threatened release or disposal of Hazardous Substances or to the protection of human health and the environment, in each case as amended, the regulations implementing such acts, and the applicable foreign, state and local equivalents of such acts and regulations, including common law.
     “Environmental Liabilities” means all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, including damages for diminution of the value of land, property damages, natural resource damages, costs and expenses (including reasonable attorneys’ fees), fines, penalties and sanctions incurred as a result of or related to:
     (a) any Proceeding by any Person against any Owner (in connection with the Business), any other Seller Party or any Seller Foreign Entity under any Environmental Laws;
     (b) any environmental matter or condition arising under or related to any Environmental Laws;
     (c) any release or threatened release or presence of any Hazardous Substances whether on, at, in, under, from or about or in the vicinity of any real or personal property; or
     (d) the treatment, storage, handling, disposal, discharge, transportation or emission of any Hazardous Substances, including the transportation or disposal of any Hazardous Substances by or on behalf of any Seller Party, or any Seller Foreign Entity to any off-site facility.
     “Equity Interests” means, with respect to any Person, the capital stock, shares, limited liability company interests, membership interests, partnership interests or other equity interests of such Person.

     “ERISA” means the U. S. Employee Retirement Income Security Act of 1974, as amended, including all regulations and other authoritative Governmental Authority guidance issued with respect thereto.
     “ERISA Affiliate” means any trade or business, whether or not incorporated, that is a member of a group of corporations or of trades or businesses (whether or not incorporated) that along with a U.S. Seller are treated as a single employer under and for any of the purposes specified in Section 414(b), (c), (m) or (o) of the Code or that is a member of a controlled group within the meaning of Section 4001(a)(14) of ERISA that includes a Seller.
     “Franken Plastik” means Franken Plastik GmbH, a German company.
     “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any municipal, local, city or county government, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled by any of the foregoing.
     “Hazardous Substance” includes each substance identified or designated as a hazardous substance, hazardous material or solid waste under any Environmental Law as well as any other substance or material meeting any one or more of the following criteria: (i) it is or contains a substance designated as a solid or hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law, (ii) it is explosive, toxic, reactive, corrosive, ignitable, infectious, radioactive or otherwise hazardous or (iii) it is or contains, without limiting the foregoing, polychlorinated biphenyls, lead based paint, petroleum hydrocarbons, asbestos or asbestos containing materials, or explosive ordnance remnants.
     “Houston Facility” means the facilities located at 6525 Goforth St. Houston, TX. 77021, 6501 Goforth St. Houston, TX. 77021, 6516 Foster St. Houston, TX. 77021, 4401 Balkin St. Houston, TX. 77021 and 6420 Eastwood, Houston, TX. 77021, as leased by the Buyer following the Closing.
     “HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Inactive Employees” means all individuals who were actively employed by a Seller in the Business but as of the Closing are on leave from their jobs (except for individuals on leave for jury duty or vacation) or who are unable, with or without reasonable accommodation, to perform the essential functions of their jobs.
     “Intercompany Accounts Payable” means all accounts payable or other payables owed to any Seller Party, Pipeline Seal U.K., any Seller Foreign Subsidiary or any other Person owned or controlled by a Seller Party (other than the Seller Foreign JVs) by any Seller Party, Pipeline Seal U.K., any Seller Foreign Subsidiary or any other Person owned or controlled by a Seller Party (other than the Seller Foreign JVs).
     “Intercompany Accounts Receivable” means all Accounts Receivable and other rights to payment owed by any Seller Party, Seller Foreign Subsidiary, Pipeline Seal U.K. or any other

Person owned or controlled by a Seller Party (other than the Seller Foreign JVs) to a Seller Party, Pipeline Seal U.K, a Seller Foreign Subsidiary or any other Person owned or controlled by a Seller Party (other than the Seller Foreign JVs).
     “Italian JV” means Alpha Engineering SRL, an Italian company.
     “Japanese JV” means Nihon Rinku Shiiru K.K. [Trans. - Link Seal Japan Ltd], a Japanese company.
     “Know-How” means ideas, designs, concepts, compilations of information, methods, techniques, methodologies, procedures, processes, algorithms and formulas, whether or not patentable.
     “Landlords” means, collectively, the landlord(s) under the U.K. Lease and the landlord(s) under the Houston Lease.
     “Law” means, with respect to any Person, any foreign, federal, state, provincial, local or similar statute, treaty, law, ordinance, regulation, rule, code, Order, judgment, requirement or rule of law (including common law) of any Governmental Authority to which such Person or any of its assets or properties is or was subject.
     “Liens” means any and all mortgages, deeds of trust, deeds to secure debt, claims, liens, security interests, pledges, escrows, charges, options, easements, leases, other occupancy agreements, restrictions and other encumbrances.
     “Malaysian JV” means PSI (SEA) SDN. BHD., a Malaysian company.
     “Mark” means any word, name, symbol or device used by a Person to identify its goods or services, whether or not registered, all goodwill associated therewith, and any right that may exist to obtain a registration with respect thereto from any Governmental Authority and any rights arising under any such application. As used in this Agreement, the term “Mark” includes all of the foregoing, including trademarks and service marks.
     “Material Adverse Effect” means any change, event, occurrence or condition which has had, or could reasonably be expected to have, a material adverse effect on the financial condition, results of operations, assets, business, properties, prospects or liabilities of the Business, taken as a whole, or a material adverse effect on the ability of the Seller Parties to consummate the transactions contemplated by this Agreement. Notwithstanding the foregoing, a Material Adverse Effect shall not include (i) changes in general domestic or international economic or financial market conditions to the extent such events do not effect the Business in a materially disproportionate manner (in the aggregate), (ii) any action taken or failed to be taken by any Seller Party (or any of its Affiliates or their respective representatives) at the written request of the Buyer (or any of its Affiliates or their respective representatives) or that is required or contemplated by this Agreement, or (iii) seasonal reductions in revenues and/or earnings of the Business in the ordinary course of business.
     “Material Impact” means an effect on the financial condition, results of operation, assets, business, properties, prospects or liabilities of the Business reasonably expected to have an adverse impact of $10,000 or greater, in the aggregate, as it relates to a breach of the representations and warranties in any Section of this Agreement.
     “Mavei” means Mavei GmbH, a German company.
     “Mavei Business” means the business operated by Mavei immediately prior to the Closing.
     “Net Working Capital” means the Accounts Receivable of the U.S. Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. (other than Intercompany Accounts Receivable, any Accounts Receivable attributable to the Mavei Business and any Accounts Receivable from a Tax authority attributable to VAT amounts paid or payable to a supplier), along with any relevant VAT component thereof receivable from a customer, plus, (ii) the inventory of the U.S. Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. (other than any inventory attributable to the Mavei Business), minus (iii) Trade Accounts Payable of the U.S. Sellers, the Seller Foreign Subsidiaries and Pipeline Seal U.K. (other than Intercompany Accounts Payable and any Trade Accounts Payable associated with the Mavei Business), and solely with respect to the calculation of Closing Net Working Capital, minus (iv) (A) accrued vacation/holiday of the U.S. Sellers relating to Transferred Employees, (B) accrued vacation/holiday of Pipeline Seal U.K. relating to employees of Pipeline Seal U.K who remain employees of Pipeline Seal U.K. immediately following the Effective Time, and (C) accrued vacation/holiday and sick days of the Seller Foreign Subsidiaries (including accrued vacation/holiday and sick days relating to the Mavei Business) relating to employees of the Seller Foreign Subsidiaries (including employees associated with the Mavei Business) who remain employees of such Persons following the Effective Time, but only to the extent that (1) such accrued vacation/holiday of the U.S. Sellers and Pipeline Seal U.K. is, in the aggregate, materially greater than, or not of a type, set forth on Schedule 2.14(a), and (2) such accrued vacation/holiday and sick days of the Seller Foreign Subsidiaries (including employees associated with the Mavei Business) exceeds $104,744.
     “New Relief” means: (a) any Relief of any Buyer Entity and/or any of their Affiliates; and (b) any Relief of a Seller Foreign Subsidiary or Pipeline Seal U.K. which arises in respect of any period commencing on or after, or as a result of anything occurring after, Closing.
     “Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency, other Governmental Authority or by any arbitrator.
     “Ordinary Course” means an action that is taken by a Person in connection with its business operations that: (i) is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; (ii) is not required to be authorized by the board of directors, general partners, or managers of such Person (or by any Person or group exercising similar authority) or by its equity holders; and (iii) is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors, general partners, or managers (or by any Person or group exercising similar authority), in the ordinary course of the normal day-to-day operations of such Person.

     “Other Benefit Obligations” means all obligations, arrangements, plans or customary practices, whether or not legally enforceable, to provide benefits, other than salary or wages, as compensation (whether taxable or not) for services rendered, to present or former directors, employees, or agents, other than obligations, arrangements, plans or customary practices that are Plans, including consulting agreements, sabbatical and leave policies, severance policies, stock option and other stock compensation plans, fringe benefits within the meaning of Section 132 of the Code and cafeteria plans under Section 125 of the Code.
     “Outstanding Checks” means all checks, electronic payments or debits of any kind issued or authorized by the U.S. Sellers, Pipeline Seal U.K. or the Seller Foreign Subsidiaries prior to the Effective Time, but not yet debited from their respective bank accounts as of the Effective Time.
     “Patent” means any patent granted by the United States Patent and Trademark Office or by the comparable agency of any other country, and any renewal thereof, and any rights arising under any patent application filed with the United States Patent and Trademark Office or the comparable agency of any other country and any rights that may exist to file any such application.
     “Permit” means any Consent issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.
     “Permitted Encumbrances” means (i) statutory liens for Taxes (including Tax assessments) not yet delinquent; (ii) mechanics’, materialmen’s carriers’, workers’, repairmen’s and other similar liens arising or incurred in the ordinary course of business with respect to charges not yet due and payable; (iii) statutory liens incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance, or other forms of governmental insurance or benefits with respect to charges not yet due and payable; (iv) easements, covenants, conditions, rights of way, encroachments, reservations, restrictions and similar matters or conditions affecting or burdening real property which do not materially interfere with the beneficial use and enjoyment of such real property or the ingress thereto or egress therefrom as currently used in connection with the Business; (v) zoning, building, fire, health, environmental and pollution control Laws, ordinances, rules and safety regulations and other similar legal requirements which do not materially interfere with the beneficial use and enjoyment of real property or the ingress thereto or egress therefrom as currently used in connection with the Business; and (vi) the interests of lessors and purchase money security interest holders in equipment as described on Schedule 2.16(c) that is the subject of (a) an equipment lease that is not a Capital Lease, or (b) a purchase money security interest arrangement, in each case as entered into the Ordinary Course of the Person so leasing or purchasing such equipment.
     “Person” means any corporation, association, joint venture, partnership, limited liability company, organization, business, individual, trust, Governmental Authority or other legal entity.
     “Pipeline Seal U.K.” means Pipeline Seal & Insulator Co. Limited, a U.K. company.

     “Plan” means an employee welfare benefit plan within the meaning of Section 3.1(1) of ERISA, an employee pension benefit plan within the meaning of Section 3.1(2) of ERISA or a plan that is both.
     “Prime Rate” means a variable per annum rate, as of any date of determination, equal to the rate from time to time published in the “Money Rates” section of The Wall Street Journal as being the “Prime Rate.” The Prime Rate will change as of the date of publication in The Wall Street Journal of a Prime Rate that is different from that published on the preceding Business Day.
     “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, commercial, labor, criminal, administrative, investigative or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.
     “Product Liability” means liability resulting from any manufacturing, design, construction, support, installation or other defect in products made manufactured, constructed, distributed, sold, leased, supported or installed by the Sellers, Pipeline Seal U.K. or any Seller Foreign Subsidiary at or prior to the Effective Time and includes any liability associated with any recall by the Buyer, Pipeline Seal U.K. or any Seller Foreign Subsidiary following the Effective Time related to any such products.
     “Proprietary Rights” means, with respect to a Person, all registered and material unregistered Copyrights, registered and material unregistered Marks, Trade Names, Trade Secrets, Patents, registered and unregistered design rights, intellectual property rights in inventions and discoveries, intellectual property rights in internet web sites and internet domain names and intellectual property rights in Know-How, owned or used by such Person.
     “PSI Germany” means PSI Products GmbH, a German company.
     “Relief” means any loss, relief, allowance, exemption, set-off, deduction, credit, right to repayment, or other relief available in relation for Taxes or to the computation of income profits or gains for the purposes of Taxes.
     “Seller Consent” means a Consent of any party (other than a Seller, Pipeline Seal U.K., or a Seller Foreign Subsidiary) to any Material Contract required by the terms of such Contract or under Law as a condition to the assignment and transfer to the Buyer Entities of the rights of the Seller, Pipeline Seal U.K., and the Seller Foreign Subsidiaries thereunder.
     “Seller Contracts” means all Contracts under which any Seller has any right, obligation, or liability, or by which any Seller is bound.
     “Seller Equity Interests” means the Equity Interests in the Seller Foreign Entities held by the Selling Shareholders.
     “Seller Foreign Entities” means, collectively, Pipeline Seal U.K., the Seller Foreign JVs and the Seller Foreign Subsidiaries.

     “Seller Foreign Entity Assets” means all right, title and interest of the Seller Foreign Subsidiaries, Pipeline Seal U.K. and the Malaysian JV and Japanese JV in and to the assets, rights, and properties owned, used or useable by the Seller Foreign Subsidiaries, Pipeline Seal U.K., the Malaysian JV and the Japanese JV, except for the Seller Foreign Entity Excluded Assets.
     “Seller Foreign Entity Contracts” means all Contracts under which any Seller Foreign Subsidiary, Pipeline Seal U.K., the Malaysian JV and the Japanese JV has any right, obligation or liability or by which a Seller Foreign Subsidiary, Pipeline Seal U.K., the Malaysian JV and the Japanese JV is bound, and shall include any Contract to which a Selling Shareholder is a party, relating to the organization, governance, or Equity Interests of a Seller Foreign Subsidiary, Pipeline Seal U.K., the Malaysian JV and the Japanese JV or otherwise relating to the Business as conducted by the Seller Foreign Subsidiaries, Pipeline Seal U.K., the Malaysian JV and the Japanese JV.
     “Seller Foreign Entity Proprietary Rights” means all of the Proprietary Rights that are owned, used, or useable by the Seller Foreign Subsidiaries, Pipeline Seal U.K., the Japanese JV and the Malaysian JV.
     “Seller Foreign JVs” means the Malaysian JV, the Japanese JV and the Italian JV.
     “Seller Foreign Subsidiaries” means Franken Plastik and PSI Germany.
     “Seller Fundamental Representations” means the representations and warranties of the Sellers and Owners set forth in Sections 2.1 (Organization; Good Standing), 2.2 (Authority; Enforceability), 2.3 (Consents and Approvals; No Violation), 2.4 (Seller Equity Interests), 2.8 (Taxes and Tax Returns), 2.12 (Environmental Matters), 2.16(a) (Title), 2.27 (Brokers), 3.1 (Authority; Enforceability); and 3.2 (Consents and Approvals; No Violation).
     “Sellers’ Knowledge” means the actual knowledge of any Owner, David Best, Franz Eiber, Andrea Proessler, Bob Coulton and Leo Bell, and the knowledge David Nordeen, David Best, and, as to each of their respective Purviews only, Andrea Proessler, Bob Coulton and Leo Bell reasonably should have in the exercise of such Person’s duties with the Sellers and the Sellers Foreign Entities; provided that as applied to the Seller Foreign JVs, “Sellers’ Knowledge” shall mean the actual knowledge of David Nordeen and David Best. For purposes of this definition, “Purview” shall mean, (x) with respect to Ms. Proessler, matters relating to the U.S. Foreign Corrupt Practices Act, the marketing aspects of the Business, and contracts to which PSI Germany and Franken Plastik are party, (y) with respect to Mr. Coulton, matters relating to the U.S. Foreign Corrupt Practices Act and to the marketing and sales aspects of the Business, and (z) with respect to Mr. Bell, matters relating to the operations of PSI’s and TPI’s plant in Houston, Texas.
     “Seller Transaction Expenses” means all costs, fees and expenses of outside professionals or advisors incurred by the Sellers or the Seller Foreign Entities in connection with the transactions contemplated by this Agreement, including all investment banking, broker, legal, tax and accounting fees, costs and expenses.

     “Selling Shareholders” means (i) Commercial Plastics, as the holder of Equity Interests in Franken Plastik, (ii) Stevens, as the holder of Equity Interests in Pipeline Seal U.K., (iii) PSI, as the holder of the Equity Interests in the Italian JV and the Japanese JV, and (iv) GPP, as the holder of the Equity Interests in the Malaysian JV.
     “Software” means, with respect to a Person, all types of computer software programs owned or used by such Person, including operating systems, application programs and software imbedded in equipment, including both object code and source code versions thereof. The term “Software” also includes all written or electronic materials that explain the structure or use of the Software or that were used in the development of the Software, including logic diagrams, flow charts and procedural diagrams.
     “Target Net Working Capital” shall mean $10,225,000.
     “Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, (including Taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, valued added, alternative, add-on minimum, estimated, or other Tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
     “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Trade Names” means any words, names or symbols used by a Person to identify its business.
     “Trade Secrets” means business or technical information of any Person including, but not limited to, customer lists, marketing data and Know-How, that is not generally known to other Persons who are not subject to an obligation of nondisclosure and that derives actual or potential commercial value from not being generally known to other Persons.
     “Unpaid 2010 Bonuses and Commissions” means any bonuses, commissions or other payments payable to or customarily payable to employees or independent contractors of the Business with respect to calendar year 2010 or any prior period (whether customarily payable or otherwise due to be paid prior to the end of 2010 or at some later date following the end of 2010), that have not been paid by the Seller Parties or their Affiliates as of the Closing Date.
     “Warranty Liability” means any liability related to a warranty of the Sellers, Pipeline Seal U.K. or the Seller Foreign Subsidiaries incurred in the ordinary course of business pursuant to warranties described on Schedule 2.23(c) in connection with any product made, manufactured, constructed, distributed, sold, leased, supported or installed by any such Person at or prior to the Effective Time.

     Cross Reference Table. Certain terms used in this Agreement have the meanings given them in the following Sections:

Term	Section
2006 German Dividend Payments	7.4
Acquisition Proposal	5.6
Active Employees	5.7(a)
Actual Termination Amount	5.8(b)
Agreement	Introductory Paragraph
Assignment and Assumption Agreement	1.10(a)(ii)
Assumed Liabilities	1.6
Balance Sheet Date	2.6(a)
Barham	Introductory Paragraph
Best Consulting Agreement	1.10(a)(v)
Business	Background Statement
Business Permits	2.10(a)
Business Real Property	2.17
Buyer	Introductory Paragraph
Buyer Documents	4.2
Buyer Entities	Introductory Paragraph
Buyer Indemnified Parties	7.1
Canusa	2.23(d)
Canusa Settlement Agreement	5.17
Closing	1.8
Closing Memorandum	1.10(c)
Closing Net Working Capital	1.11(a)
Closing Payment	1.9(c)
Closing VAT Amount	1.12(b)
Commercial Plastics	Introductory Paragraph
Consulting Agreements	1.10(a)(v)
Effective Time	1.8
Eiber Estimated Settlement Amount	5.8(b)
Eiber Termination Agreement	5.8(b)
Environmental Permits	2.12(a)
Equity Transfer Documents	1.10(a)(xvii)
Escrow Agent	1.9(c)(i)
Escrow Agreement	1.9(c)(i)
Escrow Amount	1.9(c)(i)
Estimated Net Working Capital	1.9(b)
Excluded Assets	1.2
Excluded Liabilities	1.6
Facilities	2.12(b)
Financial Statements	2.6(a)
FP Tax Credit	5.11(o)
General Release	1.10(a)(xv)
German Buyer	Introductory Paragraph

Term	Section
German VAT Agreement	5.12(a)
GPP	Introductory Paragraph
GPP Employees	5.8(c)
GPP Sale Transaction	5.12(a)
GPP Sale VAT	5.12(b)
GPP Waiver Agreements	5.8(c)
Houston Lease	1.10(a)(xi)
HSBC	1.16(b)
Improvements	2.17
Indemnification Payment	7.11
Indemnified Party	7.4(a)
Indemnifying Party	7.4(a)
Isoplus	5.17
ITEPA	2.8(g)
JV Estoppel Certificates	1.10(a)(xiii)
Luxembourg Buyer	Introductory Paragraph
Material Contracts	2.21(a)
Mavei Sale Transaction	5.12(c)
Mavei Lease	5.12(c)
Most Recent Balance Sheet	2.6(a)
Net A/R Amount	5.10
Nordeen	Introductory Paragraph
Nordeen Consulting Agreement	1.10(a)(iv)
Owner Documents	3.1
Owners	Introductory Paragraph
Payoff Letters	1.10(a)(xviii)
Performance Bonds	1.16(b)
Primary Transaction Agreements	1.10(a)(xii)
Products	2.23(a)
Proposed Canusa Settlement Agreement	5.17
PSI	Introductory Paragraph
Purchase Price	1.9(a)
Purchased Assets	1.1
Purchased Software	2.20(h)
Remaining Escrow Amount	1.17(b)
Reviewing Accountant	1.11(c)
Savings	5.11(k)
Second Escrow Release Date	1.17(b)
Seller Accounts	1.16
Seller Accounts Receivable	1.1(b)
Seller Benefit Obligation	2.13(a)
Seller Documents	2.2(a)
Seller Employee Plan	2.13(a)
Seller Excluded Assets	1.2
Seller Excluded Contracts	1.2(a)

Term	Section
Seller Foreign Accounts Receivable	5.10
Seller Foreign Entity Assumed Liabilities	1.7
Seller Foreign Entity Documents	2.2(b)
Seller Foreign Entity Excluded Assets	1.5
Seller Foreign Entity Excluded Contracts	1.5(b)
Seller Foreign Entity Excluded Liabilities	1.7(b)
Seller IP Assignment	1.10(a)(viii)
Seller Noncompete	1.10(a)(iii)
Seller Parties	Introductory Paragraph
Seller Proprietary Rights	1.1(e)
Seller Purchased Contracts	1.1(g)
Sellers	Introductory Paragraph
Sellers’ Lenders	1.10(a)(xviii)
Sellers’ Representative	9.5
Selling Shareholders	Introductory Paragraph
Singapore Buyer	Introductory Paragraph
Software License Agreements	2.20(h)
State Aids	2.10(c)
Stevens	Introductory Paragraph
Superseal	2.23(d)
Thunderline S.A.	2.27
Top Customers	2.24(a)
Top Suppliers	2.24(b)
TPI	Introductory Paragraph
Trade Accounts Payable	1.6(a)
Transferred Employees	5.7(a)
U.K. Buyer	Introductory Paragraph
U.K. Employee	2.8(g)
U.K. Lease	1.10(a)(xii)
U.S. Bill of Sale	1.10(a)(i)
U.S. Sellers	Introductory Paragraph
Unit 1A Lease	5.18
[end of definitions]

First Amendment to Purchase Agreement
     This First Amendment to Purchase Agreement dated as of February 11, 2011 (this “Amendment”) is by and between Corrosion Control Corporation, a Colorado corporation (the “Buyer”), Garlock (Great Britain) Limited, a United Kingdom company (the “U.K. Buyer”), Garlock GmbH, a German company (the “German Buyer”), EnPro Luxembourg Holding Company, a Luxembourg company (the “Luxembourg Buyer”), and Coltec Industries Pacific PTE LTD, a Singapore company (the “Singapore Buyer”), on the one hand, and Pipeline Seal and Insulator, Inc., a Nevada corporation (“PSI”), Texas Plasticote, Inc., a Nevada corporation (“TPI;” together with PSI, the “U.S. Sellers”), GPP Global Pipeline Products Ltd, an Irish company (“GPP;” and together with PSI and TPI, the “Sellers”), CPI Commercial Plastic Industries Ltd, an Irish company (“Commercial Plastics”), and Arnold Stevens, an individual resident of Nevada (“Stevens;” and collectively with PSI, GPP and Commercial Plastics, the “Selling Shareholders”), and David Nordeen, an individual resident of Nevada (“Nordeen;” and together with Stevens, the “Owners”), on the other hand, and amends that certain Purchase Agreement between the parties dated as of January 28, 2011 (the “Initial Purchase Agreement;” and as amended pursuant to the terms hereof, the “Purchase Agreement”). Barham Industries Corp., a Nevada corporation and the sole shareholder of Commercial Plastics and GPP (“Barham”), is a party to this Amendment solely for purposes of confirming its obligation to provide indemnification jointly and severally with the Seller Parties pursuant to Section 7.1 of the Purchase Agreement, and appointing the Sellers’ Representative pursuant to Section 4 of this Amendment. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Purchase Agreement.
Background Statement
     The Initial Purchase Agreement requires the Seller Parties to deliver to the Buyer (x) the Seller Consents set forth on Schedule 6.3(c) to the Purchase Agreement and (y) the certificates representing the Seller Equity Interests in the Seller Foreign Entities (including, without limitation, the Japanese JV) held by the Selling Shareholders to the extent such interests are certificated, as conditions to the Buyer Entities’ obligations to consummate the transactions contemplated by the Purchase Agreement. As of the date hereof, the Seller Parties have been unable to obtain, among other things, certain of such consents and the certificate(s) representing the Seller Equity Interests held by PSI in the Japanese JV (the “Japanese JV Certificate”), and the Buyer Entities have agreed to waive receipt at the Closing of, among other things as described herein, the consents set forth on Schedule I attached to this Amendment and the Japanese JV Certificate, pursuant to the terms and conditions set forth herein.
Statement of Agreement
     NOW, THEREFORE, the parties hereto agree as follows:
1. Section 7.1 of the Initial Purchase Agreement shall be amended as follows:
     (a) subsection (d) of such section shall be amended by deleting the word “and” from the end of such subsection;

     (b) subsection (e) of such section shall be amended by deleting the period at the end of such subsection and adding a semicolon at the end of such subsection;
     (c) a new subsection (f) shall be added thereto as follows: “(f) any failure of the Seller Parties to deliver to the Buyer the Seller Consents set forth on Schedule 6.3(c) or the contract amendments set forth on Schedule 6.3(d);”;
     (d) a new subsection (g) shall be added thereto as follows: “(g) any failure of the Seller Parties to remove, prior to the Closing, Arnold Stevens, Melina Stevens, or Franz Eiber, as authorized signatories on the bank accounts of the Seller Foreign Subsidiaries and/or Pipeline Seal U.K.; and”; and
     (e) a new subsection (h) shall be added thereto as follows: “(h) any claim relating to the Malaysian JV that would have been estopped had the Seller Parties delivered a fully executed JV Estoppel Certificate for the Malaysian JV at Closing as required pursuant to Section 1.10(a)(xiii).”
2. Section 5.19 of the Initial Purchase Agreement shall be amended as follows:
     (a) the heading to such section shall be deleted in its entirety and replaced with the following: “Malaysian JV and Japanese JV Certificates”; and
     (b) The following shall be inserted at the end of such section: “In the event the Seller Parties are unable to obtain the certificate(s) evidencing all of PSI’s Equity Interests in the Japanese JV as referenced in Section 1.10(a)(xvi) prior to the Closing, the Seller Parties shall either deliver such certificate(s) or take any actions reasonably required to confirm the transfer to the Singapore Buyer of title to such Equity Interests without such certificate(s) within 45 days following the Closing. The Seller Parties shall indemnify the Buyer and its Affiliates for any Damages relating to or arising from the failure to deliver such certificates at the Closing. If, as a result of the failure to deliver any such certificates at the Closing as described in this Section 5.19, title to the Equity Interests evidenced by such certificates cannot be transferred at the Effective Time pursuant to applicable Law, the Seller Parties shall cooperate with the Buyer Entities in a lawful and reasonable arrangement under which the Seller Parties shall treat the Singapore Buyer as the beneficial owner of such Equity Interests and, specifically, (i) PSI (with respect to the Equity Interests of the Japanese JV) and GPP (with respect to the Equity Interests of the Malaysian JV), as applicable, shall vote their Equity Interests in such Seller Foreign JVs pursuant to written instructions of the Singapore Buyer, and (ii) the Singapore Buyer will be entitled to the economic claims, rights and benefits with respect to the operation of the Malaysian JV or the Japanese JV, as the case may be, during the period from the Effective Time until such time as title to such Equity Interests therein is transferred pursuant to applicable Law. The Seller Parties shall execute and deliver such additional documents as are reasonably required by the Buyer to provide the Singapore Buyer with the rights relating to the Equity Interests set forth in the preceding sentence, including, without limitation, any power of attorney. In addition, the

Seller Parties shall use commercially reasonable efforts to obtain and deliver to the Buyer a fully executed JV Estoppel Certificate for the Malaysian JV within 10 days following the Closing.”
3. Schedule 1.2(a) to the Initial Purchase Agreement (Seller Excluded Contracts) shall be amended to add the following in proper sequential order at the end thereof: “5. The real property leases of PSI and TPI located in Houston, Texas listed on Schedule 2.17.”
4. Section 9.5 of the Initial Purchase Agreement shall be amended to include the words “and Barham” after each instance therein of the phrases “Seller Party” or “Seller Parties”.
5. Schedule 5.12(a) to the Initial Purchase Agreement (GPP Excluded Assets) shall be amended to add the following at the end thereof: “Distribution Contract, dated as of January 1, 2004, between GPP and Artech Rubber BV. [To be terminated as of the Closing]”; and Schedule 6.3(d) (Amended Contracts) to the Initial Purchase Agreement shall be amended by replacing in its entirety the text across from “1.” with “Omitted.”.
6. Subject to the terms and conditions herein, the Buyer Entities hereby waive the receipt of (a) the Seller Consents and the contract amendments set forth on Schedule I attached hereto, (b) the Japanese JV Certificate, (c) the Payoff Letters from each provider of services giving rise to a Seller Transaction Expense (as required pursuant to Section 1.10(a)(xviii)(ii) of the Initial Purchase Agreement), and (d) the JV Estoppel Certificate related to the Malaysian JV, as conditions to the consummation of the transactions contemplated by the Purchase Agreement.
7. Section 1.9(c) of the Initial Purchase Agreement shall be amended as follows:
     (a) by deleting the text of Section 1.9(c)(ii)(w) and Section 1.9(c)(ii)(x) in their entirety and deleting “(v)” in Section 1.9(c)(ii) and replacing it with “(x)”;
     (b) by deleting the text of Section 1.9(c)(iv) up to the semicolon at the end thereof and replacing it with “Omitted”;
     (c) by deleting the text of Section 1.9(c)(v) up to “; and” and replacing it with “Omitted”; and
     (d) by deleting the last paragraph thereof in its entirety and replacing it with the following:
     “The Seller Parties will deliver to the Buyer evidence of receipt of the Closing Payment (including the amount of Closing Indebtedness) and payment of the Unpaid 2010 Bonuses and Commissions, in each case, reasonably satisfactory to the Buyer. The Seller Parties shall pay the Change of Control Payments prior to the Closing and shall pay the Seller Transaction Expenses as and when due.”
8. Section 1.16 of the Initial Purchase Agreement shall be amended as follows:

     (a) by deleting the text of Section 1.16(a) in its entirety and replacing it with the following:
“(a) Immediately prior to the Closing, the Seller Parties shall distribute, or cause to be distributed, all cash from the bank accounts of the U.S. Sellers, Pipeline Seal U.K. and the Seller Foreign Subsidiaries (the “Seller Accounts”) in excess of the amount, if any, of (i) all Outstanding Checks written from the Seller Accounts, plus (ii) with respect to the Seller Accounts of the Seller Foreign Subsidiaries and Pipeline Seal U.K., the amount of payroll payable to employees of such Persons for the period up to and including the Closing Date (the “Seller Foreign Payroll Amount”). It is the intent of the parties that there will be enough cash left by the Seller Parties in the Seller Accounts as of the Effective Time sufficient to cover the amount of all Outstanding Checks and the Seller Foreign Payroll Amount. In the event there is insufficient cash left by the Seller Parties in the Seller Accounts to cover the Outstanding Checks and the Seller Foreign Payroll Amount, the Seller Parties shall reimburse the Buyer for such insufficiency on a dollar-for-dollar basis within 10 days of a written request therefor by the Buyer. The Buyer shall pay to the Sellers’ Representative, for the benefit of the Seller Parties, an amount equal to the cash in the Seller Accounts as of the Effective Time in excess of the aggregate amount of all Outstanding Checks and the Seller Foreign Payroll Amount, on a dollar-for-dollar basis, within 10 days of receipt of a written request therefor by the Sellers’ Representative.”
(b) By adding a new Section 1.16(c) as follows:
“(c) The provisions of this Section 1.16(c) shall apply only if the Closing occurs on February 11, 2011. The U.S. Sellers shall pay the regular payroll for employees of the U.S. Sellers on the Closing Date (the “Closing Date Payroll Payment”), which payroll will cover (i) wages and other amounts owed in the ordinary course to hourly employees of the U.S. Sellers for periods ended (and including) February 6, 2011, and (ii) wages and other amounts owed in the ordinary course to salaried employees of the U.S. Sellers for the period ended (and including) February 15, 2011. On or before February 18, 2011, the U.S. Sellers will pay the regular payroll for hourly employees of the U.S. Sellers (which employees may become Transferred Employees following the Closing) covering wages and other amounts owed in the ordinary course to such employees for the period commencing February 7, 2011 and ending on (and including) the Closing Date. The pro rata amount of the Closing Date Payroll Payment attributable to ordinary course payroll for salaried employees of the U.S. Sellers for the period commencing February 12, 2011 and ending on (and including) February 15, 2011 (which amount shall not exceed $3000) shall be paid by the Buyer to the Sellers’ Representative, on behalf of the Seller Parties, at such time following the Closing as the payments required pursuant to Section 1.16(a) hereof are made (or if no such payments are required, within 10 days following the Closing).
9. Section 5.7(c) of the Initial Purchase Agreement shall be amended by adding “subject to Section 1.16(c),” after the phrase “Prior to the Closing,” in the first sentence thereof.

10. Section 5.8(a) of the Initial Purchase Agreement shall be amended by adding the following sentence at the end of such section: “Notwithstanding the foregoing, if the Closing Date is not a previously scheduled payroll date for the Seller Foreign Subsidiaries and Pipeline Seal U.K., the Seller Parties may elect to cause cash in the amount of the Seller Foreign Payroll Amount to remain in the bank accounts of the Seller Foreign Subsidiaries and Pipeline Seal U.K. in lieu of payment by such Persons of such amounts to their employees prior to the Closing pursuant to this Section 5.8(a), in which case, such Seller Foreign Subsidiaries and Pipeline Seal U.K. shall remit such amounts to such employees on the next regularly scheduled payroll date following the Closing.”
11. Section 1.8 of the Initial Purchase Agreement shall be amended by adding “(Houston, Texas time)” immediately after “11:59 p.m.” as it occurs in the last sentence thereof.
12. As expressly amended hereby, the Purchase Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof. As used in the Purchase Agreement, “hereinafter,” “hereto,” “hereof,” and words of similar import shall, unless the context otherwise requires, mean the Purchase Agreement as amended by this Amendment.
13. This Amendment shall become effective upon its execution and mutual delivery by the parties hereto. This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
14. The exchange of copies of this Amendment and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Amendment as to the parties and may be used in lieu of the original Amendment for all purposes. Signatures of the parties to this Amendment transmitted by facsimile shall be deemed to be their original signatures for all purposes.
15. This Amendment shall be construed in accordance with the laws of the State of Delaware without giving effect to principles of conflicts of laws.
(signatures on following page)

     IN WITNESS WHEREOF, the parties have executed this First Amendment to Purchase Agreement as of the date first written above.

THE BUYER, on behalf of itself and the buyer entities: CORROSION CONTROL CORPORATION
By:	/s/ Richard L. Magee
Name:	Richard L. Magee
Title:	Vice President

THE SELLERS’ REPRESENTATIVE, individually and on behalf of the seller parties:
/s/ David Nordeen
David Nordeen

Solely with respect to the indemnification
obligations set forth with respect to the
undersigned in Section 7.1 of the Purchase
Agreement and to appoint the Sellers’
Representative as set forth in Section 4 of this
Amendment:

BARHAM INDUSTRIES CORP.

By:	/s/ David Nordeen
Name:	David Nordeen
Title:	President

Schedule I
Seller Consents
1.	Agreement, dated as of May 1, 1989, between DSI Dieter Spezialisolierungen GmbH and Secoher, S.A.
2.	Vereinbarung, dated as of 17.11.1977, between DSI Dieter Spezialisolierungen GmbH and P.J.B. Kleiss NV.
3.	Vereinbarung, dated as of October 17, 1984, between DSI Dieter Spezialisolierungen GmbH and COBALCH Agents-Industrial Trading, as amended through Letter from GPP dated January 2008.
Contract Amendments:
1.	Letter Agreement dated as of April 5, 2007, between GPP and Canusa Systems Limited.